EXECUTION COPY

ASSET AND STOCK PURCHASE AGREEMENT

among

INGERSOLL-RAND COMPANY LIMITED

ON BEHALF OF ITSELF AND THE OTHER SELLERS NAMED HEREIN

and

DOOSAN INFRACORE CO., LTD.

and

DOOSAN ENGINE CO., LTD.

ON BEHALF OF THEMSELVES AND THE OTHER BUYERS NAMED HEREIN

dated as of July 29, 2007

i

Schedules1

Schedule 1.1	Base Statement of Net Asset Value
Schedule 1.3	Sellers’ Knowledge
Schedule 1.4	Modified GAAP
Schedule 1.5	Shared Distributor/Dealer Contracts
Schedule 2.1(b)(iii)	Assigned Intellectual Property
Schedule 2.2(c)(xii)	Long term Indebtedness
Schedule 2.7	Allocation of the Purchase Price
Schedule 3.2	Sellers’ Authorization
Schedule 3.3	Sold Companies
Schedule 3.4	Subsidiaries of Sold Companies
Schedule 3.5(a)	Financial Statements of the Business
Schedule 3.6	Liabilities
Schedule 3.7	Conflicts and Necessary Approvals
Schedule 3.8	Non-Compliance with Law; Permits
Schedule 3.9	Litigation
Schedule 3.10	Absence of Certain Changes
Schedule 3.11	Tax Matters
Schedule 3.12(a)	Employee Benefit Plans
Schedule 3.12(b)	Detailed Description of Business Employees
Schedule 3.12(e)	Multiemployer Plans
Schedule 3.12(f)	Exceptions to Interim Operating Covenants
Schedule 3.12(h)	Plan Amendments
Schedule 3.12(k)	Acceleration of Benefits under Company Group Plans
Schedule 3.13(a)	Labor Relations
Schedule 3.14(a)	Intellectual Property
Schedule 3.14(b)	Licensed-in Intellectual Property
Schedule 3.14(c)	Loss of Intellectual Property Rights
Schedule 3.14(d)	Licensed-out Intellectual Property
Schedule 3.14(e)	Sufficiency, Validity and Non-infringement of Intellectual Property Rights
Schedule 3.14(f)	Intellectual Property Right-related Proceedings
Schedule 3.15(a)	Material Contracts
Schedule 3.15(b)	Enforceability and Breaches of Material Contracts
Schedule 3.16	Environmental Matters
Schedule 3.17	Insurance
Schedule 3.18(a)	Real Property
Schedule 3.18(b)	Title to Real Property
Schedule 3.18(c)	Condition of Real Property
Schedule 3.24	Product Recall

[1]
Exhibits and disclosure schedules are omitted in accordance with Item 601(b)(2) of Regulation S-K. The Company will furnish a copy of any omitted exhibit or disclosure schedule to he U.S. Securities and Exchange Commission supplementally upon request.

v

Schedule 4.3	Buyer Approvals and Consents
Schedule 5.9(c)(ii)	Repatriation and Relocation Programs
Schedule 5.9(d)(ii)	Seller’s Severance Plans
Schedule 5.9(f)(i)(A)	Transferred Defined Benefit Plans
Schedule 5.9(f)(i)(D)	Transferred Defined Benefit Plan Valuation Methodologies
Schedule 5.9(f)(ii)	Assumed Defined Benefit Plans
Schedule 5.9(f)(iii)	Non-Qualified Defined Benefit Plans
Schedule 5.9(g)(i)(A)	Transferred Defined Contribution Plans
Schedule 5.9(g)(ii)	Assumed Defined Contribution Plans
Schedule 5.9(g)(iii)	Non-Qualified Defined Contribution Plans
Schedule 5.9(h)(i)	Retiree Benefit Plans
Schedule 5.9(i)(i)	Transferred Welfare Plans
Schedule 5.9(i)(ii)	Assumed Welfare Plans
Schedule 5.9(j)	Agreements with Certain Transferred Employees
Schedule 5.9(m)(iii)	Calculation of International Pension Plan Amounts
Schedule 5.14(a)	Seller’s Guarantee Obligations
Schedule 5.23	Restructuring Methodology
Schedule 6.4	Required Governmental Consents

Exhibits

Exhibit A	Sellers and Buyers
Exhibit B	Manufacturing Supply Contracts
Exhibit C	Transition Services Agreement
Exhibit D	Trademark License Agreement
Exhibit E	Intellectual Property License Agreement
Exhibit F	Mocksville Lease

Index of Other Defined Terms

Defined Term	Section
Abandonment Notice	2.4(b)(v)
ABO	5.9(f)(i)(D)
Acquired Assets	2.1(b)
Acquired Contracts	2.1(b)(iv)
Affiliate	1.1
Agreement	1.1
AIM Calculation Statement	5.9(e)(i)
AIM Program	5.9(e)(i)
AIM Program Payment Amount	5.9(e)(i)
Asset Buyers	Preamble
Asset Sellers	Preamble
Asset Sellers’ Tax Returns	5.5(b)(i)
Assigned Intellectual Property	2.1(b)(iii)
Assignment and Assumption of Real Estate Leases	2.5(a)(v)
Assignment and Assumption of Patents	1.1
Assignment and Assumption of Trademarks	1.1
Assumed Defined Benefit Plans	5.9(f)(ii)
Assumed Defined Contribution Plans	5.9(g)(ii)
Assumed Welfare Plans	5.9(i)(ii)
Assumed Liabilities	2.2(b)
Audited Financial Statements	5.22
Balance Sheet	3.5(a)
Base Statement of Net Asset Value	1.1
Bills of Sale	2.5(a)(i)
Books and Records	1.1
Business	1.1
Business Day	1.1
Business Employee	1.1
Buyer Benefit Plan	5.9(q)(i)
Buyer Indemnified Persons	9.1(a)
Buyer International Pension Plan	5.9(m)(i)
Buyers	Preamble
Buyer’s Flexible Account Plan	5.9(k)
Buyer Parents	Preamble
Buyer Tax Act	5.6(a)
Buyer Tax Returns	5.5(b)(ii)
Cap	9.1(c)
Cash	1.1
CFC	5.5(c)(iv)
Clark Equipment Company	1.1
Clark Salaried Plan	5.9(g)(ii)
Closing	2.4(a)
Closing Agreements	2.5(d)

Closing Date	2.4(a)
Closing Date Cash	2.3(b)
Closing Receivables	5.19
Code	1.1
Company Material Adverse Effect	1.1
Company Group Plans	3.12(a)
Confidentiality Agreement	1.1
Consents	1.1
Contracts	2.1(b)(iv)
Control	1.1
CPA Firm	2.6(d)
Debt Commitment Letter	1.1
Deductible	9.1(b)
Deeds	2.5(a)(iv)
Deferred Items	2.4(b)(i)(A)
Deferred Transfer	2.4(b)(ii)
DOJ	5.3(b)
Election Forms	5.5(c)(i)
Encumbrance	1.1
Environmental, Safety and Health Claim	1.1
Environmental, Safety and Health Laws	1.1
Equipment	1.1
ERISA	1.1
ERISA Affiliate	1.1
Estimated Cash	2.3(b)
Excluded Assets	2.1(c)
Excluded Liabilities	2.2(c)
Final Statement of Net Asset Value	2.6(d)
Financial Statements	3.5(a)
Financing	1.1
Former Employee	1.1
FTC	5.3(b)
Governmental Antitrust Authority	1.1
Governmental Authority	1.1
Hazardous Materials	1.1
HSR Act	1.1
Income Tax	1.1
Indebtedness	1.1
Indemnifying Party	9.6
Indemnity Claim	9.4(a)
Initial Purchase Price	2.3(a)
Intellectual Property	1.1
Intellectual Property License Agreement	2.5(d)(iii)
Intercompany Payables and Receivables	5.16
International Pension Plan	5.9(m)
International Welfare Plan	5.9(n)

Inventory	1.1
Investments	1.1
IR	Preamble
IR Federal and Consolidated Income Taxes	1.1
IR Federal and Consolidated Income Tax Returns	1.1
IR Indemnified Persons	9.2
IR NJ	1.1
IRS	1.1
IR’s Flexible Account Plan	5.9(k)
Knowledge of the Sellers	1.1
Law	1.1
Leased Real Property	1.1
LESOP	5.9(g)(ii)
Licensed Intellectual Property	3.14(b)
Losses	1.1
Material Contracts	3.15(a)
Manufacturing Supply Contracts	1.1
Mocksville Lease	2.5(d)(v)
Modified GAAP	1.1
Net Asset Value	2.6(a)
Net Asset Value Base Amount	1.1
Net Asset Value Statement	2.6(a)
Non-Final Injunction	2.4(b)(i)(B)
Non-Qualified Defined Benefit Plans	5.9(f)(iii)
Non-Qualified Defined Contribution Plans	5.9(g)(iii)
Non-Transferring Employee	5.9(d)(i)
Non-U.S. Company Group Plans	3.12(a)
Objection	2.6(b)
Order	1.1
Other Competition Laws	1.1
Owned Real Property	1.1
Payments	2.4(b)(v)(B)
Payroll Tax Amount	5.9(e)(i)
Permits	3.8
Permitted Encumbrances	1.1
Person	1.1
Post-Closing Consents	5.4
Pre-Closing Period	1.1
Prime Rate	2.6(c)
Proceeding	3.9
Purchase Price	2.3(a)
Real Estate Leases	1.1
Real Property	1.1
Receipts	2.4(b)(v)(B)
Receivables	2.1(b)(ix)
Release	1.1

x

Remaining Net Asset Value Deficiency	2.6(e)
Remaining Net Asset Value Excess	2.6(e)
Rental Equipment	1.1
Restructurings	2.4(b)(i)(A)
Retiree Benefit Plans	5.9(h)(i)
Reverse Transition Services Agreement	1.1
Section 338 Allocation	5.5(c)(i)
Section 338 Companies	5.5(c)(i)
Section 338 Elections	5.5(c)(i)
Section 338 Purchase Price	5.5(c)(i)
Securities Act	4.8
Seller International Pension Plan	5.9(m)(i)
Sellers	Preamble
Sellers’ Tax Share	5.5(b)(ii)
Shared Distributor/Dealer Contracts	1.1
Sold Companies	Recitals
Sold Shares	Recitals
Stock Buyers	Preamble
Stock Sellers	Preamble
Straddle Period	5.5(b)(ii)
Subsidiaries	1.1
Tax or Taxes	1.1
Tax Benefit	9.4(a)
Tax Claim	5.7(a)
Tax Return	1.1
Taxing Authority	1.1
Termination Date	8.1(a)(v)
Title Representations	9.1(a)
Trademark License Agreement	2.5(d)(ii)
Transfer Amount	5.9(f)(i)(D)
Transfer Taxes	1.1
Transferred Defined Benefit Plans	5.9(f)(i)(A)
Transferred Defined Contribution Plans	5.9(g)(i)(A)
Transferred Welfare Plans	5.9(i)(i)
Transferred Employees	5.9(a)(v)
Transition Services Agreement	1.1
U.S. Company Group Plans	3.12(a)
U.S. GAAP	1.1

ASSET AND STOCK PURCHASE AGREEMENT

This ASSET AND STOCK PURCHASE AGREEMENT, dated as of July 29, 2007, is entered into by and among INGERSOLL-RAND COMPANY LIMITED, a company organized under the laws of Bermuda (“IR”), on behalf of itself, the stock sellers set forth on Exhibit A (the “Stock Sellers”) and the asset sellers set forth on Exhibit A (the “Asset Sellers”; and collectively with IR and the Stock Sellers, the “Sellers”), on the one hand, and DOOSAN INFRACORE CO., LTD., a company organized under the laws of the Republic of Korea and DOOSAN ENGINE CO., LTD., a company organized under the laws of the Republic of Korea (“Buyer Parents”), on behalf of themselves, the stock buyers set forth on Exhibit A (the “Stock Buyers”) and the asset buyers set forth on Exhibit A (the “Asset Buyers”; and collectively with Buyer Parents and the Stock Buyers, the “Buyers”), on the other hand.

WHEREAS, the Asset Sellers own or will own the Acquired Assets, and the Stock Sellers own or will own the issued and outstanding shares of capital stock designated on Schedule 3.3 (the “Sold Shares”) of the companies identified on Schedule 3.3 (together with the Subsidiaries of such companies as shown on Schedule 3.3, the “Sold Companies”);

WHEREAS, the Sellers desire to sell, and the Buyers desire to purchase, the Business (as defined herein), including the Acquired Assets and the Sold Shares, as a going concern, by means of the sale and purchase of the Acquired Assets and Sold Shares, on the terms and subject to the limitations and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1.  Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person.

“Agreement” shall mean this Asset and Stock Purchase Agreement among the parties hereto (including the Exhibits and Schedules attached hereto), as amended, modified or supplemented from time to time.

“Assignment and Assumption of Patents” shall mean an assignment and assumption of registered patents and patent applications, to be dated as of the Closing Date, in a form to be mutually agreed by the Buyers and the Sellers, and sufficient for purposes of recordation with the United States Patent and Trademark Office, and similar offices in other relevant jurisdictions.

“Assignment and Assumption of Trademarks” shall mean an assignment and assumption of registered trademarks and trademark applications, to be dated as of the Closing Date, in a form to be mutually agreed by the Buyers and the Sellers, and sufficient for purposes of recordation with the United States Patent and Trademark Office, and similar offices in other relevant jurisdictions.

“Base Statement of Net Asset Value” shall mean the statement of Net Asset Value of the Business as of December 31, 2006, as set forth on Schedule 1.1.

“Books and Records” shall mean files, documents, papers, and other books and records pertaining to the Business, including past and current accounting and financial information and records and related data, regardless of the manner or form (for example, as paper files or computer files) in which such files, documents, papers and other books and records exist or are maintained.

“Business” shall mean, collectively, (a) IR’s Utility Equipment and Attachment businesses and (b) IR’s Bobcat business included in IR’s Compact Vehicle Technologies sector, in each case including related company stores and global trading company activities. For clarification, it is understood that the Business does not include the business activities of any Sold Company other than its Bobcat, Utility Equipment and Attachment activities, all of which other assets and business activities shall be transferred to other IR companies prior to the Closing, and in all cases subject to the definitions of “Acquired Assets”, “Excluded Assets”, “Assumed Liabilities” and “Excluded Liabilities”.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York and Seoul.

“Business Employee” shall mean each employee of an Asset Seller, any Sold Company or any of their Affiliates employed primarily in the Business as of the Closing Date, and who is listed on Schedule 3.12(b).

“Cash” shall mean the sum of cash, cash equivalents and liquid investments (plus all uncollected bank deposits and less all outstanding checks) of the Business.

“Clark Equipment Company” shall mean Clark Equipment Company, a Delaware corporation.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Material Adverse Effect” shall mean any change, occurrence or development that has a material and adverse effect on the business, results of operations or financial condition of the Business, taken as a whole, but shall exclude any effects resulting from or relating to (i) events affecting the United States, European, Asian or global economy or capital or financial markets generally; (ii) changes in conditions in the industries in which the Business or its customers conduct business, (iii) changes in Law or U.S. GAAP, or in the authoritative interpretations thereof; (iv) earthquakes or similar catastrophes, or acts of war (whether declared or undeclared), sabotage, terrorism, military action or any escalation or worsening thereof; (v) the announcement or performance of this Agreement or the transactions contemplated hereby; (vi) any actions required under this Agreement or required in order to obtain any waiver or Consent from any Person or Governmental Authority, or (vii) any actions to which Buyer has consented or agreed pursuant to this Agreement; provided, however, that such exclusion shall only apply to the extent any such change described in (i), (ii) and (iii) is not specifically related to or disproportionately impacts the Business, the Sold Companies, the Sold Shares or the Acquired Assets

“Confidentiality Agreement” shall mean the confidentiality letter agreement dated May 17, 2007 between Doosan Infracore Co., Ltd. and IR.

“Consents” shall mean consents, approvals, authorizations, permits, clearances, exemptions, notices or the expiration or termination of any prescribed waiting period.

“Control” (including the terms “Controlled by” and “under common Control with”), with respect to the relationship between or among two or more Persons, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Debt Commitment Letter” shall mean that certain letter agreement dated as of July 24, 2007 by and between Buyer Parents and The Korea Development Bank.

“Encumbrance” shall mean, with respect to any property or asset, any lien, mortgage, pledge, hypothecation, encroachment, easement, use restriction, right-of-way, title defect, charge, attachment, levy, option or other rights to acquire an interest, rights of first refusal or security interest thereupon or in respect thereof.

“Environmental, Safety and Health Claim” shall mean any written notice, claim, demand, action, suit, complaint or Proceeding by any Person alleging liability or potential liability (including liability or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, fines or penalties) under any Environmental, Safety and Health Laws, or concerning the Release of or human exposure to Hazardous Materials.

“Environmental, Safety and Health Laws” shall mean all Laws in effect on or before the date of this Agreement relating to pollution or protection of the environment or worker safety and health, public heath and safety, including, but not limited to, all those relating to the presence, use, production generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any Hazardous Materials, as well as any liability for or obligation to remediate, investigate or respond to any contamination or alleged contamination, or, to the extent relating to the Release of or human exposure to Hazardous Materials, to human health or safety or relating to occupational, safety or health requirements for workers.

“Equipment” shall mean furniture, trade fixtures, furnishings, machinery, vehicles, equipment and other tangible personal property and interests therein of the Asset Sellers or Sold Companies used or for use in the Business, but excluding Books and Records and Inventory.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” shall mean any entity which is a member of a “controlled group of corporations” with, under “common control” with, or otherwise required to be aggregated with, any Seller or any Sold Company, as set forth in Sections 414(b), (c), (m) and (o) of the Code.

“Financing” shall mean that certain debt financing to be provided by The Korea Development Bank, subject to the terms and conditions set forth in the Debt Commitment Letter.

“Former Employee” shall mean, as of immediately prior to the Closing, (i) each former employee of any of the Asset Sellers or any Sold Company who, at the time of such individual’s termination of employment with such Asset Seller or Sold Company, was primarily employed in the Business and (ii) each other former employee of Clark Equipment Company and its present or former Subsidiaries who participates in any benefit plan of Clark Equipment Company or its present or former Subsidiaries.

“Governmental Antitrust Authority” shall mean any Governmental Authority with regulatory jurisdiction over any Consent required for the consummation of the transactions contemplated by this Agreement, under the HSR Act or under Other Competition Laws.

“Governmental Authority” shall mean the government of any sovereign nation or of any state, province, territory, county, municipality or locality, and any governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial body, in each case acting for, with or by empowerment of such government.

“Hazardous Materials” shall mean all wastes, substances or materials defined as “hazardous substances” or “hazardous wastes,” or any other term of similar import under, or otherwise regulated pursuant to, any Environmental Law, including petroleum (including crude oil or any fraction thereof), friable asbestos, and polychlorinated biphenyls.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax” shall mean any income or franchise Tax imposed on or measured by net or gross income.

“Indebtedness” shall mean, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (other than advances received from customers in the ordinary course of business consistent with past practice of such Person), (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest is charged (other than trade payables incurred in the ordinary course of business consistent with past practice of such Person), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, Inventory, services and supplies incurred in the ordinary course of such Person’s business), (vi) all lease obligations of such Person capitalized on the books and records of such Person, (vii) all obligations of others secured by an Encumbrance on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof) (other than forward or spot foreign currency exchange contracts entered into in the ordinary course of business consistent with past practice), (ix) all letters of credit issued for the account of such Person (excluding letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business) and (x) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person.

“Intellectual Property” shall mean all United States, state, and foreign intellectual property and proprietary rights, including, without limitation, all (i) inventions, all improvements thereto, and all patents, patent applications, utility models, utility model applications, and patent disclosures, together with all reissues, continuations, continuations-in-part, divisions, revisions, extensions and reexaminations thereof; (ii) trademarks, trade names, brand names, domain names, service marks, trade dress, logos, and other source indicators, including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (iii) works of authorship, copyrightable works, mask works, designs, copyrights, websites, web page content, and all applications, registrations, and renewals in connection therewith; (iv) processes, formulae, software, databases, know-how, trade secrets, and other confidential business and technical information; (v) other proprietary technology or intellectual property rights, (vi) copies and tangible embodiments relating to the foregoing; and (vii) the right to sue for past, present, or future infringement, misappropriation, or dilution of any of the foregoing.

“Inventory” shall mean raw materials, work in progress, goods consigned by the Asset Sellers or Sold Companies, finished goods, parts, packaging and labels (including, without limitation, any of the foregoing held for the benefit of the Business in the possession of third party manufacturers, suppliers, dealers or others in transit).

“Investments” shall mean partnership interests or any other equity interest in any corporation, limited liability company, partnership, joint venture, trust or other business association.

“IR Federal and Consolidated Income Taxes” shall mean all: (i) United States federal Income Taxes of the affiliated group of domestic corporations of which IR NJ is the common parent within the meaning of Section 1504(a) of the Code and (ii) Income Taxes (other than those described in clause (i)) of the Sold Companies with respect to which any of the Sold Companies joins with the Sellers or any Affiliate of the Sellers (other than any Sold Company) to file Tax Returns on a consolidated, unitary or combined basis.

“IR Federal and Consolidated Income Tax Returns” shall mean all Tax Returns filed with respect to IR Federal and Consolidated Income Taxes.

“IR NJ” shall mean Ingersoll-Rand Company, a corporation organized under the Laws of New Jersey.

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge of the Sellers” shall mean the actual knowledge (without independent inquiry) of the individuals listed on Schedule 1.3.

“Law” shall mean any statute, law, ordinance, regulation, rule or Order of any Governmental Authority.

“Leased Real Property” shall mean all right, title and interest of Asset Sellers or the Sold Companies in and to any parcel of real property primarily used or primarily held for use in the Business together with all easements, rights of way, reservations, privileges, appurtenances and other estates and rights pertaining thereto, held by Asset Sellers or the Sold Companies, whether as landlord, tenant, subtenant or pursuant to any other occupancy arrangement, pursuant to a lease, sublease, license or other agreement.

“Losses” shall mean all actions, suits, Proceedings, claims, liabilities, losses, damages, costs and reasonable expenses (including reasonable fees and expenses of counsel).

“Manufacturing Supply Contracts” shall mean the supply contracts between IR or one or more of its Affiliates and the Buyers or one or more of its Affiliates for the manufacture and supply of the products specified therein, substantially in the form attached hereto as Exhibit B.

“Modified GAAP” shall mean United States generally accepted accounting principles and practices as in effect from time to time, as applied by the Business, on a combined basis for the entire Business and on a consistent basis in conformity with and subject to the IR accounting principles and procedures and the exceptions and modifications set forth in Schedule 1.4.

“Net Asset Value Base Amount” shall mean the net asset value as set forth in the Base Statement of Net Asset Value as of December 31, 2006.

“Order” shall mean any order, judgment, writ, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal.

“Other Competition Laws” shall mean all non-U.S. Laws intended to prohibit, restrict or regulate actions having an anticompetitive effect or purposes, including, but not limited to, competition, restraint of trade, antimonopolization, merger control or antitrust Laws.

“Owned Real Property” shall mean those parcels of real property owned by Asset Sellers or Sold Companies that are primarily used or primarily held for use in the Business, including any buildings, structures and improvements located on any such real property and all fixtures attached thereto and all easements, rights of way, reservations, privileges, appurtenances and other estates and rights pertaining thereto.

“Permitted Encumbrances” shall mean (i) Encumbrances for Taxes not yet due and payable, or being contested in good faith and for which appropriate reserves have been established in accordance with Modified GAAP, (ii) Encumbrances in respect of property or assets imposed by Law that were incurred in the ordinary course of business, such as carriers’, warehousemen’s, materialmen’s and mechanics’ liens and other similar liens, (iii) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation Laws or similar legislation, (iv) Encumbrances that will be released and, as appropriate, removed of record, at or prior to Closing in accordance with the terms of this Agreement and (v) in addition with respect to the Real Property, (A) reciprocal easement agreements, utility easements and other customary encumbrances on title, and (B) zoning, ordinances, building codes, regulations and enactments of any governmental or administrative agency having jurisdiction over the Real Property; provided, that such matters described in clauses (A) and (B) do not, individually or in the aggregate, materially impair the present use of the Real Property in the operation of the Business or the value of the Real Property, affected thereby.

“Person” shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company or other entity.

“Pre-Closing Period” shall mean the period from and after the date of this Agreement and until the earlier of (x) the termination of this Agreement or (y) the close of business local time in each applicable jurisdiction on the Closing Date.

“Real Estate Leases” shall mean, collectively, each lease, sublease, license and other written agreement pursuant to which any Asset Seller or Sold Company is granted the right to use or occupy, now or in the future, the Leased Real Property or any portion thereof, including any and all modifications, amendments and supplements thereto and any assignments thereof.

“Real Property” shall mean, collectively, the Owned Real Property and the Leased Real Property.

“Release” shall have the meaning provided in 42 U.S.C. Section 9601(22).

“Rental Equipment” shall mean equipment that is designated on the books and records of the Business as owned by the Asset Sellers or Sold Companies and intended for rent to third parties.

“Reverse Transition Services Agreement” shall mean an agreement for the provision of transition services to IR and its Affiliates in a form to be mutually agreed by the Buyers and Sellers.

“Shared Distributor/Dealer Contracts” shall mean those Contracts described on Schedule 1.5 pursuant to which a distributor, dealer or sales agent sells or distributes both products of the Business and products of other business of the Sellers or their Affiliates.

“Subsidiaries” shall mean, with respect to any Person, any and all corporations, partnerships, limited liability companies and other entities with respect to which such Person, directly or indirectly, owns more than 50% of the securities having the power to elect members of the board of directors or similar body governing the affairs of such entity.

“Tax” or “Taxes” shall mean any taxes of any kind or nature, levies or like assessments, imposts, charges or fees, including but not limited to those measured on, measured by or referred to as, income, alternative or add-on minimum, gross income, gross receipts, capital, capital gains, sales, use, ad valorem, franchise, profits or excess profits, transfer, withholding, payroll, employment, social security, cash investment grant, excise, stamp, value added, real or personal property or windfall profits taxes (whether computed on a separate or consolidated, unitary or combined basis, or in any other manner), together with any interest and any penalties, additions to tax or additional amounts imposed by any Taxing Authority in any Tax jurisdiction.

“Tax Return” shall mean any return, report or statement required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

“Taxing Authority” shall mean, with respect to any Tax, the Governmental Authority or political subdivision thereof or any transnational or supranational authority that imposes such Tax or is charged with the collection of such Tax.

“Transfer Taxes” shall mean any liability, obligation or commitment for transfer, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer gains Taxes) and related amounts (including any penalties, interest and additions to Tax).

“Transition Services Agreement” shall mean an agreement for the provision of transition services in a form to be mutually agreed by the Buyers and the Sellers for the provision of services set forth on Exhibit C hereto.

“U.S. GAAP” shall mean United States generally accepted accounting principles and practices.

SECTION 1.2.  Other Interpretive Provisions. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole (including the Schedules and Exhibits hereto) and not to any particular provision of this Agreement, and all Article, Section, Schedule and Exhibit references are to this Agreement unless otherwise specified. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America.

ARTICLE II

PURCHASE AND SALE OF ASSETS AND SHARES

SECTION 2.1.  Transfers of Assets and Shares by the Sellers.

(a) On the Closing Date and subject to the terms and conditions set forth in this Agreement, the Asset Sellers shall sell or transfer the Acquired Assets to the Asset Buyers or one or more of their designated Affiliates, and the Asset Buyers shall purchase the Acquired Assets from the Asset Sellers, in accordance with Exhibit A. The Asset Buyers shall acquire, and the Asset Sellers shall transfer, or cause to be transferred, the Acquired Assets free and clear of all liabilities, obligations and commitments of any Asset Seller or any of its Affiliates, other than the Assumed Liabilities, and free and clear of all Encumbrances other than Permitted Encumbrances.

(b) As used in this Agreement, the term “Acquired Assets” shall mean all assets, property, rights, title, interests and privileges of the Asset Sellers and of the Sold Companies that are primarily used or primarily held for use in the Business as of the Closing Date, including all of the following items, but expressly excluding the Excluded Assets:

(i) all right, title and interest in and to the Owned Real Property;

(ii) all right, title and interest in and to the Leased Real Property, pursuant to the Real Estate Leases;

(iii) all right, title and interests in the patents and trademarks listed on Schedule 2.1(b)(iii) and any other Intellectual Property used exclusively in the Business (“Assigned Intellectual Property”);

(iv) all right, title and interest in, to and under each contract, lease, license, indenture, agreement, understanding and commitment, whether oral or written (“Contracts”), to which an Asset Seller or a Sold Company is party , excluding (x) all Contracts and other arrangements relating to employment and employee benefits, except to the extent provided in Section 5.9, (y) confidentiality agreements relating to the sale of the Business and (z) the Shared Distributor/Dealer Contracts (collectively, the “Acquired Contracts”);

(v) all Books and Records with the exception of any and all Books and Records that per the applicable regulations must be maintained by any one or more Asset Sellers, in which case, the Acquired Assets shall include copies thereof;

(vi) to the extent transferable in accordance with applicable Law, all right, title and interest in and to Permits ;

(vii) all Equipment, Inventory and Rental Equipment;

(viii) unless other arrangements are mutually agreed prior to Closing pursuant to the Transition Services Agreement, (A) all computer and automatic machinery, servers, network equipment and connections, and (B) all software, program documentation, tapes, manuals, forms, guides and other materials with respect thereto and related licenses and other agreements;

(ix) all accounts and notes receivable (“Receivables”), deferred charges, chattel paper, refunds, credits, allowances, rebates, other rights to receive payments arising out of or primarily relating to the Business, any Acquired Asset or any Assumed Liability;

(x) all rights, claims and credits to the extent arising out of or primarily relating to the Business, any Acquired Asset or any Assumed Liability, including claims in bankruptcy, and any such items arising under guarantees, warranties, offsets, indemnities and all other intangible property rights or claims and similar rights in favor of any Asset Seller, Sold Companies or any of its Affiliates arising out of or primarily relating to the Business, any Acquired Asset or any Assumed Liability;

(xi) all current and historical sales and promotional material and literature, including samples, premium and promotional items, pamphlets and brochures, historical and current television, radio, internet and other media advertising, historical and current print advertising and all artwork relating to sales and promotional literature;

(xii) all rights in and to products sold or leased (including products returned after the Closing and rights of rescission, replevin and reclamation) in the operation of the Business arising out of or primarily relating to the Business, any Acquired Asset or any Assumed Liability;

(xiii) all goodwill associated with the Acquired Assets, the Assumed Liabilities and the Business;

(xiv) all warranties from third party manufacturers and suppliers in favor of Asset Sellers, Sold Companies and their Affiliates;

(xv) all information relating to customers of the Business, including customer lists, prospective customer lists, after sales documents and records, service and maintenance documents and records and all relevant correspondence;

(xvi) all Cash of the Asset Sellers and Sold Companies, to the extent such Cash represents collateral, security deposits, or other restricted pools of funds associated with Acquired Assets and all insurance proceeds relating to the Acquired Assets and the Sold Companies (to the extent relating to the Business); and

(xvii) all properties and assets of any Company Group Plans to the extent expressly provided in Section 5.9.

(c) As used in this Agreement, the term “Excluded Assets” shall mean the following assets of Asset Sellers and Sold Companies:

(i) any intercompany accounts receivable from Asset Sellers or their Subsidiaries (other than the Sold Companies) as of the Closing Date;

(ii) all rights of Sellers and their Affiliates under this Agreement, the Closing Agreements and any other documents, instruments or certificates executed in connection with this Agreement and the transactions contemplated hereby;

(iii) all assets not primarily used or held for use in the Business as of the Closing Date (except to the extent that the same are included on the Balance Sheet or on the Final Statement of Net Asset Value);

(iv) Intellectual Property in and to the “Ingersoll-Rand” brand name, the “IR” logotype, the IR trademark and any other Intellectual Property of Sellers and their Affiliates not exclusively used or held for use in the Business, including Intellectual Property related to the air end technology;

(v) except as specifically contemplated in Section 5.9, all properties and assets of any Company Group Plans;

(vi) Cash (except for cash expressly included as Acquired Assets);

(vii) any interest bearing securities;

(viii) the corporate charters, minutes and stock record books and corporate seals and statutory accounts and Tax Returns of each Asset Seller;

(ix) any confidentiality or other agreements relating to the potential sale of the Business;

(x) any capital stock of or any equity interest in any Person other than the Sold Companies (except for the capital stock of or equity interest in joint venture companies to the extent that such joint venture companies are designated as Sold Companies);

(xi) except as set forth in Section 2.2(b)(iv) and 2.2(b)(xvi), any rights, privileges and claims under any insurance policy, program or arrangement (including, for the avoidance of doubt, under any workers compensation policy, program or arrangement), except, for the avoidance of doubt, for insurance policies that are owned by a Sold Company primarily for the Business; and

(xii) all rights, claims and credits to the extent arising out of or primarily relating to any Excluded Asset or any Excluded Liability, including claims in bankruptcy, and any such items arising under guarantees, warranties, offsets, indemnities and all other intangible property rights or claims and similar rights in favor of any Asset Seller or any of its Affiliates arising out of or primarily relating to any Excluded Asset or any Excluded Liability.

(d) On the Closing Date and subject to the terms and conditions set forth in this Agreement, the Stock Sellers will sell, convey, assign and transfer to the Stock Buyers, and the Stock Buyers will purchase and acquire, all of such Stock Sellers’ right, title and interest in and to the Sold Shares in accordance with Exhibit A, free and clear of all Encumbrances other than such as may be created by or on behalf of the Buyers.

(e) Notwithstanding anything in this Agreement to the contrary other than expressly set forth in Section 2.4, this Agreement shall not constitute an agreement to assign any asset or any claim or right or any benefit arising under or resulting from such asset if an attempted assignment thereof, without the Consent of a third party, would constitute a breach or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such asset, or would materially and adversely affect the rights of any Asset Seller or, upon transfer, any Asset Buyer under such asset. If any transfer or assignment by any Asset Seller to, or any assumption by any Asset Buyer of, any interest in, or liability, obligation or commitment under, any asset requires the Consent of a third party, then such assignment or assumption shall be made subject to such Consent being obtained. Without limiting the Sellers’ obligations hereunder, including under Section 5.4, if any such Consent is not obtained prior to the Closing, the Asset Sellers, on the one hand, and the Asset Buyers, on the other, shall cooperate with one another in structuring and documenting any lawful and reasonable arrangement under which the Asset Buyers shall obtain the economic benefits of the asset, claim or right with respect to which the Consent has not been obtained in accordance with this Agreement. Such reasonable arrangement may include (i) the subcontracting, sublicensing or subleasing to an Asset Buyer of any and all rights of the Asset Sellers against the other party to such third-party agreement, and (ii) the enforcement by the Asset Sellers of such rights in respect of such asset.

(f) Wherever required or appropriate under local Laws and practices, the applicable Buyers and Sellers shall enter into appropriate local transfer agreements, governed by local Laws, for the transfer of the relevant Acquired Assets or Sold Shares. Buyers and Sellers shall cooperate in good faith in the identification of all such local requirements and the preparation of such transfer agreements.

SECTION 2.2.  Assumption of Liabilities by Buyers

(a) On the Closing Date and subject to the terms and conditions set forth in this Agreement, the Asset Buyers shall expressly assume, and agree to pay or otherwise perform or discharge, the Assumed Liabilities.

(b) As used in this Agreement, the term “Assumed Liabilities” shall mean, except as otherwise provided herein, all liabilities, obligations, claims, demands, expenses, damages and responsibilities of the Asset Sellers and their Affiliates (whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due) to the extent arising out of, in respect of or relating to the Business or the Acquired Assets before, on or after the Closing Date, including the following but expressly excluding the Excluded Liabilities:

(i) all liabilities, obligations or commitments under the Acquired Contracts, including without limitation, any liabilities, obligations or commitments arising out of or relating to the assignment to any Buyer of any distributor, dealer or sales agency Contract included in the Acquired Contracts;

(ii) all liabilities, obligations or commitments as lessee, under each of the Real Estate Leases;

(iii) all liabilities, obligations or commitments payable to trade creditors (other than intercompany accounts payable to Sellers and their Affiliates);

(iv) all liabilities, obligations or commitments in respect of any adverse claims, disputes, Proceedings, investigations or inquiries (asserted, instituted or rendered, or otherwise existing or occurring, at, or at any time after, the Closing Date) arising out of, relating to or otherwise in respect of, (x) any and all goods sold or supplied, or services or other work performed, by or on behalf of the Business before, on or after the Closing Date, except as specifically identified in Section 2.2(c)(vi) or (y) the Acquired Assets or the Business, or the existence, ownership, possession, operation, conduct or condition thereof before, on or after the Closing Date; provided, however, with respect to liabilities, obligations or commitments arising under clause (x) above in respect of pending and threatened adverse claims, disputes, Proceedings, investigations or inquiries in existence as of the Closing Date, the Sellers will use commercially reasonable efforts (excluding, however, any obligation to pay additional fees, premiums or other amounts to the extent the Buyers do not agree in writing to promptly reimburse such additional fees, premiums or other amounts) to (A) continue after the Closing any existing insurance coverage that may be provided by the Sellers’ third-party insurance policies for such liabilities, obligations or commitments, and (B) make available to Buyers any proceeds from such insurance that may be paid out to Sellers by the relevant insurers in clause (A) above. For the avoidance of doubt, if any deductible, retention or other self-insured amount must be paid before third-party insurance proceeds are available, such deductible, retention or other self-insured amount shall be paid solely by the Buyers;

(v) all liabilities, obligations or commitments incurred by the Asset Sellers to the customers of the Business for goods sold, ordered or supplied prior to the Closing by the Business, based on express or implied warranties made by the Business;

(vi) all liabilities for Taxes, whether or not accrued, assessed or currently due and payable, relating to the operation or ownership of the Acquired Assets (i) for any period that begins after the Closing Date and, with respect to any Straddle Period, for the portion thereof beginning after the Closing Date, in each case, including any liability for Taxes resulting from (A) any transactions outside the ordinary course of business and not contemplated by this Agreement that occurs on the Closing Date but after the Closing (and not as a consequence of the Closing) and (B) any Buyer Tax Act, and (ii) for any period (or portion thereof in the case of a Straddle Period) ending on or prior to the Closing Date (but, with respect to this clause (ii), only for the Taxes identified on the Final Statement of Net Asset Value and only to the extent of the amounts reflected on such Final Statement of Net Asset Value);

(vii) the liabilities, obligations or commitments relating to or arising out of employee benefits to the extent expressly provided in Section 5.9;

(viii) to the maximum extent permitted by Law, all liabilities, obligations and commitments relating to worker compensation insurance and claims and benefits for and by Transferred Employees and past employees of the Business, including, for the benefit of doubt (A) all similar statutory or contractual obligations in any jurisdiction to provide insurance, compensation or benefits for work-related injuries, and (B) all administrative functions pertaining to existing and future worker compensation claims by Transferred Employees and past employees of the Business;

(ix) except as otherwise provided in Section 5.9, all other liabilities, obligations or commitments relating to or arising out of the employment or termination of any Transferred Employee, in each case on or after the Closing;

(x) all liabilities, obligations or commitments arising out of, based upon, resulting from or relating to the Acquired Assets or the Business, and based upon, relating to, arising out of or resulting from any fact, circumstance, occurrence, condition, act or omission occurring or existing after the Closing;

(xi) except as otherwise provided herein, all liabilities, obligations or commitments relating to or arising under any Environmental, Safety and Health Laws or relating to Hazardous Materials, to the extent such liabilities, obligations and commitments pertain to the Business, its operations or its properties, in all cases, regardless of when incurred and regardless whether any event or condition giving rise to any such liability, obligation or commitment occurred or existed as of, prior to, or after the Closing Date; and

(xii) all other accrued liabilities (A) reflected as accrued liabilities on the face of the Balance Sheet of the Business or (B) accrued by any Asset Seller in the ordinary course of business consistent with past practice and not in violation of the terms of this Agreement in respect of the Business after December 31, 2006 (and prior to the Closing Date) which, if they had been accrued by such Asset Seller as of December 31, 2006 would have been so reflected on the face of the Balance Sheet using the same methodology and criteria used in preparing the Balance Sheet, as such accrued liabilities exist as of the Closing Date or otherwise incurred outside the ordinary course of business but reflected on the Final Statement of Net Asset Value.

(c) On the Closing Date and subject to the terms and conditions set forth in this Agreement, Sellers and their Affiliates shall expressly retain and agree to pay or otherwise perform or discharge, the Excluded Liabilities. As used in this Agreement, the term “Excluded Liabilities” shall mean, except as otherwise provided herein, all liabilities, obligations or commitments (x) to the extent not arising out of, in respect of or relating to the Business or the Acquired Assets before, on or after the Closing Date (including, for the avoidance of doubt, all liabilities, obligations or commitments of the Sold Companies and the Asset Sellers to the extent not arising out of, in respect of or relating to the Business or the Acquired Assets) or (y) relating to the Business to the extent set forth in this Section 2.2(c), including the following:

(i) any intercompany accounts payable due to Sellers or their Affiliates as of the Closing Date;

(ii) all liabilities, obligations or commitments, whether express or implied, liquidated, absolute, accrued, contingent or otherwise, or known or unknown, to the extent arising out of (A) the operation or conduct by a Seller or any of its Affiliates of any business other than the Business, (B) any asset other than the Acquired Asset or the existence, ownership, possession, operation, conduct or condition thereof, or (C) Contract other than any Acquired Contract, in each case before, on or after the Closing Date, except in the case of clauses (B) and (C) to the extent reflected on the Balance Sheet or the Final Statement of Net Asset Value;

(iii) all liabilities for Taxes, whether or not accrued, assessed or currently due and payable, relating to the operation or ownership of the Acquired Assets for any period ending on or prior to the Closing Date and, with respect to Straddle Periods, for the portion thereof ending on the Closing Date, except for Taxes identified on the Final Statement of Net Asset Value but only to the extent of the amounts reflected on such Final Statement of Net Asset Value (for the avoidance of doubt, all real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Acquired Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned in the manner described in Section 5.6(c) hereof)

(iv) all liabilities, obligations or commitments that relate to, or that arise out of, any Excluded Asset;

(v) all liabilities, obligations or commitments of the Sellers or their Affiliates or the Business under confidentiality agreements to which any Seller is a party relating to the sale of the Business;

(vi) all liabilities, obligations or commitments (including reasonable fees and expenses of counsel) arising out of (x) legal actions filed as of the date hereof alleging liability due to asbestos or silica exposure and (y) any other legal actions filed after the date hereof alleging liability due to asbestos or silica exposure but only with respect to any and all amounts under subclauses (x) and (y) in the aggregate in excess of $15,000,000, net of any insurance proceeds received and paid to Buyers pursuant to the following proviso; provided, however, with respect to liabilities, obligations or commitments arising in this clause (vi) in respect of any legal actions filed as of the date hereof, the Buyers and the Sellers will use commercially reasonable efforts (excluding, however, any obligation to pay additional fees, premiums or other amounts to the extent the other party does not agree in writing to promptly reimburse such additional fees, premiums or other amounts) to (A) continue after the Closing any existing insurance coverage that may be provided by such party’s third-party insurance policies for such liabilities, obligations or commitments, and (B) make available to the other party any proceeds from such insurance that may be paid out to such party by the relevant insurers in clause (A) above. For the avoidance of doubt, if any deductible, retention or other self-insured amount must be paid before third-party insurance proceeds are available, such deductible, retention or other self-insured amount shall be paid solely by the party receiving the proceeds from of such insurance under clause (B) above; provided, further, that Seller shall have the right to assume the defense of any such legal actions in accordance with the terms set forth in Section 9.6 as if Seller were an Indemnifying Party with respect to such legal actions;

(vii) all liabilities payable to trade creditors arising out of the operation or conduct by a Seller or any of its Affiliates of any business other than the Business;

(viii) all liabilities, commitments and obligations relating to or otherwise in respect of the Sellers or their Affiliates or the Business with respect to (A) Company Group Plans, (B) any current employees, consultants and directors of the Business, and (C) Former Employees, former consultants and former directors of the Business, in each case except to the extent expressly assumed in Section 5.9 or except to the extent that such liabilities are reflected in the Final Statement of Net Asset Value;

(ix) any liability of the Sellers or any of their Affiliates to or under any multiemployer plan (as defined in Section 3(37) of ERISA) in connection with any complete or partial withdrawal therefrom arising in connection with or otherwise relating to the consummation of the transactions contemplated under this Agreement;

(x) all liabilities whatsoever of the Sold Companies which do not relate to the Business, except as otherwise expressly provided in this Agreement and to the extent reflected on the Balance Sheet or the Final Statement of Net Asset Value;

(xi)  all liabilities, costs, expenses, Taxes, and other amounts arising from, relating to, or incurred in connection with the Restructurings; and

(xii) all long term indebtedness for borrowed money in accordance with Schedule 2.2(c)(xii).

SECTION 2.3.  Consideration

(a) On the Closing Date and subject to the terms and conditions set forth in this Agreement, in consideration of the sale, assignment and transfer of the Sold Shares and the Acquired Assets, the Buyers will pay to the Sellers $4,900,000,000 by wire transfer of immediately available funds in U.S. dollars, free and clear of any withholdings or other deductions, except to the extent required by any U.S. local, state, federal or foreign Laws, (subject to the subsequent sentence of this Section 2.3(a)), plus Estimated Cash (the “Initial Purchase Price,” and as adjusted pursuant to Section 2.3(b) and Section 2.6, the “Purchase Price”). The parties agree that, to the extent required by applicable Law in any non-U.S. jurisdiction in which Acquired Assets or Sold Shares are being transferred on the Closing Date, the applicable Buyer will pay the applicable Seller the applicable portion of the Initial Purchase Price (as allocated pursuant to Schedule 2.7 or otherwise agreed by the parties) by wire transfer of immediately available funds in local currency, at the then prevailing spot currency exchange rate as published by the Wall Street Journal on the Business Day prior to the Closing Date.

(b) No later than two Business Days prior to the Closing Date, the Sellers shall deliver to Buyer Parents a good faith estimate of cash on the balance sheets of the Sold Companies as of the Closing Date, net of any Indebtedness of the Sold Companies that is an Assumed Liability (“Closing Date Cash”, and such estimate, the “Estimated Cash”). Pursuant to the procedures set forth in Section 2.6 in respect of the Net Asset Value Statement, following the Closing the parties shall calculate and agree upon Closing Date Cash. To the extent Estimated Cash exceeds Closing Date Cash, the applicable Seller shall pay to the applicable Buyer such excess in U.S. dollars at the spot currency exchange rate in effect on the Closing Date as published by the Wall Street Journal. To the extent Closing Date Cash exceeds Estimated Cash, the applicable Buyer shall pay to the applicable Seller such excess in U.S. dollars at the spot currency exchange rate in effect on the Closing Date as published by the Wall Street Journal. Such payment shall be made contemporaneously with payments between the parties pursuant to Section 2.6(e).

SECTION 2.4.  The Closing

(a) Unless this Agreement shall have been terminated pursuant to Article VIII, and subject to satisfaction or waiver of the conditions set forth in Articles VI and VII, the closing (the “Closing”) of the transactions contemplated by this Agreement shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York City, on a day that is at least five Business Days following the satisfaction or waiver of all of the conditions set forth in Articles VI and VII hereof (the “Closing Date”), or at such other place and time as may be agreed upon by IR and Buyer Parents. The parties will use reasonable efforts to schedule the Closing Date for the last day of a calendar month. Unless the parties agree otherwise, the Closing will be deemed to have occurred at the close of business local time in each applicable jurisdiction on the Closing Date.

(b) Deferred Items - Government Approvals.

(i) If, on the Closing Date:

(A) (x) (1) any Seller or applicable Buyer has not obtained any required Consent of a Governmental Authority in India, the People’s Republic of China or the Czech Republic or any shareholder approval in India legally required in order to transfer (directly or indirectly) any Sold Shares or any Acquired Assets or (2) the Sellers have not completed the necessary restructuring steps to separate the Sellers’ other Czech or Irish businesses from the businesses that are included in the Business (collectively, the “Restructurings”) and are prevented from transferring (directly or indirectly) any Sold Shares or Acquired Assets of such Czech or Irish Businesses (the Sold Shares and Acquired Assets referred to in clauses (1) and (2), collectively, the “Deferred Items”), and (y) all other conditions precedent to the Closing have been satisfied or waived, or

(B) (x) there is in effect any injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction in India, the People’s Republic of China, the Czech Republic or the Republic of Ireland or any Law or Order in India, the People’s Republic of China, the Czech Republic or the Republic of Ireland that (1) restrains or prohibits the transfer to the applicable Buyer of the Deferred Items or (2) delays the Restructurings, in each case, that is not permanent or remains appealable (a “Non-Final Injunction”), and (y) all other conditions precedent to the Closing have been satisfied or waived.

such Deferred Items shall be withheld from transfer on the Closing Date without any reduction in the Initial Purchase Price (except as contemplated below). From and after the Closing, the Sellers and the Buyers shall continue to use commercially reasonable efforts to obtain all such Consents relating to the Deferred Items or the transfer thereof, complete the Restructurings, and/or to cause all Non-Final Injunctions relating to the Deferred Items or the transfer thereof to be lifted.

(ii) From and after the Closing, and until such time as the Deferred Items have been transferred to the applicable Buyer pursuant to Section 2.4(b)(iii) or Section 2.4(b)(iv) (each, a “Deferred Transfer”), the Deferred Items shall be held for such Buyer’s benefit and account and shall be managed and operated by the Sellers for such Buyer’s benefit and account, with all gains, income, losses, Taxes and Tax benefits or other items generated thereby to be for such Buyer’s account. The applicable Seller(s) and Buyer(s) shall use their respective commercially reasonable efforts to allow the Buyers to maintain the uninterrupted use and benefit of any Deferred Item to the date of its Deferred Transfer, and to protect and preserve the value of the Deferred Items during such period. Except as otherwise contemplated by this Section 2.4(b) or the other provisions of this Agreement, the Deferred Items shall be operated on a basis consistent with past practice and the Sellers’ pre-Closing obligations pursuant to Section 5.1 under this Agreement shall continue in force with respect to such Deferred Item until its Deferred Transfer occurs. The Buyers and the Sellers shall use commercially reasonable efforts to minimize any Tax liability resulting from Deferred Transfers. IR and its Affiliates shall have no liability, obligation or commitment to any Buyer arising out of the management or operation of Deferred Items other than for breach of this Agreement, gross negligence or willful misconduct, for which breach, gross negligence or willful misconduct IR and its Affiliates will indemnify the Buyers; provided, that IR and its Affiliates will have no liability, obligation or commitment for actions taken in accordance with the request or direction of Buyer Parents or their Affiliates. Except (i) as set forth in the immediately preceding sentence or (ii) to the extent relating to or arising from a breach of this Agreement, gross negligence or willful misconduct by the Sellers, the Buyers shall reimburse the Sellers and shall indemnify and hold the Sellers harmless from and against all liabilities, obligations and commitments, incurred or asserted as a result of the Sellers’ post-Closing direct or indirect ownership, management or operation of the Deferred Items, including, without limitation, the amount of any additional Taxes payable (or carried-forward Tax losses or credits consumed) by the Sellers (whether currently or in the future), after application of the terms of this Agreement, as a result thereof in excess of the amount of Taxes which would have been payable by the Sellers, after application of the terms of this Agreement, if the Deferred Items had been transferred to the applicable Buyer on the Closing Date.

(iii) If the Deferred Transfer of any Deferred Item shall not have happened by December 31, 2007, Buyer Parents may, by delivery of written notice to IR, request that the parties expeditiously identify alternative means or structures by which any remaining Deferred Items (and/or the benefits thereof) may be transferred (or otherwise made available) to the applicable Buyer, and IR will cause the applicable Seller(s) to effect such transfer by such alternative means or structure as the Buyer Parents may reasonably request; provided, that the applicable Seller and applicable Buyer shall share equally any incremental transfer costs and Taxes associated with such alternative.

(iv) Subject to Section 2.4(b)(v), the closing of a transfer of each Deferred Item shall be effected on the fifth Business Day after receipt of all applicable legally required Consents, the completion of a Restructuring and the lifting of all applicable Non-Final Injunctions, or at such other time as the parties may agree.

(v) At any time on or after the date that is the first anniversary of the Closing Date, so long as Buyer Parents’ failure to comply with the last sentence of Section 2.4(b)(i) is not the primary cause of the failure of any Deferred Item to be transferred, Buyer Parents may, by delivery of written notice to IR (each an “Abandonment Notice”), elect to abandon the purchase of the remaining Deferred Items. As promptly as practicable following the delivery of an Abandonment Notice, each of IR and Buyer Parents shall use its reasonable best efforts to restore the other party to the position it would have been in with respect to the remaining Deferred Items had such items been Excluded Assets, which efforts shall include, without limitation, the following:

(A) IR shall pay to Buyer Parents by wire transfer of immediately available funds to an account specified in writing by Buyer Parents an amount equal to the amount of the Purchase Price allocated to the remaining Deferred Items identified in such Abandonment Notice as set forth on Schedule 2.7, together with interest thereon computed at the Prime Rate for the period from the Closing Date to the date of such payment; and

(B) Buyer Parents shall deliver to IR a statement reflecting the payments it has made to IR (“Payments”) and payments it has received from IR (“Receipts”) in respect of all gains, income, losses, Taxes and Tax benefits or other items generated by a remaining Deferred Item for the applicable Buyer’s account. If aggregate Payments exceed aggregate Receipts, IR shall promptly pay to Buyer Parents by wire transfer of immediately available funds to an account specified in writing by Buyer Parents an amount equal to the amount by which aggregate Payments exceed aggregate Receipts. If aggregate Receipts exceed aggregate Payments, Buyer Parents shall promptly pay to IR by wire transfer of immediately available funds to an account specified in writing by IR an amount equal to the amount by which aggregate Receipts exceed aggregate Payments. Any disputes with respect to the statement delivered by Buyer Parents hereunder shall be resolved in the manner provided in Section 2.6 for resolution of disputes relating to the Net Asset Value Statement.

SECTION 2.5.  Deliveries at the Closing

(a) At or prior to the Closing, the Asset Sellers shall deliver or cause to be delivered or made available to the Asset Buyers the following:

(i) bills of sale in form reasonably acceptable to the Asset Buyers and Asset Sellers (the “Bills of Sale”) and any other deeds, bills of sale, assignments and other instruments of transfer necessary to transfer and assign all right, title and interest of the Sellers in, to and under the Acquired Assets, in each case free and clear of all Encumbrances other than Permitted Encumbrances (exclusive of the Real Property), duly executed by the appropriate Sellers;

(ii) the Assignment and Assumption of Trademarks or user rights thereto vested in other holders than the registered Trademark holder, executed by the appropriate Sellers, and any and all documents, agreements, certificates and other instruments as may be necessary to register the trademarks constituting Intellectual Property in the name of a Buyer or designee thereof;

(iii) the Assignment and Assumption of Patents or user rights thereto vested in other holders than the registered Patent holder, executed by the appropriate Sellers, and any and all documents, agreements, certificates and other instruments as may be necessary to register any patent constituting Intellectual Property in the name of a Buyer or designee thereof;

(iv) with respect to each parcel of Owned Real Property that is owned by an Asset Seller, a duly executed and acknowledged special warranty deed (or local legal equivalent), in each case in proper recordable form and sufficient to vest in the Buyer good and marketable title to each such parcel of Owned Real Property, in each case free and clear of all Encumbrances other than Permitted Encumbrances (collectively, the “Deeds”), together with such affidavits, tax forms, and other documentation as may be required by applicable Law to allow for recordation;

(v) an assignment and assumption agreement relating to each Real Estate Lease held by an Asset Seller, in a form to be mutually agreed by the Buyers and the Sellers (subject to any modifications advisable to comport with local Law) (the “Assignment and Assumption of Real Estate Leases”);

(vi) to the extent action by its Board of Directors (or equivalent thereof) and/or its shareholders (or equivalent thereof) is required by its respective governing documents, a certificate of the Secretary (or equivalent thereof) of each Asset Seller certifying that the resolutions adopted by its Board of Directors (or the equivalent thereof) and, if applicable, shareholders (or the equivalent thereof) attached thereto, authorizing the execution and delivery by such Asset Seller of this Agreement and the other Closing Agreements to which such Asset Seller is a party, and the performance by such Asset Seller of its obligations hereunder and thereunder, were duly and validly adopted and are in full force and effect; and

(vii) such other instruments and documents, in form and substance reasonably acceptable to Asset Buyers and Asset Sellers, as may be reasonably requested by Asset Buyers to effect the Closing.

(b) At or prior to the Closing, the Stock Sellers shall deliver or cause to be delivered or made available to the Stock Buyers the following:

(i) stock certificates (or local legal equivalent) evidencing the Sold Shares to be sold by such Stock Seller duly endorsed in blank, or accompanied by stock powers duly executed in blank;

(ii) the corporate charters, minutes and stock record books and corporate seals (or local equivalent) of each Sold Company;

(iii) to the extent action by its Board of Directors (or equivalent thereof) and/or its shareholders (or equivalent thereof) is required by its respective governing documents, a certificate of the Secretary (or equivalent thereof) of each Stock Seller certifying that the resolutions adopted by its Board of Directors (or the equivalent thereof) and, if applicable, shareholders (or the equivalent thereof) attached thereto, authorizing the execution and delivery by such Stock Seller of this Agreement and the other Closing Agreements to which such Stock Seller is a party, and the performance by such Stock Seller of its obligations hereunder and thereunder, were duly and validly adopted and are in full force and effect; and

(iv) such other instruments and documents, in form and substance reasonably acceptable to the Stock Buyers and Stock Sellers, as may be reasonably requested by the Stock Buyers to effect the Closing.

(c) At or prior to the Closing, the Buyers shall deliver or cause to be delivered to Sellers the following:

(i) the Initial Purchase Price by wire transfer of immediately available funds to an account or accounts designated by Sellers;

(ii) appropriately executed agreements and other documents and instruments providing for the matters described in Sections 2.1 and 2.2, in form and substance reasonably satisfactory to Sellers;

(iii) the Assignment and Assumption of Trademarks, the Assignment and Assumption of Patents, the Assignment and Assumption of Real Estate Leases, and the Assignment and Assumption of user rights in the foregoing, each in form and substance reasonably satisfactory to Sellers and Buyers and duly executed by the applicable Buyer(s); and

(iv) such other instruments and documents, in form and substance reasonably acceptable to Buyers and Sellers, as may be reasonably requested by the Sellers to effect the Closing.

(d) At or prior to the Closing, the Sellers and the Buyers shall, or shall cause their respective Affiliates to, as applicable, execute and deliver each of the following agreements (collectively, the “Closing Agreements”):

(i) the Transition Services Agreement;

(ii) a trademark license agreement with IR NJ, substantially in the form of Exhibit D (the “Trademark License Agreement”);

(iii) a license agreement with IR NJ, substantially in the form of Exhibit E (the “Intellectual Property License Agreement”);

(iv) the Reverse Transition Services Agreement;

(v) the Manufacturing Supply Contracts; and

(vi) a lease with IR NJ, substantially in the form of Exhibit F (the “Mocksville Lease”).

SECTION 2.6. Post-Closing Purchase Price Adjustment

(a) Within 30 days after the Closing Date, the Buyers shall make available or deliver to the Sellers the working trial balances and related books and records as of the Closing Date for the Acquired Assets, Sold Shares and Assumed Liabilities (to the extent within Buyers’ possession after the Closing Date). Within 60 days after all such materials described in the preceding sentence have been received by Sellers or made available to the Sellers, the Sellers will prepare, or cause to be prepared, a statement containing a calculation of the Net Asset Value as of the Closing (the “Net Asset Value Statement”), which shall be prepared in accordance with the definition of Net Asset Value, and related supplemental schedules for the Acquired Assets, Sold Shares and Assumed Liabilities. “Net Asset Value” shall mean the book value of the Acquired Assets (excluding any Excluded Assets) less Assumed Liabilities (excluding any Excluded Liabilities) of the Business, and the book value of the assets and liabilities of the Sold Companies, determined on a combined basis in accordance with Modified GAAP applied on a basis consistent with, and reflecting all categories of adjustments on, the Base Statement of Net Asset Value. The Buyers will assist and cooperate with the Sellers in the preparation of the Net Asset Value Statement, including by providing the Sellers and their accountants access to any information necessary to prepare the Net Asset Value Statement.

(b) The Buyers shall, within 60 days after the delivery by the Sellers of the Net Asset Value Statement, complete their review of the Net Asset Value Statement. The Sellers shall make reasonably available to the Buyer all relevant books and records, any work papers (including those of its accountants) and supporting documentation relating to the Net Asset Value Statement and all other items reasonably required by the Buyers. In the event that the Buyers determine that the Net Asset Value Statement has not been prepared on a basis consistent with the requirements of Section 2.6(a), the Buyers shall, on or before the last day of such 60-day period, inform the Sellers in writing (the “Objection”), setting forth a specific description of the basis of the Objection, the adjustments to the Net Asset Value Statement which the Buyers believe should be made, and the Buyers’ calculation of the Net Asset Value, and the Buyers shall be deemed to have accepted any items not specifically disputed in the Objection. Failure to so notify the Sellers shall constitute acceptance and approval of the Sellers’ calculation of the Net Asset Value.

(c) If the Net Asset Value calculated by the Buyers and the Net Asset Value calculated by the Sellers are both less than the Net Asset Value Base Amount, the Sellers shall pay an amount in cash equal to the sum of (w) the amount of the deficiency between the Net Asset Value Base Amount and the Net Asset Value calculated by the Sellers plus (x) interest computed at the rate declared from time to time by JPMorgan Chase Bank at its “base rate” (the “Prime Rate”) for the period from the Closing Date to the date of such payment of the deficiency amount, in immediately available funds to the Buyers no later than the third Business Day following the Sellers’ receipt of the Buyers’ Objection. If the Net Asset Value calculated by the Buyers and the Net Asset Value calculated by the Sellers are both greater than the Net Asset Value Base Amount, the Buyers shall pay the Sellers an amount in cash equal to the sum of (y) the amount of the excess of the Net Asset Value calculated by the Buyers over the Net Asset Value Base Amount plus (z) interest computed at the Prime Rate for the period from the Closing Date to the date of such payment of the excess amount, in immediately available funds to the Sellers no later than the third Business Day following the Sellers’ receipt of the Buyers’ Objection.

(d) The Sellers shall have 30 days following the date they receive the Objection to review and respond to the Objection. The Buyers will provide the Sellers and their accountants access to any relevant books and records not in the possession of Sellers, work papers and to any other information necessary to evaluate the Objection. If the Sellers and the Buyers are unable to resolve all of their disagreements with respect to the determination of the foregoing items by the 30th day following the Sellers’ response thereto, after having used their good faith efforts to reach a resolution, they shall refer their remaining differences to a mutually acceptable accounting firm (the “CPA Firm”), who shall, acting as experts in accounting and not as arbitrators, determine on a basis consistent with the requirements of Section 2.6(a), and only with respect to the specific remaining accounting related differences so submitted, whether and to what extent the Net Asset Value Statement requires adjustment. The Sellers and the Buyers shall request the CPA Firm to use its best efforts to render its determination within 45 days. The CPA Firm’s determination shall be conclusive and binding upon the Sellers and the Buyers. The Sellers and the Buyers shall make reasonably available to the CPA Firm and each other all relevant books and records, any work papers (including those of the parties’ respective accountants) and supporting documentation relating to the Net Asset Value Statement and all other items reasonably requested by the CPA Firm. The “Final Statement of Net Asset Value” shall be (i) the Net Asset Value Statement in the event that (x) no Objection is delivered to the Sellers during the initial 60-day period specified above or (y) the Sellers and the Buyers so agree, (ii) the Net Asset Value Statement, adjusted in accordance with the Objection, in the event that (x) Sellers do not respond to the Objection during the 30-day period specified above following receipt by the Sellers of the Objection or (y) the Sellers and the Buyers so agree or (iii) the Net Asset Value Statement, as adjusted pursuant to the agreement of the Buyers and the Sellers or as adjusted by the CPA Firm together with any other modifications to the Net Asset Value Statement agreed upon by Sellers and the Buyers. All fees and disbursements of the CPA Firm shall be borne equally by the Sellers, on the one hand, and the Buyers, on the other hand.

(e) If the calculation of the Net Asset Value contained in the Final Statement of Net Asset Value is less than the Net Asset Value Base Amount, the Sellers shall pay an amount in cash equal to the difference of (x) the amount of such deficiency minus (y) any amounts paid by the Sellers to the Buyers pursuant to clause (w) of Section 2.6(c) (not including any interest provided for in clause (x) of Section 2.6(c)) (such difference, the “Remaining Net Asset Value Deficiency”), plus (z) interest computed at the Prime Rate for the period from the Closing Date to the date of such payment on the Remaining Net Asset Value Deficiency, in immediately available funds to the Buyers within three (3) Business Days after the ultimate determination of the Final Statement of Net Asset Value as provided in this Section 2.6. If the calculation of the Net Asset Value contained in the Final Statement of Net Asset Value is greater than the Net Asset Value Base Amount, the Buyers shall pay an amount in cash equal to the difference of (1) the amount of such excess minus (2) any amounts paid by the Buyers in cash to the Sellers pursuant to clause (y) of Section 2.6(c) (not including any interest provided for in clause (z) of Section 2.6(c)) (such difference, the “Remaining Net Asset Value Excess”), plus (3) interest computed at the Prime Rate for the period from the Closing Date to the date of such payment on the Remaining Net Asset Value Excess, in immediately available funds to the Sellers, within three (3) Business Days after the ultimate determination of the Final Statement of Net Asset Value as provided in this Section 2.6.

SECTION 2.7.  Purchase Price Allocation

(a) The Purchase Price (including Assumed Liabilities that are treated as assumed for Tax purposes) shall be allocated among (i) the Acquired Assets and (ii) the Sold Shares, as set forth on Schedule 2.7, unless the parties otherwise agree prior to the Closing. In the event an adjustment to the Purchase Price is made pursuant to Section 2.3(b) or 2.6 or otherwise under this Agreement, the allocation of the Purchase Price (including Assumed Liabilities that are treated as assumed for Tax purposes) shall be revised to allocate such adjustment to the Acquired Assets or Sold Shares, as the case may be, based upon the item to which such adjustment is attributable.

(b) The Sellers shall prepare an allocation among the Acquired Assets in the United States (in accordance with Schedule 2.7 and Section 1060 of the Code and the Treasury Regulations promulgated thereunder) and submit it to the Buyers for their approval within 60 days of the final purchase price adjustment. If within 30 days of such submission the Buyers and the Sellers are unable to agree upon the allocation after negotiating in good faith, the parties will submit any disputes to the CPA Firm. The CPA Firm shall resolve any such disputes within 30 days and its determination shall be conclusive and binding upon the Sellers and the Buyers.

(c) Except as otherwise provided by the immediately preceding paragraph or as required by applicable Law, the Sellers and the Buyers shall report the Tax consequences of the transactions contemplated by this Agreement in a manner consistent with Schedule 2.7 and the Purchase Price allocation described therein, as it may be revised from time to time, and shall not take any position inconsistent therewith in preparing any Tax Returns, IRS Form 8594 and any other Tax forms or filings, as well as in preparing any published financial statements in accordance with U.S. GAAP, and none of the Buyers or the Sellers shall take any position inconsistent therewith upon examination of any Tax Return, in any Tax refund claim, or in any Tax litigation or investigation, without the prior written consent of IR or Buyer Parents.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers, jointly and severally, hereby represent and warrant to the Buyers as of the date hereof and as of the Closing Date as follows:

SECTION 3.1.  Organization. Each of the Sellers and each of the Sold Companies is a corporation or other business entity duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Each of the Sellers and each of the Sold Companies has all requisite corporate or other power and authority to own its assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

SECTION 3.2.  Authorization, Enforceability. Each of the Sellers has the corporate or other power and authority to execute and deliver this Agreement and each Closing Agreement to which it is a party and to perform its obligations hereunder and thereunder. Except as described on Schedule 3.2, the execution and delivery by each Seller of this Agreement and each Closing Agreement to which it is a party, and the performance by such Seller of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on the part of such Seller. This Agreement has been duly executed and delivered by each of the Sellers and each Seller shall duly execute and deliver each Closing Agreement to which it is a party and, assuming due authorization, execution and delivery by the Buyers, this Agreement constitutes, and each Closing Agreement shall constitute, a valid and binding agreement of each of the Sellers party thereto, enforceable against each of them in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at law).

SECTION 3.3.  Capital Stock of the Sold Companies. Set forth on Schedule 3.3 is the jurisdiction of incorporation or legal organization and the number of authorized, issued and outstanding shares of the Sold Companies and, except as set forth on Schedule 3.3, there are no other authorized, issued or outstanding shares of capital stock of the Sold Companies. Except as set forth on Schedule 3.3, all of the issued and outstanding Sold Shares are owned of record free and clear of any Encumbrances by the Stock Seller identified on Schedule 3.3 as owning such Sold Shares. All of such issued and outstanding Sold Shares and shares of the other Sold Companies have been validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Except as set forth on Schedule 3.3, there are no outstanding options, warrants, calls, rights or any other agreements relating to the sale, issuance or voting of any shares of the capital stock of the Sold Companies, or any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock of the Sold Companies.

SECTION 3.4.  Subsidiaries. No Sold Companies have any Subsidiaries or own, or have any obligation to make or acquire, any Investments, except as set forth on Schedule 3.4.

SECTION 3.5.  Financial Statements.

(a) The combined balance sheet of the Business as of December 31, 2006 (the “Balance Sheet”) and the related combined statement of income of the Business for the year ended December 31, 2006 (together with the Balance Sheet, the “Financial Statements”) are attached hereto as Schedule 3.5(a). The Financial Statements have been prepared, and when delivered, the Audited Financial Statements will have been prepared, from the books and records of the Business and in accordance with U.S. GAAP applied on a consistent basis. The Base Statement of Net Asset Value has been prepared from the books and records of the Business in accordance with Modified GAAP. The income statement included in the Financial Statements presents, and when delivered, the income statements included in the Audited Financial Statements will present, fairly in all material respects the combined results of operations of the Business for the period covered, and the Balance Sheet presents, and when delivered, the balance sheets in the Audited Financial Statements will present, fairly in all material respects the combined financial condition of the Business as of its date, in each case in accordance with U.S. GAAP applied on a consistent basis. The Base Statement of Net Asset Value presents fairly in all material respects the combined financial condition of the Business as of its date in accordance with Modified GAAP.

(b) Section 3.5(a) is qualified by the fact that the Acquired Assets and Sold Companies comprising the Business have not operated as separate “stand alone” entities within IR. As a result, the Business, the Acquired Assets and the Sold Companies have been allocated certain charges and credits for purposes of the preparation of the Financial Statements. Such allocations of charges and credits do not necessarily reflect the amounts that would have resulted from arms-length transactions or the actual costs that would be incurred if the Business operated as an independent enterprise.

(c) Since December 31, 2006, there has been no change, occurrence or development that has had or could reasonably be expected to have, individually or in the aggregate with all other changes, a Company Material Adverse Effect.

SECTION 3.6.  Absence of Undisclosed Liabilities. Except as set forth in the Financial Statements, there are no liabilities, commitments or obligations of any kind whatsoever (whether absolute, accrued, contingent or otherwise, and whether due or to become due) of the Business that are required to be reflected in a combined balance sheet of the Business prepared in accordance with Modified GAAP, other than liabilities and obligations (i) arising after December 31, 2006, in the ordinary course of business and consistent with past practices, (ii) disclosed on Schedule 3.6, or (iii) that constitute Excluded Liabilities.

SECTION 3.7.  No Approvals or Conflicts. Except as set forth on Schedule 3.7, the execution, delivery and performance by the Sellers of this Agreement and the Closing Agreements and the consummation by the Sellers of the transactions contemplated hereby and thereby do not and will not in any material respect (i) violate, conflict with or result in a breach by any of the Sellers or any of the Sold Companies of the organizational documents of any of the Sellers or the Sold Companies, (ii) violate, conflict with or result in a breach of, or constitute a default by any of the Sellers or the Sold Companies (or create an event which, with notice or lapse of time or both, would constitute a default) under any Material Contract, (iii) violate or result in a breach of any Order or Law applicable to any of the Sellers or any of the Sold Companies or any of their respective properties, or (iv) except for applicable requirements of the HSR Act and Other Competition Laws and as may be required solely by reason of the Buyers’ (as opposed to any other third parties’) participation in the transactions contemplated hereby, require any Consent of any Governmental Authority.

SECTION 3.8.  Compliance with Law; Governmental Authorizations. Except as set forth on Schedule 3.8, each of the Sold Companies and each of the Asset Sellers in respect of the Acquired Assets and the conduct of the Business are in compliance, in all material respects, with the Orders and Laws applicable to them and their respective properties. Except as set forth on Schedule 3.8, to the Knowledge of the Sellers, during the two years prior to the date hereof, the Business has been conducted and the Acquired Assets have been used and operated by the Sellers and their Affiliates in compliance with the Orders and Laws applicable to them and their respective properties, except for incidents of non-compliance that would not, individually or in the aggregate, reasonably be expected to have a continuing material impact on the Business after the Closing. The Asset Sellers and the Sold Companies have all material licenses, permits, franchises, registrations and other governmental authorizations necessary to conduct the Business as presently conducted (“Permits”). This Section 3.8 does not relate to matters with respect to (i) Taxes, which are the subject of Section 3.11, (ii) ERISA and other Laws applicable to the benefit plans, which are the subject of Section 3.12, and (iii) environmental and safety matters, which are the subject of Section 3.16.

SECTION 3.9.  Litigation. Except as set forth on Schedule 3.9, there is (a) no outstanding Order that is material individually or in the aggregate, against any Seller relating to the Business, any of the Sold Companies or the Sold Shares or any of the Acquired Assets, (b) no suit, action or legal, governmental, administrative, arbitration or regulatory proceeding (“Proceeding”) that is material individually or in the aggregate, and pending or, to the Knowledge of the Sellers, threatened against any Seller or Sold Company relating to the Business, any of the Sold Companies or the Sold Shares or any of the Acquired Assets, and (c) no investigation by any Governmental Authority that is material individually or in the aggregate, pending or, to the Knowledge of the Sellers, threatened against the Sellers or the Sold Companies relating to the Business, any of the Sold Companies or the Sold Shares or any of the Acquired Assets. Except as set forth in Schedule 3.9, there are no Proceedings pending or, to the Knowledge of the Sellers, threatened against any Seller or any of its Subsidiaries that would reasonably be expected to materially impede or delay the ability of any Seller to consummate the transactions as contemplated by this Agreement. No Seller or any Sold Company is subject to any Order that would reasonably be expected to materially impede or delay the ability of any Seller to consummate the transactions as contemplated by this Agreement. This Section 3.9 does not relate to matters with respect to Taxes, which are the subject of Section 3.11.

SECTION 3.10.  Ordinary Course. Except as set forth in Schedule 3.10 or as specifically contemplated by this Agreement, from December 31, 2006 through the date of this Agreement, the Business has been conducted in all material respects in the ordinary course consistent with past practice.

SECTION 3.11.  Tax Matters. Except as set forth in Schedule 3.11:

(a) All material Tax Returns (including information returns) required to be filed by or on behalf of the Sold Companies or in connection with the Business or the Acquired Assets have been, or will be by the Closing Date, duly and timely filed (subject to permitted extensions applicable to such filing), and such Tax Returns are, or will be, correct and complete and all material Taxes (whether or not shown as due and payable by withholding or otherwise on such Tax Returns) on or prior to the Closing Date in respect of the Business, the Acquired Assets or the Sold Companies (including, for the avoidance of doubt, Taxes required to be withheld from the Sold Companies’ employees, independent contractors, creditors, stockholders and third parties) have been, or will be by the Closing Date, fully, duly and timely paid to the appropriate Governmental Authority in compliance with all Tax withholding and remitting provisions of applicable Laws. Any material charges, accruals or reserves (if any) for Taxes payable by the Sold Companies accrued as of the Closing Date but not yet due and payable on or prior to that date will be accurately reflected on the Final Statement of Net Asset Value.

(b) No claim for any unpaid material Taxes has become an Encumbrance against the Acquired Assets or any assets or property of the Sold Companies except for Permitted Encumbrances.

(c) There are no examinations, audits, actions, Proceedings, investigations, disputes, assessments or claims pending, asserted or threatened in writing regarding Taxes relating directly to the Sold Companies that would reasonably be expected to result in a material increase in Taxes relating to the Sold Companies for any taxable period ending after the Closing Date, other than with respect to any IR Federal and Consolidated Income Tax. No written notice from any Taxing Authority in a jurisdiction in which Tax Returns are not filed by or on behalf of the Sold Companies has been received stating that any of the Sold Companies is or may be subject to taxation by that jurisdiction.

(d) There are no agreements or consents currently in effect for the waiver of any statute of limitations or extension of time with respect to an assessment or collection of any material Taxes of the Sold Companies, other than an extension arising out of an extension of the due date for filing a Tax Return, other than with respect to any IR Federal and Consolidated Income Tax.

(e) No Sold Company is a party to or bound by any material Tax allocation, Tax indemnity or Tax sharing agreement that will not be terminated on or prior to the Closing.

(f) None of the Sold Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income (in each case, which would result in a material increase in Taxes) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) disposition made the proceeds of which were received on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

(g) None of the Sold Companies has within the past three (3) years been a party to a transaction (as a “distributing corporation” or “controlled corporation”) intended to qualify under Section 355 of the Code or under so much of Section 356 of the Code as relates to Section 355 of the Code.

(h) To the Knowledge of the Sellers, none of the Sold Companies has entered into any transaction which is a “reportable transaction” (as defined in Treasury Regulation Section 1.6011-4) which has not been adequately disclosed to the IRS.

(i) None of the Sold Companies has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state or local Law, and none of the Sold Companies is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Authority, other than with respect to IR Federal and Consolidated Income Taxes.

SECTION 3.12.  Employee Benefits.

(a) Schedule 3.12(a) contains a true and complete list of all “employee benefit plans” (within the meaning of Section 3(3) of ERISA), including all plans of a similar nature in jurisdictions outside of the United States and which are not subject to ERISA, and all severance, change in Control, employment, incentive, bonus, fringe benefit, stock option, stock purchase and restricted stock plan, program, agreement or policy sponsored or maintained by, or contributed to or required to be contributed to by, the Sold Companies or the Sellers or any of their respective ERISA Affiliates, or with respect to which the Sold Companies or the Sellers or any of their respective ERISA Affiliates may incur any liability, in which employees or Former Employees of the Sold Companies or the Business participate, or derive a benefit, or may become eligible to participate, (with respect to employees outside of the United States, this sentence shall be subject to the Knowledge of the Sellers) all of which shall hereinafter be referred to as, the “Company Group Plans.” Company Group Plans which are sponsored or maintained by the Sold Companies, the Sellers or their Affiliates that are organized in the United States shall hereinafter be referred to as “U.S. Company Group Plans” and Company Group Plans which are not U.S. Company Group Plans shall hereinafter be referred to as “Non-U.S. Company Group Plans.”

(b) Schedule 3.12(b) contains a true and complete list of all Business Employees (including any person or persons who are on a leave of absence, as defined under Sellers’ payroll system codes) as of the date of this Agreement which shall be updated pursuant to Section 5.9(p). Additional information about the Business Employees, as the Buyers may reasonably request from time to time, will be provided to Buyers between the date of this Agreement and the Closing; provided, that such information may be provided to Buyers under applicable Law.

(c) With respect to each U.S. Company Group Plan, the Sellers or the Sold Companies have made available to the Buyers or their representatives a current copy of (or, where no document exists, a written description thereof) including all existing or proposed amendments thereto, and to the extent applicable and existing as of the date hereof, (i) any related trust agreement or other funding instrument, (ii) the most recent IRS favorable determination letter, (iii) any summary plan description and (iv) the most current actuarial report, (iv) most recent Form 5500 and attached schedules, and (v) any filings made with a Governmental Authority within the last year. Other than (x) the Non-U.S. Company Group Plans disclosed on Schedule 3.12(a), (y) any benefit plans mandated by applicable law, or (z) reflected on the Balance Sheet or Final Statement of Net Asset Value, there are no non-U.S. benefit plans, programs, agreements or policies in which Business Employees or Former Employees of the Sold Companies or the Business participate or derive a benefit, for which the Sellers or the Sold Companies have actual or contingent material liability that, in either case, becomes a liability of Buyers or its Affiliates as a result of the transactions contemplated hereunder.

(d) Each U.S. Company Group Plan, which is intended to be qualified within the meaning of Section 401 of the Code, has received a favorable determination letter as to its qualification (or has filed for such a letter before the expiration of the applicable remedial amendment period), and to the Knowledge of the Sellers nothing has occurred that could reasonably be expected to adversely affect such qualification. Each U.S. Company Group Plan has been administered and maintained in all material respects in compliance with its terms and the applicable provisions of ERISA, the Code and other applicable Laws. To the Knowledge of the Sellers, each Company Group Plan required to have been approved by any foreign Governmental Authority has been so approved, no such approval has been revoked (nor, to the Knowledge of the Sellers, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor relating to any such Company Group Plan that would reasonably be expected to materially affect any such approval relating thereto or materially increase the costs relating thereto.

(e) Except as set forth on Schedule 3.12(e), none of any Seller, any Sold Companies or any ERISA Affiliate (i) contributes or has ever contributed to, or had any obligation to contribute to, or withdrawn in a complete or partial withdrawal from, within the last six years, a multiemployer plan as defined in Section 4001(a)(3) or Section 3(37) of ERISA or (ii) has any fixed or contingent liability under Section 4204 of ERISA. None of the Sellers, the Sold Companies or any ERISA Affiliate has incurred any material liability, directly or indirectly, for breach of any provision of ERISA or has engaged in or is a successor or parent corporation to an entity that has engaged in a transaction described in Section 4069 of ERISA.

(f) To the Knowledge of the Sellers, No condition exists and no event has occurred that could constitute grounds for the termination of any Company Group Plan by the Pension Benefit Guaranty Corporation, imposition of a financial support direction or contribution notices by the UK Pensions Regulator, or any similar action by any similar agency in any jurisdiction covering the Sellers or any Sold Company, and no filing has been made or Proceeding commenced to terminate any Company Group Plan.

(g) There are no pending or threatened claims against any Company Group Plan or otherwise involving any Company Group Plan or the assets of any Company Group Plan (other than routine claims for benefits), except as would not, individually or in the aggregate, reasonably be expected to result in a material liability.

(h) Except as set forth in Schedule 3.12(h), or as specifically contemplated by this Agreement, as of the date hereof, none of the Sellers or Sold Companies or any of the ERISA Affiliates has communicated to any Business Employee or Former Employee any intention or commitment to materially modify any Company Group Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement (other than as required by applicable Laws or any collective bargaining agreement).

(i) To the Knowledge of the Sellers, each Non-U.S. Company Group Plan has been administered and maintained in all material respects in compliance with its terms and applicable Laws.

(j) There is no Contract, plan or arrangement covering any Business Employee or consultant to the Business that, individually or collectively, provides for the payment by the Sellers or any of its ERISA Affiliates or the Buyers of any amount that is not deductible under Section 162(a)(1) or 404 of the Code or that is an excess parachute payment pursuant to Section 280G of the Code. To the Knowledge of the Sellers, any “nonqualified deferred compensation plan”, within the meaning of Code Section 409A(d)(1), between the Sellers or any Sold Company and a “service provider” is in good faith compliance with Code Section 409A and published guidance thereunder.

(k) Except as set forth on Schedule 3.12(k), the transactions contemplated by this Agreement will not cause the acceleration of vesting in (except as may be required by Code Section 411(d)), or payment of, any material benefits under any Company Group Plan and shall not otherwise accelerate or increase by any material amount any liability under any Company Group Plan, including any employment, consulting, severance, separation, change in control or termination agreement or any severance, retention, success bonus, transaction bonus or other compensation plan program or arrangement.

(l) Except to the extent reflected on the Final Statement of Net Asset Value, there are no underfunded or unfunded liabilities with respect to any Company Group Plans. The Base Statement of Net Asset Value and the Final Statement of Net Asset Value shall be determined and prepared in accordance with U.S. generally accepted accounting principles (including the applicable parts of SFAS) applied on a consistent basis, and fairly reflect, in all material respects, the amounts of all underfunded or unfunded liabilities under any Company Group Plans as at the dates thereof.

SECTION 3.13.  Labor Relations.

(a) Except as set forth in Schedule 3.13(a), (i) none of the Sellers, with respect to the Business, nor any Sold Company is a party to any collective bargaining agreement, nor is any such contract or agreement presently being negotiated or contemplated, (ii) there is no existing union or attempt by organized labor to cause the Sellers or any Sold Company to recognize any union or collective bargaining representative not previously recognized with respect to the Business, (iii) there is no unfair labor practice charge or comparable or analogous complaint pending before the National Labor Relations Board or before another comparable administrative body or, to the Knowledge of the Sellers, any threat of any action or proceeding by any administrative, judicial or other governmental body inside or outside the United States against the Sold Companies or any Seller, with respect to the Business, (iv) there is no material grievance, arbitration hearing, or arbitration award pending or, to the Knowledge of the Sellers, threatened against the Sold Companies or any Seller, with respect to the Business, (v) there are currently, and in the five years preceding the date hereof have been no material work stoppages, strikes, slowdowns, warning strikes or other material disruptions by employees of the Business, (vi) neither the Sold Companies nor any Seller, with respect to the Business, is in material breach of any collective bargaining agreement or other agreement established with Business Employees or a group thereof or representatives thereof, and (vii) neither the Sold Companies nor any Seller, with respect to the Business, is, or has been, in material violation of any applicable U.S. or foreign labor Laws.

(b) The Sellers and the Sold Companies have, whenever required by Law, duly informed and consulted each works’ council, or similar representative body, or otherwise satisfied any applicable procedural and substantive requirements vis-à-vis any applicable works’ council or similar representative body, in connection with the entering into of this Agreement. Where required, said works’ councils have accordingly issued an opinion in compliance with applicable Laws.

(c) The Sellers, with respect to the workforce of the Business, and the Sold Companies, have complied in all material respects with collective bargaining agreements, and works agreements and all Laws pertaining to the engagement or termination of services of employees, officers, directors or consultants associated with the Business, including, without limitation, all such Laws relating to terms and conditions of employment, labor relations, wages and hours, equal employment opportunities, fair employment practices, immigration, prohibited discrimination or distinction, employment and reemployment rights of members of the uniformed services and occupational safety and health.

SECTION 3.14.  Intellectual Property.

(a) Set forth on Schedule 3.14(a) is a complete and accurate list of all trademark registrations and trademark applications, patents and patent applications, registered designs and utility models, in each case that constitute Acquired Assets (including owned by a Sold Company).

(b) Set forth on Schedule 3.14(b) is a complete and accurate list of all material Contracts used for the conduct of the Business as of the Closing Date and pursuant to which the Sold Companies and the Asset Sellers use or are licensed under the Intellectual Property of third parties in the conduct of the Business (other than shrink wrap and click wrap software, and off-the-shelf software, each with license, maintenance, support, or other fees of less than $150,000 in any 12 month period) (the “Licensed Intellectual Property”). True, correct and complete copies of all such Contracts for Licensed Intellectual Property have been made available to the Buyers.

(c) Except as set forth in Schedule 3.14(c), the consummation of the transactions contemplated hereunder will not result in the loss or impairment of the Sold Companies’ or the Buyer’s right to use the Intellectual Property currently used in connection with the Business, nor require the consent of any Person, and such rights, together with those rights to be provided under the Closing Agreements, shall be sufficient to operate the Business as operated prior to the date hereof.

(d) Set forth on Schedule 3.14(d) is a complete and accurate list of all material Contracts pursuant to which the Sold Companies and the Asset Sellers license Intellectual Property to a third party.

(e) Except as otherwise set forth on Schedule 3.14(e): (i) the Sold Companies and the Asset Sellers in respect of the Business own or have the right to use all material Intellectual Property that is necessary to the Business, (ii) to the Knowledge of the Sellers, the Sold Companies’ and the Asset Sellers’ rights in such Intellectual Property are valid and enforceable, and (iii) the Sold Companies and the Asset Sellers in respect of the Business are not infringing, misappropriating, diluting or otherwise violating any material Intellectual Property rights of any other Person.

(f) Except as set forth on Schedule 3.14(f), no Proceeding is pending, or to the Knowledge of the Sellers, threatened, alleging that the Sold Companies or that the conduct of the Business by the Asset Sellers infringes upon, dilutes, misappropriates, or otherwise violates the Intellectual Property rights of any other Person that would materially affect the Business. To the Knowledge of the Sellers, no Person is infringing upon, diluting, misappropriating or otherwise violating the Intellectual Property of the Sold Companies or the Intellectual Property that constitutes Acquired Assets that would materially harm the continuing operations of the Business.

SECTION 3.15.  Contracts.

(a) Schedule 3.15(a) sets forth a complete list as of the date of this Agreement of each of the following written contracts to which any of the Sold Companies or the Asset Sellers in respect of the Business is a party or by which any of them is bound other than contracts to which any of the Sold Companies or the Asset Sellers in respect of the Business are the only parties and Company Group Plans (collectively, the “Material Contracts”):

(i) contracts involving the future expenditure by the Sold Companies or the Asset Sellers in respect of the Business of more than $5,000,000 in any instance for the purchase of materials, supplies, equipment or services, excluding any such contracts that are terminable by the Sold Companies or the Asset Sellers without penalty on not more than 180 days notice and without material liabilities or commitments and without any material obligations arising during such 180 day period;

(ii) indentures, mortgages, loan agreements, capital leases, security agreements, or other agreements of the Sold Companies for the borrowing of money by the Sold Companies in excess of $4,000,000;

(iii) guarantees of the obligations of other Persons or agreements of indemnity, surety or similar contracts, whether direct or indirect, involving the potential expenditure by the Sold Companies or the Asset Sellers in respect of the Business after the date of this Agreement of more than $4,000,000 in any instance;

(iv) material Real Estate Leases;

(v) contracts that restrict any of the Sold Companies or would restrict any of the Buyers or their Affiliates after the date of this Agreement from engaging in the Business in any geographic area or competing with any Person in the Business;

(vi) license agreements (as licensor or licensee) with third parties, franchise, sales (other than purchase orders) or commission agreements or similar contracts under which any of the Sold Companies or any of the Asset Sellers in respect of the Business is obligated to pay after the date of this Agreement an amount in excess of $4,000,000 during any calendar year;

(vii) partnership, limited liability company or joint venture agreements, and contracts for or relating to any investment (whether through the acquisition of an equity interest, the making of a loan or advance or otherwise) in any other Person;

(viii) contracts under which any of the Sold Companies or any of the Asset Sellers in respect of the Business has obligations or contingent liabilities after the date of this Agreement relating to the acquisition or sale of any business enterprise, in each case for consideration in excess of $4,000,000;

(ix) contracts under which any of the Sold Companies or any of the Asset Sellers has granted, or may be required to grant, any Encumbrance other than a Permitted Encumbrance;

(x) contracts between any of the Sold Companies or the Asset Sellers in respect of the Business, on the one hand, and any of the Sellers or any Affiliates of any of the Sellers (excluding the Sold Companies), on the other, which (A) provides for aggregate payments after the date hereof by or to any of the Sold Companies or any Asset Sellers in respect of the Business of more than $4,000,000 during any one year period, during any calendar year or $5,000,000 in the aggregate over the lifetime of such Contract, or (B) cannot be terminated without penalty on not more than 180 days’ notice and without material liability and without any material obligations arising under the terms thereof during such 90 day period.

(b) True, correct and complete copies of all Material Contracts have been made available to the Buyers. Except as set forth in Schedule 3.15(b), each Material Contract is in full force and effect in all material respects, and is a valid and binding agreement of the applicable Sold Company or the applicable Asset Seller, enforceable against such Sold Company or Asset Seller in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a Proceeding in equity or at Law) and an implied covenant of good faith and fair dealing. Except as set forth on Schedule 3.15(b), no condition exists or event has occurred that (whether with or without notice or lapse of time or both) would constitute a material default by any of the Sold Companies or any Asset Seller or, to the Knowledge of any Sellers, any other Person under any Material Contract

SECTION 3.16.  Environmental Matters. Except as set forth on Schedule 3.16:

(a) Each of the Sold Companies and the Asset Sellers in respect of the Business is, and has been, in compliance in all material respects with all Environmental, Safety and Health Laws;

(b) Each of the Sold Companies and Asset Sellers has obtained all material Permits which are required under the Environmental, Safety and Health Laws for the ownership, use and operation of the Business, such Permits are in effect and each Sold Company and Asset Seller is, and has been, in compliance in all material respects with all terms and conditions of such Permits;

(c) None of the Sold Companies or the Asset Sellers in respect of the Business has received any material Environmental, Safety and Health Claim or, to the Knowledge of the Sellers, notice of any threatened material Environmental, Safety and Health Claim;

(d) None of the Sold Companies or the Asset Sellers in respect of the Business has entered into, has agreed to, or is subject to, any (i) material decree or order or other similar requirement of any Governmental Authority under any Environmental, Safety and Health Laws or (ii) contract with any Person whereby any of the Sold Companies or Asset Sellers has provided an indemnity for, otherwise retained responsibility for any material liabilities pursuant to, any Environmental, Safety and Health Laws; and

(e) None of the Sold Companies or the Asset Sellers in respect of the Business or their predecessors at the properties has Released Hazardous Materials into the environment in violation of Environmental, Safety and Health Laws or in a manner that would reasonably be expected to result in any material liability, commitments or obligations (including obligation to clean up) under Environmental, Safety and Health Laws.

This Section 3.16 comprises the sole and exclusive representations and warranties of the Sellers relating to Environmental, Safety and Health Laws and Hazardous Materials.

SECTION 3.17.  Insurance. Schedule 3.17 lists all insurance policies held in the names of the Sold Companies as of the date hereof. All policies listed on Schedule 3.17 are in full force and effect, subject to no Encumbrances, all premiums due thereon have been paid, and the Sold Companies have complied in all material respects with the provisions of such policies.

SECTION 3.18.  Real Property.

(a) Neither the Sellers nor the Sold Companies own, lease or sublease, occupy or otherwise hold any real property or interests therein primarily used or primarily held for use in the Business as of the date of this Agreement, other than the Real Property listed on Schedule 3.18(a).

(b) Except as set forth on Schedule 3.18(b), a Seller or Sold Company (x) owns and has good and marketable title in and to the Owned Real Property and all the buildings, structures and other improvements located thereon and fixtures attached thereto and (y) has good and valid leasehold interests in all Leased Real Property, in each case, free and clear of all Encumbrances, except Permitted Encumbrances. Sellers and/or a Sold Company, as applicable, have provided Buyers with (i) true and complete copies of vesting deeds reflecting fee ownership of each parcel of Owned Real Property, and (ii) true and complete copies of the leases, as amended to date, for each Leased Real Property.

(c) Except as set forth on Schedule 3.18(c), with respect to the Real Property:

(i) There is no pending or, to the Knowledge of the Sellers, threatened or contemplated, appropriation, condemnation or like Proceeding materially affecting the Real Property or any part thereof or of any sale or other disposition of the Real Property or any part thereof in lieu of condemnation or other matters materially affecting and impairing the current use, occupancy or value thereof.

(ii) No Seller or Sold Company has received written notice that it is in material violation of any applicable zoning Law, regulation or other applicable Law, related to or affecting the Real Property.

(iii) The use of the Real Property, or any portion thereof and the improvements erected thereon, does not, in any material respect, violate or conflict with (x) any covenants, conditions or restrictions applicable thereto or (y) the terms and provisions of any contractual obligations relating thereto.

(iv) Except for normal wear and tear, all of the buildings, structures, improvements and fixtures with respect to the Real Property are in a state of repair, maintenance and operating condition so as to permit, and there are no material defects with respect thereto or existing conditions which would impair, the continued day-to-day use of any such buildings, structures, improvements or fixtures in substantially the same manner as conducted on the date hereof.

SECTION 3.19.  Personal Property. The items of material Equipment included in the Acquired Assets are in operating condition and good repair, ordinary wear and tear excepted. An Asset Seller or Sold Company (a) owns and has good title to all of the material Equipment included in the Acquired Assets purported to be owned by it and (b) has valid and subsisting leasehold interests in all of the material Equipment purported to be leased by it, in each case, free and clear of any Encumbrances other than Permitted Encumbrances.

SECTION 3.20.  Inventory. All the Inventory reflected on the Balance Sheet is stated therein net of reserves at the lesser of cost or fair market value in accordance with Modified GAAP.

SECTION 3.21.  Accounts Receivable. All the Receivables included in the Acquired Assets shall have arisen from bona fide transactions in the ordinary course of business and represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. There are no pending or threatened disputes, contests, claims or rights of set-off in connection with any Receivables, outside of the ordinary course of business (including with respect to the amount or validity thereof).

SECTION 3.22.  Acquired Assets. Together with the assets to be provided under the Closing Agreements, the Acquired Assets (including, for the avoidance of doubt, all of the assets owned or held by any Sold Company) constitute in all material respects all of the assets that are required to operate the Business as presently conducted and as a going concern.

SECTION 3.23.  Information Technology. The Sold Companies or the Asset Sellers in respect of the Business own or have all rights relating to the use of (i) all computer and automatic machinery, servers, network equipment and connections, that are primarily used or primarily held for use in the Business and (ii) all software, program documentation, tapes, manuals, forms, guides and other materials with respect thereto and related licenses and other agreements that are primarily used in the Business, in each case, which are necessary to carry out, or that otherwise are material to, the operation of the Business.

SECTION 3.24.  Product Recall. Except as set forth in Schedule 3.24, none of the Sold Companies nor any of the Asset Sellers has initiated any material recalls or field modification campaigns with respect to the Business within the last three years.

SECTION 3.25.  No Brokers’ or Other Fees. Except for Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., whose investment banking fees will be paid by IR (exclusive of any fees related to any financing or related services that Credit Suisse Securities (USA) LLC or Goldman, Sachs & Co. may provide to the Buyers, which shall be paid by Buyers), no broker, finder or investment banker is entitled to any fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any of the Sellers.

SECTION 3.26.  No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, none of the Sellers nor any other Person makes any other express or implied representation or warranty to the Buyers.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYERS

The Buyers, jointly and severally, hereby represent and warrant to the Sellers as follows:

SECTION 4.1.  Organization. Each Buyer is a corporation or other business entity duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Each Buyer has all requisite corporate or other power and authority to own its assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not reasonably be expected, individually or in the aggregate, to materially impede or delay the ability of the Buyer to consummate the transactions contemplated by this Agreement.

SECTION 4.2.  Authorization, Enforceability. Each Buyer has the corporate or other power and authority to execute and deliver this Agreement and each Closing Agreement to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery by each Buyer of this Agreement and each Closing Agreement to which it is a party, and the performance by such Buyer of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on the part of such Buyer. This Agreement has been duly executed and delivered by each of the Buyers and each Buyer shall duly execute and deliver each Closing Agreement to which it is a party and, assuming due authorization, execution and delivery by the Sellers, this Agreement constitutes, and each Closing Agreement shall constitute, a valid and binding agreement of each of the Buyers party thereto, enforceable against each of them in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at law).

SECTION 4.3.  No Approvals or Conflicts. Except as set forth in Schedule 4.3, the execution, delivery and performance by the Buyers of this Agreement and the Closing Agreements and the consummation by the Buyers of the transactions contemplated hereby and thereby do not and will not (i) violate, conflict with or result in a breach by any Buyer of the certificates of incorporation, bylaws or equivalent organizational documents of any Buyer, (ii) violate, conflict with or result in a breach of, or constitute a default by any Buyer (or create an event which, with notice or lapse of time or both, would constitute a default) under any contract to which any of the Buyers or any of their respective properties may be bound, (iii) violate or result in a breach of any Order or Law applicable to any Buyer or any of its properties or (iv) except for applicable requirements of the HSR Act and Other Competition Laws, require any Consent of any Governmental Authority; except, with respect to the foregoing clauses (ii), (iii) and (iv) above, as would not, individually or in the aggregate, reasonably be likely to materially impede or delay the ability of any Buyer to consummate the transactions contemplated by this Agreement.

SECTION 4.4.  Litigation. There are no Proceedings pending or threatened against any Buyer or any of its Subsidiaries that would reasonably be expected to materially impede or delay the ability of any Buyer to consummate the transactions as contemplated by this Agreement. No Buyer is subject to any Order that would reasonably be expected to materially impede or delay the ability of any Buyer to consummate the transactions as contemplated by this Agreement.

SECTION 4.5.  Compliance with Laws; Governmental Authorizations. Neither any Buyer nor any of its Subsidiaries is in violation of any Order or Law applicable to them or any of their respective properties, except where noncompliance would not reasonably be expected to materially impede or delay the ability of any Buyer to consummate the transactions contemplated by this Agreement. Each Buyer and its Subsidiaries have all licenses, permits and other governmental authorizations necessary to conduct their business as currently conducted, except where the failure to have such licenses, permits and other governmental authorizations would not reasonably be expected to materially impede or delay the ability of any Buyer to consummate the transactions contemplated by this Agreement.

SECTION 4.6.  Financial Resources. The Buyers have cash available or capital commitments in place which will be on the Closing Date sufficient to pay the Purchase Price and any other amounts payable by the Buyers in connection with the transactions contemplated by this Agreement on the terms and conditions contained in this Agreement pursuant to the Debt Commitment Letter. A true and correct copy of the Debt Commitment Letter has been provided to Sellers. The Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect. The Debt Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of the Buyer Parents and, to the knowledge of the Buyer Parents, the other parties thereto. As of the date of this Agreement, there are no other agreements, side letter or arrangements relating to the Debt Commitment Letter that could affect the availability of the Financing. Buyer Parents have fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date of this Agreement. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Buyer Parents on the terms therein.

SECTION 4.7.  No Brokers’ or Other Fees. Except for Citigroup Global Markets Inc., whose fees and expenses will be paid by the Buyers, no broker, finder or investment banker is entitled to any fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Buyers.

SECTION 4.8.  Purchase for Investment. The Stock Buyers are purchasing the Sold Shares for their own account and solely for investment, with no present intention to sell, transfer or distribute any Sold Shares to any other Person. The Stock Buyers acknowledge that none of the Sold Shares are registered under the Securities Act of 1933, as amended (the “Securities Act”) or under any state or foreign securities Laws, and the Stock Buyers will not sell, transfer or distribute any Sold Shares except in compliance with the registration requirements or exemption provisions under the Securities Act and the rules and regulations promulgated thereunder, or any other applicable securities Law

SECTION 4.9.  No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Buyers nor any other Person makes any other express or implied representation or warranty to the Sellers.

ARTICLE V

COVENANTS AND AGREEMENTS

SECTION 5.1.  Conduct of Business Prior to the Closing.

(a) Without the consent of Buyer Parents, which consent shall not be unreasonably withheld, conditioned or delayed, as otherwise specifically contemplated by this Agreement or as disclosed on Schedule 3.12(f), during the Pre-Closing Period, the Sellers shall in respect of the Business, and shall cause the Sold Companies to, (i) conduct the Business in all material respects in the ordinary course consistent with past practice and (ii) use all commercially reasonable efforts to maintain and preserve intact the Business and to maintain satisfactory relationships with suppliers, customers, distributors, key employees and other Persons having material business relationships with the Business.

(b) Without limiting the generality of the foregoing, and except as otherwise expressly permitted by this Agreement, during the Pre-Closing Period (and, with respect to any Deferred Items, during the period from the Closing Date to the date of the Deferred Transfer thereof), the Sellers shall not, and shall cause their Affiliates (including the Sold Companies) not to, in connection with the Business, without the prior written consent of the Buyer, not to be unreasonably withheld, conditioned or delayed:

(i) (x) sell, assign, lease, transfer or otherwise dispose of any Acquired Assets, or waive, modify or release any rights, other than in the ordinary course of business consistent with past practice, (y) permit, allow or suffer any Assets to be subjected to any Encumbrance (other than Permitted Encumbrances), or (z) sell, assign, transfer, license, pledge, encumber, abandon, fail to maintain or otherwise dispose of any material Intellectual Property or other material intangible Assets;

(ii) create, incur, assume or guarantee any Indebtedness or pay any principal with respect to Indebtedness, other than Indebtedness of the type set forth in clauses (v), (viii) or (ix) of the definition of Indebtedness in the ordinary course of business consistent with past practices;

(iii) Except as disclosed on Schedule 3.12(f), enter into any negotiation in respect of any collective bargaining agreement covering employees or enter into, amend, adopt, terminate, increase the payments to or benefits under, or supplement any Company Group Plan or employment, severance, retirement, employee benefits, termination, profit-sharing, bonus, deferred compensation, savings, insurance, pension, or other agreement or plan, or employment policies for any employees, or make any change in the compensation, severance or termination benefits payable or to become payable to any employees (other than planned annual increases in the rates of compensation in the ordinary course of business consistent with past practice);

(iv) make any change in the key management structure of the Business, including the hiring of senior managerial personnel, the termination of any senior managerial personnel or transfer of senior managerial personnel out of the Business;

(v) fail to maintain all Company Group Plans in accordance with applicable Laws;

(vi) acquire by merging or consolidating with, or by purchasing a substantial portion of the Assets or securities of, or by any other manner, any Person;

(vii) make, incur or authorize any individual capital expenditures or commitment for capital expenditures in excess of $1,000,000, other than in accordance with the capital expenditure plans communicated in writing to the Buyer prior to the date of this Agreement or for the replacement of broken or obsolete equipment in the ordinary course consistent with past practices;

(viii) except in the ordinary course of business consistent with past practice, enter into, or amend, terminate or waive any right under, any Material Contract or material Real Estate Lease;

(ix) make or authorize any change in accounting principles, procedures, methods or practices or in any method of calculating bad debt, contingency or other reserve for accounting or financial reporting purposes, other than as required by Modified GAAP or applicable Law;

(x) with respect to the Sold Company and in each case other than with respect to IR Federal and Consolidated Income Taxes or IR Federal and Consolidated Income Tax Returns, make or change any material election with respect to Taxes; adopt or change any material accounting method with respect to Taxes; amend any material Tax Return; enter into any private letter ruling, closing agreement or similar ruling or agreement with the IRS or any other Taxing Authority; or settle or compromise any audit or Proceeding with respect to a material amount of Taxes owed by the Sold Companies;

(xi) fail to keep current and in full force and effect or renew any material Permits;

(xii) initiate, compose or settle any litigation or Proceeding affecting the Business or any Acquired Assets or Sold Companies, in each case, involving an amount individually in excess of $2,000,000;

(xiii) change or amend the certificates of incorporation, bylaws or equivalent organizational documents of any of the Sold Companies;

(xiv) intentionally do any other act which would cause any representation or warranty of the Sellers in this Agreement to be or become untrue; or

(xv) authorize, commit, or agree to take any of the foregoing actions.

SECTION 5.2.  Access to Books and Records. During the Pre-Closing Period, the Sellers shall, and shall cause the Sold Companies to, afford to the Buyers and their counsel, accountants and other authorized representatives, all reasonable on-site and off-site access to the officers, directors, management, accountants and other advisors and agents, properties, books, records and contracts of the Business requested by Buyer; provided, that such access does not interfere with the normal business operations of the Sellers or the Sold Companies. The Sellers shall, promptly upon availability, provide to the Buyers the monthly internal financial reports prepared for management of the Business. The parties agree that the provisions of the Confidentiality Agreement shall continue in full force and effect following the execution and delivery of this Agreement, and all information obtained pursuant to this Section 5.2 shall be kept confidential in accordance with the Confidentiality Agreement. During the Pre-Closing Period, the Sellers shall use commercially reasonable efforts and inquiry to locate and identify to the Buyer (including providing copies thereof) all Contracts involving information technology, computer systems or software of the Business which were not otherwise provided to the Buyer on the date of this Agreement.

SECTION 5.3.  Efforts; Regulatory Filings and Consents. (a) Without prejudice to the Buyers’ obligations set forth in Section 5.3(d), each of the Sellers and the Buyers shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable (i) to consummate and make effective the transactions contemplated by this Agreement, (ii) to obtain any Consent of any Governmental Antitrust Authority required to be obtained or made by the Sellers or the Buyers, or any of their respective Subsidiaries or Affiliates in connection with the transactions contemplated by this Agreement or the taking of any action contemplated by this Agreement, and (iii) to defend vigorously, lift, mitigate or rescind the effect of any litigation or administrative Proceeding involving any Governmental Antitrust Authority adversely affecting this Agreement or the transactions contemplated by this Agreement, including promptly appealing any adverse court or administrative decision; provided, however, that Sellers and their respective Affiliates shall not be required to make any material monetary expenditure, commence or be a plaintiff in any litigation or offer or grant any material accommodation (financial or otherwise) to any Person.

(b) Each of Sellers and Buyers shall (i) as promptly as practicable file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act and (ii) as promptly as practicable make all filings under applicable Other Competition Laws, if any, required for the transactions contemplated hereby. However, notwithstanding the foregoing, the Sellers and Buyers shall cooperate to apply for the necessary government approvals in the People’s Republic of China only at a time that is reasonably expected to result in such approvals being obtained as close to the Closing Date as is reasonably practicable. Any such antitrust notification and report form or filing and supplemental information shall be in substantial compliance with the requirements of the HSR Act or the applicable Other Competition Laws, as the case may be. All other regulatory filings shall be in substantial compliance with the requirements of applicable Laws. Each of the Buyers and Sellers shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act, applicable Other Competition Laws or other applicable Laws and regulations, as the case may be. The Sellers and Buyers shall use best efforts to comply promptly with any inquiries or requests for additional information from the FTC, the DOJ, other Governmental Antitrust Authorities and any other Governmental Authority having jurisdiction.

(c) Without limiting the generality of the undertakings set forth in subsections (a), (b) and (d) of this Section 5.3 and subject to any appropriate confidentiality protections, the Sellers and the Buyers shall each furnish to the other such necessary information and reasonable assistance as the other party may request in connection with the foregoing and shall each promptly provide counsel for the other party with copies of all filings made by such party, and all correspondence between such party (and its advisors) with any Governmental Antitrust Authority or other Governmental Authority and any other information supplied by such party and such party’s Affiliates to a Governmental Antitrust Authority or other Governmental Authority in connection with this Agreement and the transactions contemplated by this Agreement. Each party shall, subject to applicable Law, permit counsel for the other party to review in advance any proposed written and, if practicable, oral, communication to any Governmental Antitrust Authority or other Governmental Authority.

(d) Notwithstanding anything to the contrary in this Agreement, Buyer shall take, or cause to be taken, any and all actions, including the disposition of assets, required by any Governmental Antitrust Authority as a condition to the granting of any Consent necessary for the consummation of the transactions contemplated hereby or as may be required to avoid, lift, vacate or reverse any legislative, administrative or judicial action that would otherwise reasonably be expected to materially impair or delay the consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, such actions may include, but are not limited to: (i) divesting, selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, any entities, assets or facilities of the Business or any entity, facility or asset of the Buyers or their Subsidiaries or Affiliates, (ii) terminating, amending or assigning such existing relationships and contractual rights and obligations (other than termination that would result in a breach of a contractual obligation to a third party), and (iii) amending, assigning or terminating such existing licenses or other agreements (other than a termination that would result in a breach of a license or such other agreement with a third party) and entering into such new licenses or other agreements (and, in each case, entering into agreements with the relevant Governmental Antitrust Authority giving effect thereto) in each case with respect to the foregoing clauses (i), (ii) or (iii) if such action is necessary or reasonably advisable or as may be required by any Governmental Antitrust Authority, provided that any such action shall not be required to be effective prior to the Closing.

(e) The filing fees under the HSR Act, Other Competition Laws and other applicable Laws shall be borne by the party responsible for paying such filing fees under the applicable Laws. The fees and disbursements of any legal counsel or other advisor jointly retained by the parties in connection with any such filings and any other filings with Governmental Authorities, shall be borne by the party retaining such legal counsel or advisor; provided, if any legal counsel or advisor is jointly retained by the parties, then its fees and disbursements shall be borne equally by both parties.

SECTION 5.4.  Third Party Consents. The Buyers and Sellers shall use all commercially reasonable efforts to obtain any Consent of any Person (other than Governmental Authorities) required to consummate and make effective the transactions contemplated by this Agreement. The parties agree to cooperate reasonably in obtaining such Consents. To the extent that the Sellers and the Buyers are unable to obtain any required third party Consents prior to the Closing (such Consents, the “Post-Closing Consents”), the Buyers and Sellers shall use best efforts to make or obtain (or cause to be made or obtained) as promptly as practicable all Post-Closing Consents. For purposes of this Section 5.4, the term “all commercially reasonable efforts” shall not be deemed to require any Person to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any consent or waiver may be required (other than nominal filing or application fees).

SECTION 5.5.  Tax Matters.

(a) The Buyers and the Sellers agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating directly to the Sold Companies or the Acquired Assets (including access to books and records, employees, contractors and representatives) as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or Proceeding relating to any Tax Return; provided, however, that if such requested information is contained within a document containing any unrelated information, only portions pertaining to such relevant information shall be furnished. The Buyers and the Sellers shall retain all books and records with respect to Taxes pertaining to the Sold Companies and the Acquired Assets until the expiration of all relevant statutes of limitations (and, to the extent notified by the Buyers and the Sellers, as the case may be, any extensions thereof). At the end of such period, each party shall provide the other with at least 30 days prior written notice before destroying any such books and records, during which period the party receiving such notice can elect to take possession, at its own expense, of such books and records.

(b) Tax Returns.

(i) The Sellers shall prepare, or cause to be prepared, all IR Federal and Consolidated Income Tax Returns in respect of the Sold Companies for all taxable periods. The Sellers shall timely file, or cause to be filed, all such IR Federal and Consolidated Income Tax Returns. For the avoidance of doubt, the Asset Sellers shall include the income derived from the Acquired Assets for the period ending on the Closing Date in their Income Tax Returns for the taxable period that includes the Closing Date (“Asset Sellers’ Tax Returns”). The Sellers shall timely pay to the relevant Taxing Authority all Taxes due in connection with any such IR Federal and Consolidated Income Tax Returns and Asset Sellers’ Tax Returns. Sellers agree to inform the Buyers of any position taken on any such IR Federal and Consolidated Income Tax Return with respect to the Sold Companies or the Acquired Assets that is contrary to past practice and that would have a material adverse impact on the Sold Companies or the Acquired Assets in a taxable period after the Closing Date.

(ii) The Buyers shall prepare, or cause to be prepared, all other Tax Returns in respect of the Sold Companies or the Acquired Assets required to be filed after the Closing Date (“Buyer Tax Returns”). Such Buyer Tax Returns shall be filed on the basis that the relevant taxable period ended as of the close of business on the Closing Date (unless the relevant Taxing Authority will not accept a Tax Return filed on that basis). In the case of any Buyer Tax Return that includes any period that begins prior to the Closing Date, including for any taxable year ending after the Closing Date which begins before the Closing Date (a “Straddle Period”), such Buyer Tax Return shall be prepared in a manner consistent with past practices (unless it is otherwise required by applicable Law). The Buyers shall provide IR with a copy of a substantially final draft of each Straddle Period Buyer Tax Return (and such additional information regarding such Straddle Period Buyer Tax Return as may reasonably be requested by IR) for its review and comment (A) at least 30 Days prior to the filing of such Buyer Tax Return or (B) in the case of a Buyer Tax Return that is required to be filed within 30 days of the Closing Date, at least 10 days prior to the date such Buyer Tax Return is required to be filed; provided, that in the case of a Buyer Tax Return that is required to be filed within 10 days of the Closing Date, the Buyers shall use their reasonable best efforts to afford the Sellers a reasonable opportunity to review such Buyer Tax Return prior to filing such Buyer Tax Return. The Buyers shall timely pay to the relevant Taxing Authority all Taxes due in connection with any such Buyer Tax Returns. In advance of the filing of such Buyer Tax Returns, the Sellers shall pay to the Buyers their share of any such Taxes, determined in accordance with Section 5.6 (the “Sellers’ Tax Share”). If, and to the extent that, the Buyers and the Sellers fail to agree with respect to any of the Sellers’ comments on a draft Straddle Period Tax Return, such disagreement shall be submitted to the CPA Firm for resolution as provided in Section 5.6(d). Buyers acknowledge that from and after the Closing Date the Sellers may not have the power and authority to endorse certain of the refund checks to which Buyers may be entitled and that may be received by the Sellers for the Tax periods prior to the Closing Date. Therefore, at Sellers’ request, Buyers shall execute a limited power of attorney for the purpose of allowing the Sellers to endorse certain refund checks to which it may be entitled and which may be received by the Sellers.

(c) Tax Elections.

(i) Sellers and Buyers agree that they shall use their reasonable best efforts to take all steps necessary to make a timely, valid and irrevocable election under Section 338(h)(10) of the Code and analogous state and local tax provisions, arising out of the purchase and sale of the shares of the capital stock of Clark Equipment Company and Clark Business Services Corporation, a Michigan corporation, (together the “Section 338 Companies”) (such elections, collectively, the “Section 338 Elections”), and to file the Section 338 Elections in accordance with applicable Tax Law. The Purchase Price for the shares of Section 338 Companies shall be the price as set forth on Schedule 2.7 (the “Section 338 Purchase Price”). At least 10 days prior to the Closing Date, Sellers and the Buyers shall agree on the form and content of the IRS Form 8023 and analogous state and local tax forms on which the Elections shall be made (collectively, the “Election Forms”). At or prior to the Closing, Sellers shall deliver to the Buyers properly executed and mutually agreed upon Election Forms containing information then available, which the Buyers shall file, or cause to be filed, promptly after the Closing (and with respect to which, Buyers shall provide proof of mailing to Sellers). The Sellers shall, within 90 days after the Final Statement of Net Asset Value becomes or is deemed final and binding on the parties, but in no event less than 60 days prior to the relevant due date, prepare and deliver to the Buyers for their review and consent, the allocation of the deemed sales price of the assets of the Section 338 Companies resulting from the Section 338 Elections (as required pursuant to Section 338(h)(10) of the Code and regulations promulgated thereunder) among such assets (the “Section 338 Allocation”). Buyers shall, within 30 days of delivery of the Section 338 Allocation, prepare and deliver to the Sellers a written notice of any disputed items with respect to the Section 338 Allocation. If Buyers do not deliver to the Sellers such written notice within such time frame, the Section 338 Allocation shall be deemed final. Sellers and the Buyers shall negotiate in good faith to resolve any disputed items. If Sellers and the Buyers are unable to agree on the Section 338 Allocation within 60 days after the Sellers provide the Section 338 Allocation, but in no event later than 30 days prior to the relevant due date, they shall request the CPA Firm to decide any disputed items, which shall make such decision within 30 days, but in no event less than 10 days prior to the relevant due date. The costs of the CPA Firm shall be borne equally by Sellers and the Buyers. The Section 338 Allocation shall be used in preparing IRS Form 8883, and any similar forms under applicable Tax Law. Sellers and the Buyers shall (and shall cause their Affiliates to) report and file all Tax Returns (including amended Tax Returns and claims for refund) consistent with the Section 338 Purchase Price and Section 338 Allocation, shall (and shall cause their Affiliates to) take no position contrary thereto or inconsistent therewith (including, without limitation, in any audits or examinations by any taxing authority or any other Proceeding) and shall use reasonable efforts to sustain such reporting of the transaction in any subsequent Tax dispute to the extent consistent with applicable Tax Law.

(ii) Except as provided in the preceding paragraph, the Buyers shall not make any Tax election under the Code (or the Tax Laws of any other jurisdiction) with respect to the Sold Companies which would cause such stock sale to be treated as an asset sale for Tax purposes, including, any check-the-box elections or election pursuant to Section 338 of the Code (or any comparable state, local or foreign provision). In addition, Buyers shall not amend any Tax Return, consent to the waiver or extension of the statute of limitations relating to Taxes of the Sold Companies or the Acquired Assets, take any Tax position on any Tax Return, or compromise or settle any Tax liability, in each case if such action could (in the Sellers’ sole judgment) have the effect of increasing the Tax liability or reducing any Tax asset of the Sellers (or otherwise disadvantaging the Sellers in respect of Taxes) in respect of any taxable period (or portion thereof) ending on or before the Closing Date, in each case without the Sellers’ written consent.

(iii) The Buyer acknowledges and agrees that it shall not take or cause or permit to be taken prior to January 1st of the calendar year following the year in which the Closing occurs any action that would result in Subpart F income (as defined in Section 952 of the Code) or a Section 956 inclusion (as defined in Section 956 of the Code) to the Sellers, including, but not limited to, the payment of an actual or a constructive dividend and the making of loans by non-U.S. subsidiaries to U.S. persons.

(iv) If a Sold Company that prior to the Closing Date was deemed to be a controlled foreign corporation (as defined in Section 957 of the Code) (a “CFC”) is no longer deemed to be a CFC following the stock purchase as a result of the Buyer’s ownership, the Buyer shall make available to Sellers the information needed by the Sellers to timely and accurately file a Form 5471, Information Return of U.S. Persons with Respect to Certain Foreign Corporations (including profit and loss balance sheets), for such Sold Company for the Tax year in which the stock purchase occurs.

(v) If a Sold Company that prior to the Closing Date was deemed to be a CFC continues to be deemed to be a CFC following the stock purchase as a result of the Buyer’s ownership, the Buyer shall cause a Form 5471, Information Return of U.S. Persons with Respect to Certain Foreign Corporations (including profit and loss balance sheets), to be timely and accurately filed for such Sold Company for the Tax year in which the stock purchase occurs. The Buyer shall provide copies of the Forms 5471 to the Sellers no later than 10 Business Days prior to the due date for filing such Forms 5471 for the Sellers’ review and comment, and the Buyer shall not finalize any such Forms 5471 without the prior written consent of the Sellers, which consent shall not be unreasonably withheld.

(d) Prior to the Closing Date, the Sellers shall initiate, and if possible complete, the termination of any profit or tax-sharing agreements of the Sold Companies.

SECTION 5.6.  Tax Indemnity.

(a) Except as provided in Section 2.4(b), the Sellers shall, jointly and severally, indemnify the Buyer Indemnified Persons and hold them harmless against, without duplication, all Losses with respect to (i) all Tax liabilities of the Sellers and their Affiliates (other than the Sold Companies) for any period (but specifically excluding Taxes, if any, imposed on the Sellers and arising out of the Buyers’ operation of the Business following the Closing Date or on the Closing Date following the Closing), (ii) all Tax liabilities of, the Sold Companies for all taxable periods (or portions thereof in the case of a Straddle Period) ending on or before the Closing Date except to the extent of the amounts reflected on the Final Statement of Net Asset Value; provided, that with respect to Goldwave Limited, Sellers obligation to indemnify for any Taxes under this Section 5.6(a) shall be limited to any amounts that the Sellers receive as an indemnity payment pursuant to the Agreement for the Sale and Purchase of Goldwave Limited, dated October 4, 2006, (iii) all liability (as a result of Treasury Regulation Section 1.1502-6 or otherwise) for IR Federal and Consolidated Income Taxes of Seller or any of its Affiliates (other than a Sold Company), (iv) all Taxes that are Excluded Liabilities described in Section 2.2(c)(iii) hereof, (v) all Tax liabilities arising solely out of or due to any breach of any covenant or other agreement of the Sellers contained in this Agreement, (vi) any payments required to be made after the Closing Date under any Tax allocation, Tax indemnity or Tax sharing agreement to which any of the Sold Companies was obligated, or was a party on or prior to the Closing Date and (vii) all Tax liabilities arising solely out of or due to any breach of representations made in Sections 3.11(f)(i), 3.11(f)(ii) or 3.11(i). The Tax indemnity provided under this Section 5.6(a) shall not cover Losses with respect to Tax liabilities (I) resulting from any transaction of the Sold Companies outside the ordinary course of business and not contemplated by this Agreement that occurs on the Closing Date but after the Closing (and not solely as a consequence of Closing or any Sold Company ceasing to be part of a joint, consolidated or unitary Tax filing or Tax sharing arrangement with any of the Sellers for Tax purposes) or (II) resulting from any action taken after the Closing by the Buyers, any of their Affiliates, or any transferee of the Buyers or their Affiliates (a “Buyer Tax Act”). Buyer Tax Acts hereunder shall include, without limitation, the failure of IRCR Manufacturing S.r.o. of the Czech Republic to maintain, subsequent to the Closing Date (or, in the event of a delayed Closing with respect to the aforesaid Sold Company, as from that date) a minimum investment of 350m Czech Koruny (comprised of at least 40% qualifying machinery) until August 28, 2008 provided that the aforesaid minimum investment had been realized either by the Closing Date or subsequently, and prior to October 17, 2007, in good faith cooperation between the Sellers and the Buyers.

(b) Subject to the provisions set forth in this Agreement, the Buyers, jointly and severally, and the Sold Companies shall indemnify the IR Indemnified Persons and hold them harmless against, without duplication, all Losses with respect to (i) all Tax liabilities of the Sold Companies or with respect to the Acquired Assets (A) resulting from any transaction of the Sold Companies outside of the ordinary course of business and not contemplated by this Agreement occurring on the Closing Date but after the Closing, (B) resulting from any Buyer Tax Act and (C) with respect to any taxable period (or portions thereof in the case of a Straddle Period) that begins after the Closing Date, (ii) all Taxes that are Assumed Liabilities described in Section 2.2(b)(vi), and (iii) all Tax liabilities arising out of or due to any breach of any covenant or other agreement of the Buyers contained in this Agreement.

(c) For purposes of this Agreement, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax related to the portion of such Straddle Period ending on and including the Closing Date shall (i) in the case of any Taxes other than gross receipts, sales or use taxes and Taxes based upon or related to income, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to income and gross receipts, sales or use taxes, be deemed equal to the amount which would be payable if the relevant taxable period ended on and included the Closing Date. The portion of any credits relating to a Straddle Period shall be determined as though the relevant taxable period ended on and included the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the past practice of the Sold Companies or the Asset Sellers.

(d) Payment by the indemnitor of any amount due under this Section 5.6 shall be made within ten (10) Business Days following written notice by the indemnitee that payment of such amounts to the appropriate Taxing Authority is due; provided, that the indemnitor shall not be required to make any payment earlier than five (5) Business Days before it is due to the appropriate Taxing Authority. In the case of any written notice by any of the Buyers or their Affiliates indicating that Taxes are due for a Straddle Period Buyer Tax Return, such notice shall set forth in reasonable detail the calculations regarding such Taxes and the Sellers’ share of such Taxes, and if within ten (10) Business Days after receipt of such notice, the Sellers notify the Buyers in writing that they disagree with the computation of their share of such Taxes, the Sellers and the Buyers shall proceed in good faith to determine such Taxes and the Sellers’ share thereof. If the Sellers and Buyers cannot agree in good faith on such share within thirty (30) days after the Sellers’ receipt of such notice, the Sellers’ liability for such Taxes shall be resolved by the CPA Firm, whose fees and expenses shall be shared equally between the Sellers and the Buyers, and the Sellers’ payment to the Buyers shall be due five (5) Business Days after the amount payable by the Sellers is determined by agreement between the Sellers and the Buyers or by the CPA Firm, subject to the proviso in the first sentence of this Section 5.6(d). In the case of a Tax that is contested in accordance with the provisions of Section 5.7 below, payment of the Tax to the appropriate Taxing Authority shall not be considered to be due earlier than the date a final determination to such effect is made by the appropriate Taxing Authority or court.

(e) Notwithstanding any provision in this Agreement to the contrary, (i) the representations and warranties set forth in Section 3.11 shall not survive the Closing except that the representations and warranties in Section 3.11(f)(i), 3.11(f)(ii) and 3.11(i) shall survive until 5:00 p.m. (New York City time) on the third (3rd) anniversary of the Closing Date and (ii) the obligations of a party to indemnify and hold harmless another party pursuant to this Section 5.6, other than, for the avoidance of doubt, pursuant to Section 5.6(a)(vii), shall terminate at the close of business on the 60th day following the expiration of the applicable statute of limitations with respect to the Tax liabilities in question (giving effect to any waiver, mitigation or extension thereof); provided, that, in each case, such representations, warranties and obligations that survive the Closing shall survive beyond such period with respect to any claim of indemnity hereunder if specific written notice thereof shall have been duly given within such period in accordance with the provisions of this Section 5.6.

SECTION 5.7.  Procedures Relating to Indemnity of Tax Claims

(a) The Sellers shall promptly notify the Buyers, and the Buyers shall promptly notify the Sellers, in writing upon receipt of notice of any pending Tax audits or assessments relating to the Acquired Assets or to income, properties or operations of the Sold Companies. If a claim shall be made against the Buyers or the Sellers, as the case may be, or any of their Affiliates by any Taxing Authority, which, if successful, would result in an indemnity payment to the Buyers or the Sellers, as the case may be, or one of their Affiliates pursuant to Section 5.6(a) or (b) (a “Tax Claim”), the Buyers or the Sellers, as the case may be, shall promptly notify the Sellers, or the Buyers, as the case may be, in writing of such Tax Claim stating the nature and basis of such Tax Claim and the amount thereof, to the extent known or ascertainable by the Buyers or the Sellers, as the case may be. If notice of a Tax Claim is not given to the Sellers or the Buyers, as the case may be, within a sufficient period of time to allow the Sellers or the Buyers, as the case may be, to effectively contest such Tax Claim, or in reasonable detail to apprise the Sellers or the Buyers, as the case may be, of the nature of the Tax Claim, in each case taking into account the facts and circumstances with respect to such Tax Claim, the Sellers or the Buyers, as the case may be, shall not be liable to the Buyers or the Sellers, as the case may be, or any of their Affiliates to the extent that the Sellers’ or the Buyers’, as the case may be, ability to effectively contest such Tax Claim is materially prejudiced as a result thereof.

(b) With respect to any Tax Claim that relates to a Tax which would result in an indemnity payment to any Buyer Indemnified Person pursuant to Section 5.6(a), the Sellers shall control at their expense all Proceedings taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in their sole discretion pursue or forego any and all administrative appeals, Proceedings, hearings and conferences with any Taxing Authority with respect thereto and may, in their sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner. With respect to any Tax matter, other than an IR Federal and Consolidated Income Tax matter, covered by the preceding sentence, the Sellers shall keep the Buyers reasonably informed and shall afford the Buyers the opportunity to participate (at Buyer’s sole cost and expense), as may be reasonably requested by the Buyers, in any such audit or Proceeding to the extent that an adverse determination in any such audit or Proceeding would result in a material Tax liability of a Buyer, the Sold Companies or any of their Affiliates, and no such audit or Proceeding may be settled or resolved without the written consent of the Buyers, such consent not to be unreasonably withheld or delayed; provided that if Buyers do not consent then any indemnification obligations of Sellers with respect to such Tax Claim shall be limited to the amount Sellers would have been obligated to indemnify had such consent been given. The Buyers’ consent shall be deemed given in the absence of the Sellers’ receipt of the Buyers’ response within ten (10) Business Days of the consent having been requested in writing by the Sellers.

(c) Buyers shall have the right to control the conduct of any Tax Claim that relates to a Straddle Period; provided, that if the Closing occurs in 2007, then Sellers shall have the right to control such matters as specified in Section 5.7(b). The Buyers shall not, without the prior written consent of the Sellers (such consent not to be unreasonably withheld or delayed), agree or consent to compromise or settle, either administratively or after the commencement of litigation, any issue or claim arising in such Proceeding, or otherwise agree or consent to any Tax liability, to the extent that any such compromise, settlement, consent or agreement may materially increase (i) the Tax liability of the Sellers or any of their Affiliates (other than any Sold Company) or (ii) the IR Federal and Consolidated Income Tax liability of any Sold Company, unless the Buyers indemnify the Sellers for the increase in such Taxes resulting from such compromise, settlement, consent or agreement; provided that if Sellers do not consent then any indemnification obligations of Buyers with respect to such Tax Claim shall be limited to the amount Buyers would have been obligated to indemnify had such consent been given. The Sellers’ consent shall be deemed given in the absence of the Buyers’ receipt of the Sellers’ response within ten (10) Business Days of the consent having been requested in writing by the Buyers.

(d) The parties agree to cooperate and act in good faith with respect to the prosecution and defense of any audit, Tax Claim or other Proceeding arising hereunder, including without limitation, timely responding to any notices or reasonable requests received from the other party.

(e) Notwithstanding anything to the contrary contained or implied in this Agreement, after the Closing Date, neither the Buyers nor any Affiliate of the Buyers (including the Sold Companies) shall, without the prior written consent of the Sellers (which consent shall not be unreasonably withheld), file or cause to be filed any amended Tax Return or claim for Tax refund with respect to the Sold Companies (or relating to its income, properties or operations) if any such filing could have the effect (in the Sellers’ sole judgment) of (i) increasing the Tax liability of the Sellers or their respective Affiliates (other than any Sold Company) (or, in each case, otherwise disadvantaging such party) or (ii) increasing the IR Federal and Consolidated Income Tax liability of any Sold Company.

(f) Anything to the contrary contained herein notwithstanding, in respect of all Losses and claims under Sections 5.5, 5.6, 5.7 and 5.8 hereof, other than with respect to IR Federal and Consolidated Income Taxes, none of the Buyer Indemnified Persons (as defined herein) shall be entitled to recover from the Sellers, except to the extent the aggregate amount of all such Losses with respect to any Sold Company (considered separately) for any taxable year exceeds $250,000 for such taxable year, in which case, for the avoidance of doubt, the amount of such any such recovery shall be limited to the amount by which such Losses exceed $250,000.

SECTION 5.8.  Refunds and Tax Benefits; Bulk Transfer Laws.

(a) Any Tax refunds that are received by the Buyers, or the Sold Companies, and any amounts credited against Tax (including any offsetting adjustments in connection with any audits, examinations or Tax Proceedings) to which the Buyers or the Sold Companies become entitled, that relate to Excluded Assets or Excluded Liabilities or to taxable periods (or portions thereof in the case of a Straddle Period) ending on or before the Closing Date shall be for the account of the Sellers, except to the extent that amounts in respect of the right to such refund are reflected (either as an Asset or in reducing a Liability) in the Final Statement of Net Asset Value, and the Buyers shall pay over to the Sellers the net amount (after taking into account any costs or expenses of the Buyers or the Sold Companies relating to the receipt thereof) of any such refund or any such credit within fifteen (15) days after the receipt or entitlement thereto. The Buyers agree that they shall not, without the Sellers’ consent (such consent not to be unreasonably withheld), cause or permit the Sold Companies to carry back to any taxable period ending on or prior to the Closing Date any net operating loss, loss from operations or other Tax attribute, and further agree that the Sellers have no obligation under this Agreement to return or remit any refund or other Tax benefit attributable to a breach by the Buyers of the foregoing undertaking. Any Tax refunds that are received by the Sellers and any amounts credited against Tax to which the Sellers become entitled, that relate to [taxable periods (or portions thereof in the case of a Straddle Period) ending after the Closing Date (except to the extent that amounts in respect of the right to such refund were paid by the Sellers) shall be for the account of the Buyers, and the Sellers shall pay over to the Buyers the net amount (after taking into account any costs or expenses of the Sellers relating to the receipt thereof) of any such refund or any such credit within fifteen (15) days after receipt or entitlement thereto.

(b) Buyers hereby waive compliance by Sellers and any Affiliates of Sellers with the provisions of any so-called “bulk transfer laws” of any jurisdiction in connection with the sale of the Business and Acquired Assets.

SECTION 5.9.  Employees; Benefit Plans.

(a) Employees and Offers of Employment.

(i) The Sellers and Buyers agree to reasonably cooperate during the period prior to the Closing Date to ensure the continuity of the workforce of the Business. In furtherance thereof, prior to, or in connection with, the Closing, the Buyers shall take no action to cause the Sellers or the Sold Companies to terminate the employment of any Business Employee, and the Sellers and the Sold Companies shall be under no obligation to terminate any Business Employee prior to the Closing. Prior to the Closing Date, all general communications between the Buyers and any group of Business Employees shall be coordinated with the Sellers; provided, that Sellers shall use commercially reasonable efforts to cooperate with the Buyers to maintain continuity of the workforce of the Business prior to the Closing and will not intentionally take any action to prevent the transfer of or otherwise cause a Business Employee not to transfer to the Buyer. Subject to applicable Laws or the provisions of collective bargaining agreements and works council agreements, (x) Sellers shall cooperate with Buyers to publish and distribute a notice (in either paper or electronic format) in a manner reasonably expected to be received by Business Employees within a reasonable period of time (but not later than 60 days) following the date hereof informing the Business Employees that those Business Employees who decline the Buyer’s offer of employment will be terminated by the Sellers as of the Closing and (y) Sellers shall terminate the employment, as of the Closing, of any Business Employee who does not become a Transferred Employee. As soon as reasonably practicable following the date of this Agreement, the Buyers and Sellers shall cooperate to arrange for meetings with the Seller’s key employees and Business Employees at which the Buyers shall have an opportunity to describe its expectations regarding the integration of the Business (including the Sold Companies) and prospective employment of the Business Employees with the Buyers. Such meetings shall be scheduled at such times so as not to unreasonably interfere with the ongoing operation of the Business.

(ii) Prior to the Closing Date, one or more of the Buyers shall offer employment, with comparable job responsibilities as those performed prior to the Closing Date, to each Business Employee (other than an employee of the Sold Companies, all of whom shall continue employment with such Sold Company as of the Closing Date by operation of Law) who is either actively employed by a Seller as of the Closing Date or is absent from work as of the Closing Date by reason of any leave of absence (including, without limitation, vacation, injury, sick leave, long-term disability, short-term disability, maternity leave, military service or other leave of absence from which an employee’s return to active employment is protected by Law or Order).

(iii) Such offers of employment described in Section 5.9(a)(ii) shall include an offer of base salary (or wages), commission rates (if applicable), target annual cash bonus opportunity (exclusive of any stay bonuses, success bonuses and similar arrangements of IR, any Seller or Sold Company or any Affiliate of any of them in connection with the transactions contemplated herein), long-term incentive opportunities, and overall employee benefits that, in the aggregate (subject to applicable Laws, works council and collective bargaining agreements), are not less than the compensation and employee benefits, as in effect with respect to such Business Employee immediately prior to the Closing Date, and otherwise shall be consistent with this Section 5.9.

(iv) Buyers’ offers of employment shall not require any Business Employee to relocate during the one year period following the Closing to a work location more than 20 miles from such Business Employee’s work location immediately prior to the Closing.

(v) As of the Closing Date or, with respect to any Business Employee on an leave of absence, as of the date such Business Employee commences active employment with the Buyers or returns to active employment with a Sold Company, each Business Employee who accepts Buyers’ offer of employment, each Business Employee whose employment automatically transfers to a Buyer by operation of local Law, and each employee of the Sold Companies (herein collectively referred to as “Transferred Employees”) shall become an employee of one or more of the Buyers (or the Sold Companies, as applicable).

(vi) During the one year period from and after the Closing, the Buyers shall provide to the Transferred Employees overall employee benefits (exclusive of any stay bonuses, success bonuses and similar arrangements of IR, any Seller or Sold Company or any Affiliate of any of them in connection with the transactions contemplated herein and any equity, phantom equity or other equity-based compensation plan, including the Performance Share Plan) that are no less favorable, in the aggregate, than those provided on average to Transferred Employees immediately prior to the Closing Date; provided, however, that any specific provision regarding employee benefits set forth elsewhere in this Section 5.9 shall take precedence over the foregoing general obligation with respect to the benefits that are the subject of such specific provision.

(vii) Notwithstanding anything herein to the contrary, nothing in this Agreement shall alter the at-will nature of any Transferred Employee’s employment (with the exception of Transferred Employees who have employment agreements as disclosed on Schedule 5.9(j), all of which shall be assumed by the Buyer). Nothing in this Agreement shall restrict, limit or interfere with the ability (after the Closing) of the Sellers, Buyers or their respective Affiliates to terminate, amend or replace any particular agreement, plan or program, to alter the terms and conditions of employment or terminate the employment of any person, provided that the requirements of this Section 5.9 are otherwise satisfied.

(b) Prior Service; Deductibles. The Buyers shall, or shall cause their respective Affiliates to, recognize each Transferred Employee’s service with the Sellers, the Sold Companies, or any of their respective Affiliates or their respective predecessors as of the Closing Date as service with the Buyers, the Sold Companies or any of their respective Affiliates, as applicable, for all purposes (including, without limitation, eligibility, vesting, eligibility waiting periods, benefit accruals but excluding for benefit accrual purposes under a defined benefit pension plan (other than a defined benefit pension plan as to which the Buyers are assuming or receiving a transfer of assets pursuant to the terms of this Agreement)) in the Buyers’, the Sold Companies’ or any of their respective Affiliates’ employee benefit plans, agreements, policies or other arrangements, to the extent that such service was credited for such purpose under a comparable plan of the Sellers, the Sold Companies or any of their respective Affiliates, (unless such credit would result in a duplication of benefits for the same period). In addition, to the extent pre-existing condition limitations have been met or are otherwise inapplicable with respect to Transferred Employees under Sellers’ employee welfare benefits plans as of the Closing Date, the Buyers shall, or shall cause their respective Affiliates to, waive any such pre-existing condition limitations under Buyers’ employee welfare benefit plans applicable to Transferred Employees or their respective spouses or dependents and shall recognize (or cause to be recognized) the dollar amount of all expenses incurred by Transferred Employees and their respective spouses or dependents during the calendar year in which the Closing occurs for purposes of satisfying the deductibles and co-payment or out-of-pocket limitations for such calendar year under the relevant employee welfare benefit plans of the Buyers, the Sold Companies and their respective Affiliates, as applicable, to the extent taken into account for such purpose under a comparable plan of the Sellers, the Sold Companies or any of their Affiliates.

(c) Accrued Vacation/Repatriation/Relocation.

(i) The Buyers shall, or shall cause their respective Affiliates to, credit each Transferred Employee with the accrued and unused vacation days and any personal and sickness days accrued in accordance with the vacation and personnel policies and labor agreements of the Sellers, the Sold Companies or any of their respective Affiliates in effect as of the Closing Date.

(ii)  For a period of one (1) year following the Closing, the Buyers expressly agree to honor, and to cause their Affiliates and the Sold Companies to honor, the repatriation and relocation programs, policies and agreement set forth in Schedule 5.9(c)(ii), for all Transferred Employees who participate in such programs, policies and agreements as of the Closing Date.

(d) Severance Obligations.

(i) The Buyers shall be responsible for any and all severance or similar liabilities associated with any Business Employee who declines Buyers’ offer of employment (each, a “Non-Transferring Employee”); provided that Seller terminates such Non-Transferring Employee within thirty (30) days after the Closing Date. The Buyers acknowledge and agree that employees of the Sold Companies and all employees otherwise transferring to the Buyers by operation of Law shall not have the ability to decline employment with Buyers, and all of such employees shall be the sole obligation of the Buyers from and after the Closing.

(ii) Effective as of the Closing and continuing until the second anniversary of the Closing, the Buyers shall, or shall cause their respective Affiliates to, provide, where applicable, each Transferred Employee severance benefits that are no less favorable than the severance benefits provided to such Transferred Employee under the terms of the Seller’s severance plans identified on Schedule 5.9(d)(ii), as in effect immediately prior to the date hereof.

(e) Annual Incentive Matrix Bonus; Performance Share Plan Award; and Success Bonus.

(i) No later than 90 days after the Closing, Sellers shall prepare, or cause to be prepared, a statement (the “AIM Calculations Statement”) containing Sellers’ determination of (A) the amount (the “AIM Program Payment Amount”) equal to the pro rata portion as of 11:59 P.M. local time on the Closing Date of the annual bonuses payable to Transferred Employees pursuant to the Annual Incentive Matrix Bonus Program, where applicable, for the calendar year 2007 as in effect on the date hereof (the “AIM Program”), determined in accordance with the terms of the AIM Program and based upon financial performance and/or results determined by Sellers and employee performance determined by the Sellers and (B) the federal, state, local and foreign payroll and other similar Taxes other than Social Security Taxes payable by the Buyers as a result of the payment to Transferred Employees of bonuses under the AIM Program in the amount of AIM Program Payment Amount (the “Payroll Tax Amount”). Upon final determination of the AIM Program Payment Amount and the Payroll Tax Amount pursuant to this Section 5.9(e)(i), but in no event more than three (3) business days thereafter, Sellers shall pay by wire transfer of immediately available funds to an account or accounts which are designated by Buyers not more than two (2) business days following Sellers’ notice to Buyers of such final determination, cash in an amount equal to: (a) the AIM Program Payment Amount plus (b) the Payroll Tax Amount. The amount of the AIM Program Payment Amount wired by the Sellers to the Buyers shall be used exclusively for the purpose of providing payment to each Transferred Employee of his or her allocated amount under the AIM Program. For the avoidance of doubt, the Final Statement of Net Asset Value shall not include any provision or accrual for any AIM bonus amount.

(ii) The Sellers shall bear the cost of any written “success bonus,” transaction bonus or similar arrangement applicable to any Business Employee to the extent the consummation of the transactions contemplated by this Agreement is a condition precedent to payment of any benefits thereunder, and shall ensure that such payments and benefits are paid in accordance with their terms in effect as of the Closing Date.

(iii) The Sellers shall be solely responsible for all payments and costs under the Performance Share Plan, any stock option or other equity, phantom equity or equity-based compensation plan of Sellers or any of its Affiliates and shall be solely responsible for all obligations thereunder with respect to awards granted to Business Employees.

(f) Defined Benefit Plans.

(i) (A) As of the Closing Date, the Sellers shall cause the trustees of the Transferred Defined Benefit Plans (as set forth on Schedule 5.9(f)(i)(A)) to segregate and transfer to a successor pension plan or plans of the Buyers, or one of their designated Affiliates, in accordance with the spinoff provisions set forth under Section 414(l) of the Code, Treasury Regulation 1.414(l)-1 and Section 208 of ERISA, assets in a form mutually acceptable to Sellers and Buyers equal to the Transfer Amount (as defined below), of the applicable plan as specified on Schedule 5.9(f)(i)(A), and shall make any and all filings and submissions to the appropriate Governmental Authority arising in connection with such segregation and transfer of assets and all necessary amendments to Transferred Defined Benefit Plans and related trust agreement to provide for the segregation of assets and transfer of assets as described below. As soon as practicable after the Closing, the Buyers, or one of their designated Affiliates, shall establish or designate a defined benefit pension plan or plans for the benefit of Transferred Employees and Former Employees covered by Transferred Defined Benefit Plans and shall make any and all filings and submissions to the appropriate Governmental Authority required or desired to be made by it in connection with the transfer of assets described below.

(B)
As soon as practicable after the Closing, Buyers shall procure either a favorable determination letter from the Internal Revenue Service regarding the qualified status of such successor defined benefit plan as amended to the date of transfer, or an opinion of counsel to Buyers reasonably satisfactory to the Sellers that the terms of the successor defined benefit plan satisfy the applicable requirements of Section 401 of the Code.

(C)
Provided that the Buyers have established or designated successor plans and procured a favorable determination letter or opinion of counsel, all as provided above, the Seller shall cause the trustees of the Transferred Defined Benefit Plans to transfer in the form of cash or, upon mutual agreements, in kind the full benefits of all Transferred Employees and Former Employees, accrued as of the Closing Date as soon as administratively practicable after the Closing Date.

(D)
The amount of such assets to be transferred in accordance with paragraph (f) above with respect to each Transferred Defined Benefit Plan shall be (x) as of the Closing Date, the benefits of Transferred Employees and Former Employees from the applicable Transferred Defined Benefit Plan valued on an accumulated benefit obligation (“ABO”) basis as determined under SFAS No. 87 in accordance with U.S. generally accepted accounting principles, using the assumptions and methodology set forth in Schedule 5.9(f)(i)(D), or such greater amount as is required to satisfy the provisions of Code Section 414(l) as certified by the actuary to the Sellers and agreed to by the actuary to the Buyers, plus (y) interest at the rate of 4% per annum on such amount for any period between the Closing Date and the date of such transfer (the “Transfer Amount”).

(E)
In consideration for the transfer of assets described herein, the Buyers shall, effective as of the date of transfer of such assets, assume all of the obligations of the Sellers and any of their respective Affiliates, and the Buyers shall cause the successor pension plans described in Section 5.9(f)(i)(A) above, as of the date of such asset transfer, to assume all of the obligations of Transferred Defined Benefit Plans, in each case, solely in respect of benefits accrued by the Transferred Employees and Former Employees under Transferred Defined Benefit Plans on or prior to the Closing Date (exclusive of benefits paid prior to the date of transfer of the pension assets to the successor pension plan). The Buyers shall not assume any Transferred Defined Benefit Plans or any other obligations or liabilities, except as provided in Section 5.9(f), arising under or attributable to the Transferred Defined Benefit Plans.

(ii)  As of the Closing Date, the Buyers or one of their designated Affiliates shall assume the Assumed Defined Benefit Plans (as set forth on Schedule 5.9(f)(ii)). The Buyers shall be solely and entirely responsible for satisfying any and all obligations and liabilities with respect to the accrued benefits under the Assumed Defined Benefit Plans. The Sellers shall have no liability whatsoever (either under this Agreement or otherwise) with respect to the Transferred Employees for the accrued benefits under the Assumed Defined Benefit Plans. The Sellers and the Buyers shall take all actions necessary and appropriate to establish the Buyers as successors to all of the Sellers rights, assets, duties, liabilities and obligations under or with respect to the Assumed Defined Benefit Plans.

(iii) With respect to the Non-Qualified Defined Benefit Plans (as set forth on Schedule 5.9(f)(iii)), Sellers shall retain all obligations and liabilities under these plans. As of the Closing Date, all Transferred Employees shall cease active participation in these plans. Sellers shall remain responsible for the distribution of accrued benefits to the Transferred Employees pursuant to the terms of the applicable plan document, and Buyers shall not have any liability whatsoever (either under this Agreement or otherwise) with respect to the Transferred Employees for the distribution of accrued benefits under the Non-Qualified Defined Benefit Plans.

(g) Defined Contribution Plans.

(i) (A) Effective as of the Closing Date, the active participation of each Transferred Employee and Former Employee in the Transferred Defined Contribution Plans (as set forth on Schedule 5.9(g)(i)(A)) shall cease. Each Transferred Employee and Former Employee (including any beneficiary or any “alternate payee” as described in Section 414(p) of the Code) shall, to the extent permitted by the terms of the Transferred Defined Contribution Plans, be given the option to receive a complete distribution of his or her account balance(s), in accordance with Section 401(k) of the Code and the regulations promulgated thereunder. If a Transferred Employee or Former Employee does not elect to receive a distribution of his or her account balance(s), then such account balance(s) will be transferred in accordance with Section 5.9(g)(i)(C) below.

(B)
As soon as practicable (but in no event more than 60 days) after the Closing, the Buyers shall establish or designate one or more defined contribution plans to receive the transfer of account balances from Seller Defined Contribution Plans, and shall make any and all filings and submissions to the appropriate Governmental Authority required to be made by it in connection with the transfer of assets described below. As soon as practicable after the Closing, Buyers shall procure either a favorable determination letter from the Internal Revenue Service regarding the qualified status of such successor defined contribution plan as amended to the date of transfer, or prior to the Closing an opinion of counsel to Buyers reasonably satisfactory to the Sellers that the terms of the successor defined contribution plan satisfy the applicable requirements of Section 401 of the Code.

(C)
As soon as practicable after the Buyers have established or designated successor plans and procured a favorable determination letter or opinion of counsel, all as provided above, the Seller shall cause the trustees of the Transferred Defined Contribution Plans to transfer in the form of cash or, upon mutual consent, in kind (except with respect to loans to Transferred Employees, which shall be transferred in kind), in accordance with 414(l) of the Code, Treasury Regulation 1.414(l)-1 and Section 208 of ERISA, the full account balances (inclusive of such loans) of all Transferred Employees and Former Employees, which account balances shall have been credited with applicable earnings and contributions, if any, attributable to the period ending on the close of business of the day preceding the transfer date, reduced by any benefit or withdrawal payments in respect of Transferred Employees and Former Employees prior to the transfer date, to the trustee of the successor defined contribution plan. Such transfer of assets to occur as soon as administratively practicable following the Closing Date.

(D)
In consideration of the transfer of assets hereunder, the Buyers shall, effective as of the transfer date described in Section 5.9(g)(i)(C) above, assume all of the obligations of Seller and any of its Affiliates, and the Buyers shall cause the successor defined contribution plan described in Section 5.9(g)(i)(C) above, effective as of the transfer date, to assume all of the obligations of the Transferred Defined Contribution Plans, in each case, solely in respect of account balances of Transferred Employees and Former Employees under the Transferred Defined Contribution Plans (exclusive of any portion of such account balances which are paid or otherwise withdrawn prior to the transfer date). The Buyers shall not assume any Transferred Defined Contribution Plan or any other obligations or liabilities, except as provided in Section 5.9(g), arising under or attributable to the Transferred Defined Contribution Plans.

(ii) As of the Closing Date, the Buyers or one of their designated Affiliates shall assume the Assumed Defined Contribution Plans (as set forth on Schedule 5.9(g)(ii)). With respect to the Clark Equipment Company Retirement Program for Salaried Employees, as amended and restated effective January 1, 1997 (the “Clark Salaried Plan”), the Sellers and the Buyers shall cooperate to cause the trustees of the accounts under the Leveraged Employee Stock Ownership Plan (the “LESOP”) in respect of Non-Transferring Employees to segregate such account balances and effect the transfer of such LESOP account balance to the Sellers, other than such LESOP accounts which are attributable in any respect to the Clark Salaried Plan (to the extent permitted by applicable Law and without any material adverse impact on the LESOP or the qualified retirement plans of the Sellers or the Buyers). The Buyers shall be solely and entirely responsible for satisfying any and all obligations and liabilities with respect to Business Employees or Former Employees (including any beneficiaries or dependents thereof) with respect to the Assumed Defined Contribution Plans (including to whatever extent related to the Clark Salaried Plan or any other Assumed Defined Benefit Plan). The Sellers shall have no liability whatsoever (either under this Agreement or otherwise including as a result of Buyers’ failure to establish or designate an applicable successor plan) with respect to Transferred Employees for benefits under the Assumed Defined Contribution Plans. The Sellers and the Buyers shall take all actions necessary and appropriate to establish the Buyers as successors to all of the Sellers rights, assets, duties, liabilities and obligations under or with respect to the Assumed Defined Contribution Plans.

(iii) With respect to the Non-Qualified Defined Contribution Plans (as set forth on Schedule 5.9(g)(iii)), Sellers shall retain all obligations and liabilities under these plans. As of the Closing Date, all Transferred Employees and Former Employees shall cease active participation in the Non-Qualified Defined Contribution Plans. Sellers shall remain responsible for the distribution of account balances to the Transferred Employees pursuant to the terms of the applicable plan document, and Buyers shall not have any liability whatsoever (either under this Agreement or otherwise) with respect to the Transferred Employees for the distribution of account balances under the Non-Qualified Defined Contribution Plans.

(h) Retiree Welfare Benefits.

(i) Effective as of the Closing, the Buyers shall assume, or cause one of their Affiliates to assume, liability to provide (A) retiree medical and life insurance benefits to Former Employees and their eligible dependents (if any) who are receiving retiree welfare benefits under Retiree Benefit Plans (as set forth on Schedule 5.9(h)(i)) as of the Closing Date, (B) retiree medical benefits to Transferred Employees and their eligible dependents (if any) who either would be eligible to receive such benefits if he or she retired on or before the Closing Date or, as of January 1, 2003, whose combined age and years of service with the Sellers equaled or exceeded 50 and such Transferred Employee otherwise would satisfy the eligibility requirements for retiree medical benefits under the Ingersoll-Rand Company Health and Welfare Benefit Plan at time of his or her termination of employment with the Buyers and (C) retiree medical benefits to Transferred Employees who are eligible for such benefits pursuant to a collective bargaining agreement, in each case of (A), (B) and (C), as reflected under the terms of the Company Group Plans, as set forth on the Financial Statements, or as shown in any other information disclosed to Buyers or their representatives in the virtual data room established in connection with the transactions contemplated by this Agreement on or before the date hereof.

(ii) Until the third (3rd) anniversary of the Closing Date (or such longer period, if any, as may be applicable under the terms of a retiree welfare benefit plan covering Former Employees of a Sold Company who retired on or before January 1, 1996), the Buyers shall, and shall cause their Affiliates to provide retiree welfare benefits no less favorable than those provided on the Closing Date under the terms of the Retiree Benefit Plans to those Former Employees (and their eligible dependents) who are receiving such benefits as of the Closing and to those Transferred Employees (and his or her eligible dependents) who would be eligible for such benefits if such eligible Transferred Employee retired on the Closing Date or, as of January 1, 2003, whose combined age and years of service with the Sellers equaled or exceeded 50 and such Transferred Employee would otherwise satisfy the eligibility requirements for such benefits under the Ingersoll-Rand Company Health and Welfare Benefit Plan at time of his or her termination of employment with the Buyers.

(i) Welfare Benefits.

(i) As of the Closing Date, the Buyers or one of their designated Affiliates shall establish and designate a welfare plan or plans for the benefit of the Transferred Employees and Former Employees covered by the Transferred Welfare Plans (as set forth on Schedule 5.9(i)(i)). The Buyers shall be responsible for all benefits and claims incurred on and after the Closing Date with respect to the Transferred Employees and the Former Employees (including any beneficiaries or dependents thereof) with respect to benefits previously provided under the Transferred Welfare Plans. The Sellers shall have no liability whatsoever for such benefits or claims incurred on or after the Closing Date (either under this Agreement or otherwise, including as a result of Buyer’s failure to establish or designate applicable successor plans or any liability incurred with respect to Multiple Employer Welfare Arrangements as defined under Section 3(40) of ERISA, including under any state regulations covering such arrangements).

(ii) As of the Closing Date, the Buyers or one of their designated Affiliates shall assume the Assumed Welfare Plans (as set forth on Schedule 5.9(i)(ii)). The Buyers shall be solely and entirely responsible for satisfying any and all obligations and liabilities under the Assumed Welfare Plans with respect to Business Employees or Former Employees (including any beneficiaries or dependents thereof). The amount of liability shall be the value of the account of each such Business Employee or Former Employee determined as of the Closing. The Sellers shall have no liability whatsoever (either under this Agreement or otherwise) with respect to Transferred Employees for benefits under the Assumed Welfare Plans. The Sellers and the Buyers shall take all actions necessary and appropriate to establish the Buyers as successors to all of the Sellers rights, assets, duties, liabilities and obligations under or with respect to the Assumed Welfare Plans.

(j) IR Employment Agreements. Subject to Section 5.9(e), the Buyers shall assume and be responsible for all obligations arising under the agreements with certain Transferred Employees set forth in Schedule 5.9(j).

(k) Flexible Benefits. The Buyers shall establish, as of the Closing, dependent care and medical expense reimbursement accounts with the vendor of Buyer’s choice (such newly established accounts, the “Buyer’s Flexible Account Plan”). To the extent Transferred Employees contributed to a dependent care or medical expense reimbursement account under a U.S. Company Group Plan (“IR’s Flexible Account Plan”) during the plan year that includes the Closing, the Sellers shall transfer to the Buyer’s Flexible Account Plan the account balances under IR’s Flexible Account Plan of such Transferred Employees for such plan year, and the Buyers shall provide benefits under the Buyer's Flexible Account Plan that are no less favorable than those provided under IR’s Flexible Account Plan to such Transferred Employees at least through the end of the plan year in effect as of the Closing. The Buyers shall be responsible for all Liability for, and administration of eligible reimbursement claims on behalf of Transferred Employees (and their dependents and beneficiaries) for covered expenses incurred in respect of the plan year that includes the Closing (and that are not subject to reimbursement from a prior plan year account under IR’s Flexible Benefits Plan) that have not been received by the Sellers as of the date the Sellers transfer assets to the Buyers from IR’s Flexible Account Plan.

(l) COBRA. The Sellers shall be responsible for all legally mandated continuation of health care coverage for any Business Employee or Former Employee and his or her covered dependents who participated in a U.S. Company Group Plan and who had or have a loss of health care coverage due to a qualifying event occurring prior to the Closing and for any non-Transferring Employees. The Buyers shall be responsible for all legally mandated continuation of health care coverage for all Transferred Employees and any of their covered dependents who have a loss of health care coverage due to a qualifying event occurring following the Closing.

(m) International Pension Plans. Subject to other provisions of this Section 5.9, the allocation of liabilities arising under any Non-U.S. Company Group Plan that is a pension plan (an “International Pension Plan”) and the transfer of any Assets thereunder shall be made subject to and in accordance with the following:

(i) With respect to any funded International Pension Plan sponsored or maintained by any Asset Seller, or one of their Affiliates that is not a Sold Company (a “Seller International Pension Plan”), prior to the Closing, the Buyer shall designate or create funded pension benefit plans (a “Buyer International Pension Plan”) with respect to each country in which Transferred Employees shall be working that are substantially identical to the funded Seller International Pension Plan applicable to Transferred Employees in such countries and which replicate the benefits, features and rights of such Seller International Pension Plan.

(ii) With respect to each funded Seller International Pension Plan, following the Closing, the Buyers, or one of their Affiliates, will request from the trustee or independent pension board that administers such plan a transfer to the corresponding Buyer International Pension Plan of assets and liabilities related to Transferred Employees and Former Employees (subject to any requirement of local Law to obtain mandatory prior consent from each such Transferred Employee or Former Employee or beneficiaries and dependents).

(iii) Unless otherwise required under local Laws, the transfer of assets from Seller International Pension Plan to Buyer International Pension Plan shall be made in an amount not less than the accumulated benefit obligation of such plans as of the Closing with respect to Transferred Employees and Former Employees or their beneficiaries and dependents using the Sellers’ assumptions and methodologies set forth in Schedule 5.9(m)(iii).

(iv) Effective as of the Closing Date, the Buyers, or one of their Affiliates, shall assume all liabilities under each non-funded Seller International Pension Plan with respect to Transferred Employees and Former Employees and their beneficiaries and dependents.

(n) International Welfare Plan. Subject to other provisions of this Section 5.9, the Buyers shall be responsible for the provision of benefits or with respect to claims arising under any Non-U.S. Company Group Plan or that would otherwise arise under any Non-U.S. Company Group Plan, but for Transactions contemplated herein that is a welfare plan (an “International Welfare Plan”) with respect to Transferred Employees accruing on or after the Closing Date. Buyers shall indemnify Sellers for any benefits or claims arising under these plans occurring after the Closing Date.

(o) Sold Companies/Other Liabilities.

(i) Except as expressly provided to the contrary in this Agreement, the Sold Companies shall retain all assets, property, rights, title, interests and privileges of the Sold Companies in respect of employees, consultants and employee benefits, including those under each Contract, collective bargaining agreement and Company Group Plan sponsored or maintained exclusively by the Sold Companies (including any trust, insurance Contract or other funding arrangement thereunder) and all liabilities related to and in connection with employees and employee benefits of the Sold Companies.

(ii)  Except as expressly provided to the contrary in this Agreement, the Buyers (A) shall not assume any liability under or in respect of any Company Group Plan and (B) shall not assume any liabilities whatsoever in respect of Business Employees and Former Employees of Sellers (other than current and former employees of the Sold Companies). To the extent consistent with the foregoing provisions of this Section 5.9, the Buyers shall assume and be responsible for all assets and liabilities not specifically described above in respect of Transferred Employees and Former Employees to the extent of the amounts reflected on the Final Statement of Net Asset Value.

(p) Update to Employee Schedule. Prior to the Closing and on a date to be agreed as between IR and Buyer Parents, Sellers shall provide to Buyers a revised Schedule 3.12(b) setting forth, as of the most recent date practicable, each Business Employee which schedule shall identify the employer, work location, job title or function, and job status (exempt or non-exempt). Upon Buyer Parents’ approval of any Business Employees added to Schedule 3.12(b), which approval shall not be unreasonably withheld or delayed, such list shall be the definitive list of Business Employees for all purposes of this Agreement.

(q) Third Party Beneficiaries.

(i) Notwithstanding the foregoing, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Company Group Plan or any employee benefit plan, program or arrangement maintained by Buyers or any of its Affiliates (each, a “Buyer Benefit Plan”) or shall limit the right of the Buyers and the Sold Companies or any of their Subsidiaries or Affiliates to amend, terminate or otherwise modify any Buyer Benefit Plan or other employee benefit plan, program or arrangement following the Closing Date, provided the provisions of this Section 5.9 are satisfied.

(ii) The parties hereto acknowledge and agree that all provisions contained in this Section 5.9 with respect to Business Employees and Former Employees of the Business are included for the sole benefit of the parties to this Agreement, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (A) in any other Person, including, without limitation, any Business Employees, Former Employees of the Business, any participant in any Company Benefit Plan, or any dependent or beneficiary thereof, or (B) to employment or continued employment with Buyer, Sold Companies or any of their respective Affiliates.

SECTION 5.10.  Labor Matters.

(a) The Buyers shall not, at any time prior to 90 days after the Closing Date, effectuate a “Plant Closing” or “Mass Layoff”, as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or employee with respect to the Business, and regardless whether the employment losses occur before or after the Closing Date. The Sellers shall not at any time between the date hereof and the Closing Date cause the Sold Companies and the Asset Sellers in respect to the Business to effect or permit a “Plant Closing” or “Mass Layoff” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment facility, operating unit or employee with respect to the Business, regardless whether the employment losses occur before or after the date thereof.

(b) The Buyers shall cooperate in connection with any required notification to, or any required consultation with, the employees, employee representatives, work councils, unions, labor boards and relevant government agencies concerning the transactions contemplated hereby with respect to the employees of the Sold Companies and the Business.

(c) A breach by the Buyers or the Sellers of their respective obligations under this Section shall give rise to an obligation by the breaching party to indemnify, defend and hold harmless the non-breaching party from and against any and all damages incurred in thereby or caused thereto under or pursuant to the WARN Act based on, arising out of, resulting from or relating to any act or omission to act by or of the breaching party with regard to any single site of employment, facility, operating unit or employee of the breaching party.

SECTION 5.11.  Contact with Customers and Suppliers. During the Pre-Closing Period, the Buyers and the Sellers shall cooperate in communicating with Sellers’ customers, suppliers and licensors concerning the transactions contemplated hereby, including Buyers’ intentions concerning the operation of the Business following the Closing. During the Pre-Closing Period, the Buyers and their representatives shall contact or communicate with the customers, suppliers and licensors of the Business in connection with the transactions contemplated hereby only with the prior written consent of the Sellers, which shall not be unreasonably withheld or delayed and may be conditioned upon a designee of the Sellers being present at any meeting or conference. For the avoidance of doubt, nothing in this Section 5.11 shall prohibit Buyers from contacting the customers, suppliers and licensors of the Business in the ordinary course of Buyers’ businesses for the purpose of selling products of the Buyers’ businesses or for any other purpose unrelated to the Business and the transactions contemplated by this Agreement.

SECTION 5.12.   Non-Competition; Non-Hire.

(a) Restrictions on Competing Activities Following Closing:

(i) Seller Parent agrees that from the Closing until the third anniversary of the Closing, it will not, and will cause its Affiliates not to, directly or indirectly engage or invest in any business in competition with the Business as conducted immediately prior to the Closing. Notwithstanding the foregoing, this Section 5.12(a) shall not prohibit (i) the Sellers, directly or through any Affiliate, from conducting any business activities conducted by them as of the date of this Agreement (other than the Business), including the business activities required of the Sellers pursuant to the Closing Agreements and pursuant to this Agreement; (ii) Sellers, directly or through any Affiliate, from investing in or holding not more than 10% of the outstanding capital stock or other ownership interests of any Person; (iii) the Sellers, directly or through any Affiliate, from hereafter acquiring and continuing to own and operate any entity which has operations that compete with the Business if such operations account for no more than 33% of such entity’s consolidated revenues at the time of such acquisition; and (iv) the Sellers, directly or through any Affiliate, from selling inventory or other assets then owned by any Seller in the ordinary course of business.

(ii) For a period of three years from the Closing Date, each of the Sellers agree that they will not, and they will cause their Affiliates not to, directly or indirectly, in any capacity and either separately, jointly or in association with others:

(A) request, induce or attempt to influence any Business Employee to terminate his or her employment with or service to the Buyers or any Sold Company or their Affiliates;

(B) attempt to dissuade any Business Employee from continuing employment with the Buyers or the Sold Companies or their Affiliates, as the case may be; or

(C) hire or employ or solicit the employment of, or make or extend any offer of employment to, or otherwise any Business Employee who is then employed by Buyers or the Sold Companies or their Affiliates, or any Person who is covered by the immediately following sentence. The restrictions of clause (C) of this Section 5.12(a)(ii) shall cease to apply to a Business Employee six months after the later of (x) the date of termination of his or her employment with the Buyer, the Sold Companies and their Affiliates and (y) the last date on which such Business Employee receives severance or other termination payments from the Buyer, any Sold Company or any of their Affiliates.

(iii) For a period of three years from the Closing Date, each of the Buyers agree that they will not, and they will cause their Affiliates not to, directly or indirectly, in any capacity and either separately, jointly or in association with others:

(A) request, induce or attempt to influence any employee of the Sellers or their Affiliates to terminate his or her employment with or service to the Sellers or their Affiliates;

(B) attempt to dissuade any of employee of the Sellers or their Affiliates from continuing employment with the Sellers or their Affiliates, as the case may be; or

(C) hire or employ or solicit the employment of, or make or extend any offer of employment to, any employee of the Sellers or their Affiliates. The restrictions of clause (C) of this Section 5.12(a)(iii) shall cease to apply to an employee of the Sellers or their Affiliates six months after the later of (x) the date of termination of his or her employment with the Sellers and their Affiliates and (y) the last date on which such individual receives severance or other termination payments from the Sellers or any of their Affiliates.

(iv) The parties mutually agree that this Section 5.12(a) is reasonable and necessary to protect and preserve Buyers’ and Sellers’ legitimate business interests and the value of the Business, the Acquired Assets, the Sold Shares and the Sellers’ other businesses, and to prevent any unfair advantage conferred on any party and their respective successors.

(b) If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in this Section 5.12 is invalid or unenforceable, then the parties agree that the court or tribunal will have the power (but without affecting the right of Sellers or Buyers to obtain the relief provided for in this Section 5.12 in any jurisdiction other than such court’s or tribunal’s jurisdiction) to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. To the extent it may effectively do so under applicable Law, each of the Buyers and the Sellers hereby waives on its own behalf and on behalf of its successors, any provision of Law which renders any provision of this Section 5.12 invalid, void or unenforceable in any respect.

(c) Each of the parties hereto acknowledges and agrees that the remedy of indemnity payments pursuant to Article IX and the other remedies at Law for any breach of the requirements of this Section 5.12 would be inadequate, and agrees and consents that without intending to limit any additional remedies that may be available, temporary and permanent injunctive and other equitable relief may be granted without proof of actual damage or inadequacy of legal remedy, in any Proceeding which may be brought to enforce any of the provisions of this Section 5.12.

(d) In addition to the foregoing, Sellers agree that they shall not, and shall cause their Affiliates not to, discourage any of the senior managerial personnel from accepting Buyers’ offers of employment following the Closing. Sellers shall make the senior managerial personnel available to the Buyers, to an extent that does not interfere unreasonably with the management of the Business, for the purpose of facilitating discussions between the Buyers and the senior managerial personnel.

SECTION 5.13.  Use of Names.

(a) The parties agree that at the Closing the parties to the IR License Agreement shall enter into the IR License Agreement. The Buyers acknowledge and agree that the Buyers and their respective Affiliates, except as expressly set forth in the IR License Agreement, do not and shall not by virtue of the transactions contemplated by this Agreement or otherwise, obtain any right, title or interest in, to or under the “Ingersoll-Rand” brand name or “IR” logotype, all of which are, and will remain, the sole property of Sellers and their Affiliates.

(b) Each of the parties hereto acknowledges and agrees that the remedy at Law for any breach of the requirements of this Section 5.13 would be inadequate, and agrees and consents that without intending to limit any additional remedies that may be available, temporary and permanent injunctive and other equitable relief may be granted without proof of actual damage or inadequacy of legal remedy, and without posting any bond or other undertaking, in any Proceeding which may be brought to enforce any of the provisions of this Section 5.13.

SECTION 5.14.  Credit and Performance Support Obligations.

(a) The Buyers agree to use all commercially reasonable efforts to cause IR and its Affiliates (other than the Sold Companies) to be absolutely and unconditionally relieved on or prior to the Closing Date of all liabilities and obligations arising out of the letters of credit, performance bonds, corporate guarantees and other similar items issued and outstanding in connection with the Business of the Sold Companies or in respect of the Acquired Assets which are Assumed Liabilities and are described in Schedule 5.14(a), and the Buyers shall indemnify IR and its Affiliates against any Losses of any kind whatsoever with respect to such liabilities and obligations. The Buyers agree to continue to use all commercially reasonable efforts after the Closing Date to relieve IR and its Affiliates of all such liabilities and obligations.

(b) The Sellers agree to use all commercially reasonable efforts to cause the Buyers and the Sold Companies to be absolutely and unconditionally relieved on or prior to the Closing Date of all liabilities, obligations or commitments arising out of the letters of credit, performance bonds and other similar items issued and outstanding which are not Assumed Liabilities, and the Sellers shall indemnify the Buyers and the Sold Companies against any and all Losses of any kind whatsoever with respect to such liabilities, obligations or commitments. The Sellers agree to continue to use all commercially reasonable efforts after the Closing Date to relieve the Buyers and the Sold Companies of all such liabilities, obligations or commitments.

SECTION 5.15.  Further Assurances.

(a) Subject to Section 5.3, each of the parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to consummate the transactions contemplated by this Agreement. Without limiting the foregoing, subject to the provisions of Section 5.4, after the Closing Date each of the Buyers and the Sellers at the reasonable request of the other shall execute and deliver, or cause to be executed and delivered, to or as directed by, and at the reasonable expense of, the requesting party (i) such assignments, deeds, bills of sale and other instruments of transfer as either party reasonably may request as necessary or desirable in order to effect or further evidence the sale and assignment of the Acquired Assets to the Buyers and the retention of the Excluded Assets by Sellers as specified in Section 2.1, and (ii) such assumption agreements (including assumption agreements in relation to specific Acquired Contracts (including such assumption agreements expressly for the benefit of the counterparties thereto)) and other instruments of assumption as either party reasonably may request as necessary or desirable in order to effect or further evidence the assumption of, and agreement to pay, perform and discharge when due, the Assumed Liabilities and the Excluded Liabilities, all as specified in Section 2.2, or to obtain releases of the Sellers and their Affiliates from any liability or obligation with respect to the Assumed Liabilities or to obtain releases of the Buyers and their Affiliates from any liability or obligation with respect to the Excluded Liabilities.

(b) To the extent that, from time to time after the Closing, the Sellers and their respective Affiliates and/or Buyers and the Sold Companies shall identify assets that are included in the Acquired Assets but that are in the possession of the Sellers or their respective Affiliates, the Sellers shall use all commercially reasonable efforts to locate such items of Acquired Assets and, to the extent that it is successful in locating such items, take such action as is necessary to put the Buyers or one of their Affiliates in actual possession thereof (it being understood and agreed that, with respect to moveable goods, delivery thereof to the nearest facility of any Buyer or its Affiliates shall in any event suffice). To the extent that, from time to time after the Closing, the Buyers, the Sold Companies or their respective Affiliates and/or the Sellers shall identify assets that are included in the Excluded Assets, but that are in the possession of any Buyer or any of its Affiliates (including the Sold Companies), the Buyers shall use all commercially reasonable efforts to locate such items of Excluded Assets and, to the extent that they are successful in locating such items, take such action as is necessary to put Sellers in actual possession thereof (it being understood and agreed that, with respect to moveable goods, delivery thereof to the nearest facility of any Seller shall in any event suffice).

SECTION 5.16. Intercompany Debt. To the extent reasonably practicable and permissible under applicable Laws, to the extent that there are receivables or payables between the Sold Companies, on the one hand, and the Sellers or any of their Affiliates, on the other hand (the “Intercompany Payables and Receivables”), all such payables shall be paid and satisfied by the party that is the obligor on or prior to the Closing Date. On or prior to the Closing Date, to the extent possible net cash positions of the Sold Companies may be distributed under the form of capital reductions or dividends or may be lent to other Sold Companies that would otherwise be in a borrowing position vis-à-vis the Sellers or any of their Affiliates. To the extent any Intercompany Payables and Receivables or cash are not so paid and settled, such Intercompany Payables and Receivables or cash shall be reflected on the Net Asset Value Statement.

SECTION 5.17. Shared Distributor/Dealer Contracts. Buyers shall use commercially reasonable efforts to release the Sellers from liabilities under the Shared Distributor/Dealer Contracts to the extent that such contracts relate to the Business or the products of the Business. Without limiting the foregoing, the Buyers shall make a bona fide written offer to the applicable counterparty to each such Shared Distributor/Dealer Contract to enter into a new dealer or distributor Contract relating to the distribution of products of the Business on commercially reasonable terms. The Sellers agree to cooperate reasonably in all such efforts. The Sellers or their Affiliates, as applicable, shall use commercially reasonable efforts to take such action as may be necessary after the Buyers’ written offer is made with respect to such Shared Distributor/Dealer Contract to remove the products of the Business from the scope of the Shared Distributor/Dealer Contract.

SECTION 5.18.  Expenses; Transfer Taxes.

(a) Whether or not the Closing takes place, and except as otherwise specified in this Agreement, all costs and expenses incurred in connection with this Agreement and the Closing Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense.

(b) All Transfer Taxes applicable to the conveyance and transfer from Sellers to Buyers of the Sold Shares, Sold Companies, the Business or the Acquired Assets and any other transfer or documentary Taxes in connection therewith shall be borne equally by the Buyers and Sellers.  Each party shall, with the exception of transfers of tangible assets where the Seller shall, wherever relevant, have the right to elect to apply VAT, use reasonable efforts to avail itself of any available exemptions from any such Taxes or fees, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

(c) The costs of recording documents conveying title from Sellers to Buyers (including deeds and assignments, as well as any surveys and policies of title insurance that may be required or desired) covering any or all of the Real Property shall be borne equally by Buyers and Sellers.

SECTION 5.19.  Collection of Receivables. The Buyers shall have the right and authority, from and after the Closing, to collect for their own account all Receivables of the Business included in the Acquired Assets (the “Closing Receivables”) and to endorse with the name of any Seller any checks or drafts received with respect to any Closing Receivables. The Sellers shall (i) deliver to the Buyers such documentation of, and information relating to, the Closing Receivables as the Buyers shall reasonably request and (ii) promptly deliver to the Buyers any cash or other property received by them in respect of any Closing Receivables, and the Buyers shall reimburse the Sellers for their reasonable expenses incurred in connection therewith. From and after the Closing Date, the Buyers promptly shall deliver or cause to be delivered to the Sellers any proceeds of Receivables received directly or indirectly by any Buyer or the Sold Companies with respect to any Excluded Assets or businesses or assets of IR and its Affiliates other than the Acquired Assets or the Business, and the Sellers shall reimburse the Buyers for their reasonable expenses incurred in connection therewith. From and after the Closing Date, the Sellers promptly shall deliver or cause to be delivered to the Buyers any proceeds of Receivables received directly or indirectly by IR or its Affiliates (other than the Sold Companies or an Asset Seller) with respect to the Business, and the Buyer shall reimburse the Sellers for their reasonable expenses incurred in connection therewith.

SECTION 5.20.  Assumption of Litigation.

(a) The Buyers agree to assume the defense of any and all present or future claims, Proceedings and other litigation and disputes of every kind (except for disputes relating to Taxes which are addressed in Section 5.7) relating to the Business to the extent the same are Assumed Liabilities, and, whether or not any of the Sellers or their Affiliates are party to such claims, Proceedings or other litigations, to indemnify the Sellers and their Affiliates (other than the Sold Companies but excluding any attorneys fees incurred after the date of the Buyer’s assumption of the defense) in respect of any liability, claim, damage or expense (including reasonable attorney’s fees) of any kind whatsoever which the Sellers or any of their Affiliates may incur arising out of or relating to any such litigation or claim to the extent the same are Assumed Liabilities. The Buyers shall have the right to assume and conduct the defense of any matters assumed by it pursuant to this Section and the Sellers and their Affiliates shall cooperate in such defense to the extent reasonably requested by the Buyers. Seller may not settle any such claim, Proceeding or other litigation without Buyer’s prior consent.

(b) As soon as reasonably practicable after the Closing, the Sellers agree to assume the defense of any and all present or future claims, Proceedings and other litigation and disputes of every kind not relating to the Business, or relating to the Business to the extent that the same are Excluded Liabilities, and, whether or not any of the Sold Companies are party to such claims, Proceedings or other litigations, to indemnify the Buyer and the Sold Companies in respect of any Liability, claim, damage or expense (including reasonable attorney’s fees but excluding any attorneys fees incurred after the date of the Seller’s assumption of the defense) of any kind whatsoever which the Buyer or the Sold Companies may incur arising out of or relating to any such litigation or claim. The Sellers shall have the right to assume and conduct the defense of any matters assumed by it pursuant to this Section, and the Buyer and the Sold Companies shall cooperate in such defense to the extent reasonably requested by the Sellers. Buyer may not settle any such claim, Proceeding or other litigation without Seller’s prior consent.

SECTION 5.21.  Post-Closing Cooperation.

(a) The Buyers, on the one hand, and Sellers, on the other, shall cooperate with each other, and shall cause their officers, employees, agents, auditors and representatives to cooperate with each other after the Closing to ensure the orderly transition of the Business from the Sellers to the Buyers and to minimize any disruption to the Business and the other respective businesses of the Sellers and the Buyers that might result from the transactions contemplated hereby. After the Closing, upon reasonable notice, the Buyers and the Sellers shall furnish or cause to be furnished to each other and their employees, counsel, auditors, other representatives and advisors reasonable access (including the ability to make copies), during normal business hours, to such employees, advisors, representatives, Books and Records relating to the Business within the Control of such party or any of its Affiliates as is reasonably necessary for (i) financial reporting, Tax and accounting matters and (ii) defense or prosecution of litigation and disputes other than those relating to this Agreement or any Closing Agreement.

(b) Except as otherwise provided pursuant to Section 5.5 hereunder with respect to Tax matters and Tax records, each Buyer and each Seller will retain all Books and Records and other documents pertaining to the Business in existence on the Closing Date for a period of five years following the Closing. No such Books and Records or other documents shall be destroyed or disposed of by any retaining party during such five year period without first advising the other party in writing and giving such party a reasonable opportunity to obtain possession thereof for the purposes permitted by this Section 5.21.

(c) Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 5.21. Neither party shall be required by this Section 5.21 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations. Any information relating to the Business received by Sellers and their employees, counsel, auditors and other representatives and advisors pursuant to this Section 5.21 shall be subject to the Confidentiality Agreement.

SECTION 5.22.  Financial Statements. Prior to the Closing, the Sellers shall deliver to the Buyers the audited combined balance sheet of the Business as of December 31, 2006, December 31, 2005 and December 31, 2004 and the related combined statements of income of the Business for the years then ended (the “Audited Financial Statements”), which financial statements will be prepared from the books and records of the Business and in accordance with U.S. GAAP applied on a consistent basis.

SECTION 5.23.  Restructurings.

(a) Except to the extent provided in Section 2.4, prior to the Closing Date, Sellers shall effect the Restructurings in the manner set forth on Schedule 5.23 and any material deviations therefrom shall be completed in a manner reasonably acceptable to Buyers and Sellers.

(b) The Sellers shall duly complete the Restructurings to ensure all of the Acquired Assets and Sold Companies are transferred to the Buyers on the Closing Date except to the extent provided in Section 5.4.

SECTION 5.24.  Cooperation relating to Financing.

(a) From the date of this Agreement until Closing, Sellers shall, and shall cause each of its Subsidiaries and each of the respective officers and employees of the Sellers and its Subsidiaries to, and shall use its reasonable best efforts to cause the advisors, including legal and accounting, of the Sellers and its Subsidiaries to, use their reasonable best efforts to provide all cooperation reasonably requested by any Buyer (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of any Seller and its Subsidiaries) in connection with obtaining the Financing, including (i) assisting with the lender’s preparation of materials for bank information memoranda, prospectuses, business projections and similar documents required in connection with the Financing, (ii) furnishing Buyers and their financing sources as promptly as practicable with financial and other information regarding the Business, including, without limitation, any information regarding any Acquired Asset or Sold Company, as may be reasonably requested by any Buyer, including audits thereto to the extent so required, provided, that such Buyer will provide the Sellers with a list of the form and types of financial and other information it will request pursuant to this clause (ii) as promptly as practicable after the date of this Agreement, (iii) using reasonable best efforts to obtain accountants’ comfort letters, accountants’ consents, legal opinions, surveys and title insurance as reasonably requested by any Buyer and (iv) using reasonable best efforts to permit the lender(s) under the Debt Commitment Letter to evaluate the current assets, cash management and accounting systems of the Business, including any policies and procedures relating thereto, for the purpose of establishing collateral arrangements (provided, that such access and information shall only be provided to the extent that such access or the provision of such information would not violate applicable Law; and provided, further, that the foregoing shall not require the Sellers to permit any inspection, or to disclose any information that would result in the disclosure of any trade secrets or violate any of their or their Subsidiaries’ obligations with respect to confidentiality).

(b) None of the Sellers, nor any of their Subsidiaries, shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing. The Buyers shall, promptly upon request by the Company, reimburse the Sellers for all out-of-pocket costs incurred by the Sellers or any of their Subsidiaries in connection with the cooperation described in clause (a) above. The Buyers shall, on a joint and several basis, indemnify and hold harmless the IR Indemnified Parties for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith in accordance with Section 9.2 of this Agreement. All non-public or otherwise confidential information regarding the Business and any Seller and its Affiliates obtained by Buyers pursuant to this Section 5.25 shall be kept confidential by each Buyer in accordance with its confidentiality obligations to the Buyers.

ARTICLE VI

CONDITIONS TO THE SELLERS’ OBLIGATIONS

The obligation of the Sellers to effect the Closing under this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions, unless waived in writing by IR.

SECTION 6.1.  Representations and Warranties. The Buyers’ representations and warranties made in this Agreement shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to a specified date (in which case as of such specified date)), except for such failures of the representations and warranties to be so true and correct that, in the aggregate, do not, and would not reasonably be expected to, prevent or materially delay the ability of the Buyers to consummate the transactions contemplated by this Agreement.

SECTION 6.2.  Performance. The Buyers shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be so performed or complied with by them prior to the Closing.

SECTION 6.3.  Officer’s Certificate. Buyer Parents shall have delivered to the Sellers a certificate, dated as of the Closing Date and executed by an officer of each of Buyer Parents, certifying to the fulfillment of the conditions specified in Sections 6.1 and 6.2 hereof.

SECTION 6.4.  Regulatory Approvals. All applicable waiting periods under the HSR Act with respect to the transactions contemplated hereby shall have expired or been terminated, and all Consents required under Other Competition Laws of the jurisdictions set forth on Schedule 6.4 shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

SECTION 6.5.  Injunctions. There shall not be in effect any Law or Order directing that the transactions provided for herein not be consummated as provided herein or which has the effect of rendering it impossible or illegal to consummate such transactions; and no Proceeding shall have been commenced by any Governmental Authority in such jurisdictions which is reasonably likely to result in any such Law or Order (for the avoidance of doubt, a trial, hearing or other court Proceeding in which no Governmental Authority is a plaintiff or claimant shall not be deemed to be “commenced by any Governmental Authority”); provided, however, that the foregoing condition shall be deemed to be satisfied notwithstanding the existence of a non-permanent or appealable Order in India, the People’s Republic of China, the Czech Republic or the Republic of Ireland under which the terms of Section 2.4(b) would take effect.

SECTION 6.6.  Closing Agreements. Each Closing Agreement and all other documents required to have been executed and delivered to any Seller prior to Closing shall have been executed and delivered by all parties thereto (other than any Seller) in the form contemplated by this Agreement and shall be in full force and effect. The Buyers or Affiliates of Buyers that are parties to the Closing Agreements shall have the ability to perform in all material respects their respective obligations under the Closing Agreements.

SECTION 6.7.  Labor Consultations. The Buyers shall have completed all legally required notifications to, and all legally required consultations with, the employees, employee representatives, work councils, unions, labor boards and relevant government agencies concerning the transactions contemplated hereby with respect to the employees of the Sold Companies and the Business.

ARTICLE VII

CONDITIONS TO THE BUYERS’ OBLIGATIONS

The obligation of the Buyers to effect the Closing under this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions, unless waived in writing by Buyer Parents.

SECTION 7.1.  Representations and Warranties. The Sellers’ representations and warranties made in this Agreement (without giving effect to any materiality qualifications, other qualifications based on the word “material”, or Company Material Adverse Effect qualifiers contained therein) shall be true and correct in all respects on the date hereof and as of the Closing Date with the same force and effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to a specified date (in which case such representations and warranties shall be true and correct on and as of such specified date), except for such failures of representations and warranties to be so true and correct that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

SECTION 7.2.  Performance. The Sellers shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by them prior to the Closing.

SECTION 7.3. Officer’s Certificate. IR shall have delivered to the Buyers a certificate, dated as of the Closing Date and executed by an officer of IR, certifying to the fulfillment of the conditions specified in Sections 7.1 and 7.2 hereof.

SECTION 7.4.  Regulatory Approvals. All applicable waiting periods under the HSR Act with respect to the transactions contemplated hereby shall have expired or been terminated, and all Consents required under Other Competition Laws in the jurisdictions set forth on Schedule 6.4 shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

SECTION 7.5.  Injunctions. There shall not be in effect any Law or Order directing that the transactions provided for herein not be consummated as provided herein or which has the effect of rendering it impossible or illegal to consummate such transactions, and no Proceeding shall have been commenced by any Governmental Authority in such jurisdictions which is reasonably likely to result in any such Law or Order (for the avoidance of doubt, a trial, hearing or other court Proceeding in which no Governmental Authority is a plaintiff or claimant shall not be deemed to be “commenced by any Governmental Authority”); provided, however, that the foregoing condition shall be deemed to be satisfied notwithstanding the existence of a non-permanent or appealable Order in India, the People’s Republic of China, the Czech Republic or the Republic of Ireland under which the terms of Section 2.4(b) would take effect.

SECTION 7.6.  Closing Agreements. Each Closing Agreement and all other documents required to have been executed and delivered to any Buyer prior to Closing shall have been executed and delivered by all parties thereto (other than any Buyer) in the form contemplated by this Agreement and shall be in full force and effect. The Sellers or Affiliates of Sellers that are parties to the Closing Agreements shall have the ability to perform in all material respects their respective obligations under the Closing Agreements.

SECTION 7.7.  Labor Consultations. The Sellers shall have completed all legally required notifications to, and all legally required consultations with, the employees, employee representatives, work councils, unions, labor boards and relevant government agencies concerning the transactions contemplated hereby with respect to the employees of the Sold Companies and the Business.

SECTION 7.8.  FIRPTA Certificate. The Sellers will have delivered to the Buyers a duly authorized and executed certificate stating that no interest in any Sold Companies is a United States real property interest within the meaning of Section 897 of the Code, which certificate (and delivery thereof) shall comply in all respects with the requirements set forth in the U.S. Treasury Regulations 1.1445-2(c)(3) and 1.897-2(h).

ARTICLE VIII

TERMINATION

SECTION 8.1.  Termination. (a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i) by mutual written consent of IR and Buyer Parents;

(ii) by IR if any of the conditions set forth in Article VI shall have become incapable of fulfillment on or prior to the Termination Date and shall not have been waived by IR, unless the failure of such condition is the result of a material breach of this Agreement by Sellers;

(iii) by Buyer Parents if any of the conditions set forth in Article VII shall have become incapable of fulfillment on or prior to the Termination Date and shall not have been waived by Buyer Parents, unless the failure of such condition is the result of a material breach of this Agreement by Buyers;

(iv) by either the Sellers or the Buyers if any Governmental Authority of competent jurisdiction in any of the jurisdictions set forth in Schedule 6.4 shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated hereby (after giving effect to the parties’ obligations under Section 5.3) and such Order or other action shall have become final and nonappealable; and

(v) by Sellers or Buyers, if the Closing does not occur on or prior to February 28, 2008 (the “Termination Date”); provided, that a party may not terminate pursuant to this clause if the failure of such consummation shall be due to the failure of the party wishing to terminate to comply in all material respects with the agreements and covenants contained herein;

(b) In the event of termination by Sellers or Buyers pursuant to this Section 8.1, written notice thereof shall forthwith be given to the other and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein, Buyers shall return all documents and other material received from Sellers relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to Sellers.

SECTION 8.2.  Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 8.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 5.2 relating to the obligation of the Buyers and the Sellers to keep confidential certain information and data obtained by it from the other party, (ii) Section 5.18 relating to certain expenses, (iii) Section 8.1 and this Section 8.2 and (iv) Section 10.10 relating to publicity, which shall survive such termination. Nothing in this Section 8.2 shall be deemed to release any party from any liability for any willful breach by such party of the terms and provisions of this Agreement; provided, that no party hereto shall be entitled to recover any special, indirect, incidental, punitive or consequential damages whatsoever in respect of such breach by the other party, except (x) in the event of fraud or willful misconduct, and (y) in the event that a third party has been awarded special, indirect, incidental, punitive or consequential damages.

ARTICLE IX

INDEMNIFICATION

SECTION 9.1.  Indemnification by the Sellers.

(a) Subject to the limits set forth in this Article IX, from and after the Closing, the Sellers agree, jointly and severally, to indemnify, defend and hold harmless each Buyer and each of their Affiliates (including, after the Closing, the Sold Companies) and their respective officers, directors, stockholders, employees, agents and representatives (the “Buyer Indemnified Persons”) against and in respect of any and all Losses that they may incur arising out of or due to (i) any breach of any representation or warranty of the Sellers contained in this Agreement (other than the Tax representations and warranties contained in Section 3.11, which are addressed separately in the Tax indemnity set forth in Section 5.6, and other than the representations and warranties contained in Sections 3.1, 3.2 and 3.3, 3.18 (as it relates to title) and 3.19 (as it relates to title) (such parts of Article III being referred to collectively as, the “Title Representations”)), or in any certificates delivered in connection herewith, (ii) any breach of any Title Representations, (iii) any failure of Sellers to perform any covenant or other agreement of the Sellers contained in this Agreement, and (iv) any Excluded Asset or Excluded Liability (other than any Taxes that are Excluded Liabilities).

(b) Anything to the contrary contained herein notwithstanding, in respect of all Losses and claims under clause (i) of Section 9.1(a) (other than with respect to any breach of the representation and warranties contained in Section 3.22), none of the Buyer Indemnified Persons shall be entitled to recover from the Sellers any Losses until the total of all Losses, regardless of amount, collectively exceed $50,000,000 (the “Deductible”) and then only for the amount by which such Losses collectively exceed the Deductible.

(c) Anything to the contrary contained herein notwithstanding, in respect of all Losses and claims under clause (i) of Section 9.1(a) (other than with respect to any breach of the representation and warranties contained in Section 3.22), the Buyer Indemnified Parties shall not be entitled to recover more, in the aggregate, than $700,000,000 (the “Cap”) from the Sellers with respect to all such Losses.

(d) Anything to the contrary contained herein notwithstanding, Buyer Indemnified Parties shall not be entitled to recover any amount for any individual Loss and claim under clause (i) of Section 9.1(a) (other than with respect to any breach of the representation and warranties contained in Section 3.22) that is less than $250,000; provided, however, that in the event such individual Losses or claims arise from or relate to a set of same or common events, facts or circumstances, such individual Losses or claims shall be aggregated for purposes of calculating Losses under this Section 9.1.

(e) For the avoidance of doubt, it is understood and agreed that the Deductible and the Cap shall in no event apply to any Losses or claims under clauses (ii) through (iv) of Section 9.1(a).

SECTION 9.2.  Indemnification by the Buyers. From and after the Closing, the Buyers agree, jointly and severally, to indemnify, defend and hold each Seller and each of their Affiliates and their respective officers, directors, stockholders, employees, agents and representatives (the “IR Indemnified Persons”) harmless from and in respect of any and all Losses that they may incur arising out of or due to (i) any failure of Buyers to perform any covenant or other agreement of the Buyers contained in this Agreement, (ii) any breach of Buyers’ representations and warranties contained in this Agreement and (iii) any Acquired Asset or Assumed Liability.

(b) Anything to the contrary contained herein notwithstanding, in respect of all Losses and claims under clause (ii) of Section 9.2(a), none of the IR Indemnified Persons shall be entitled to recover from the Buyers any Losses until the total of all Losses, regardless of amount, collectively exceed an amount equal to the Deductible, and then only for the amount by which such Losses collectively exceed the Deductible.

(c) Anything to the contrary contained herein notwithstanding, in respect of all Losses and claims under clause (ii) of Section 9.2(a),the IR Indemnified Parties shall not be entitled to recover more, in the aggregate, than the amount of the Cap from the Buyers with respect to all such Losses.

(d) Anything to the contrary contained herein notwithstanding, IR Indemnified Parties shall not be entitled to recover any amount for any individual Loss and claim under clause (ii) of Section 9.2(a) that is less than $250,000; provided, however, that in the event such individual Losses or claims arise from or relate to a set of same or common events, facts or circumstances, such individual Losses or claims shall be aggregated for purposes of calculating Losses under this Section 9.2.

(e) For the avoidance of doubt, it is understood and agreed that the Deductible and the Cap shall in no event apply to any Losses or claims under clauses (i) and (iii) of Section 9.2(a).

SECTION 9.3.  Indemnification as Exclusive Remedy. Except as otherwise expressly provided in Article V, and except for claims or actions for fraud, the indemnification provided in this Article IX, subject to the limitations set forth herein, shall be the exclusive post-Closing remedy available to any party in connection with any Losses arising out of or resulting from this Agreement or the transactions contemplated hereby. The foregoing notwithstanding, nothing in this Section 9.3 shall limit or restrict the ability or right of any party hereto to seek injunctive or other equitable relief for any breach or alleged breach of any provision of Articles II, V or X of this Agreement; provided, that any procedures in respect of and limitations on Losses or liabilities in this Article IX shall in no event be diminished or circumvented by such relief.

SECTION 9.4.  Indemnification Calculations.

(a) The amount of any Losses for which indemnification is provided under this Agreement shall be computed net of any insurance proceeds received by the indemnified party in connection with such Losses. If an indemnified party receives insurance proceeds in connection with Losses for which it has received indemnification, such party shall refund to the indemnifying party the amount of such insurance proceeds when received, up to the amount of indemnification received. An indemnified party shall use its commercially reasonable efforts to pursue insurance claims with respect to any Losses. If the amount with respect to which any claim is made under this Agreement (including under Section 5.6) (an “Indemnity Claim”) gives rise to a Tax Benefit (as defined below) to the party making the claim, the indemnity payment shall be reduced by the amount of such Tax Benefit available to the party making the claim. For purposes of this Section 9.4(a), a “Tax Benefit” to a party means an amount by which the tax liability of such party (or group of Affiliates including such party) is or is deemed to be reduced as a result of its receipt of payment for such Indemnity Claim or its payment of the liability giving rise to such Indemnity Claim, such amount or deemed amount to be determined at an assumed marginal tax rate equal to the highest marginal tax rate then in effect for corporate taxpayers in the relevant jurisdiction. The parties agree that any indemnification payments made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable Law.

(b) Indemnifiable Losses shall in no event include any special, indirect, incidental, punitive or consequential damages whatsoever, except (i) in the event of fraud, gross negligence or willful misconduct and (ii) in the event that a third party has been awarded special, indirect, incidental, punitive or consequential damages.

SECTION 9.5.  Survival. The representations and warranties of the parties contained in this Agreement or in any instrument delivered pursuant hereto will survive the Closing and will remain in full force and effect thereafter until 5:00 p.m. (New York City time) on April 15, 2009; provided, that (i) the survival of the representations and warranties contained in Section 3.11 shall be governed by Section 5.6(e), (ii) the Title Representations shall expire at 5:00 p.m. (New York City time) on the tenth (10th) anniversary of the Closing Date, and (iii) the representations and warranties shall survive beyond the respective periods set forth in this Section 9.5 with respect to any breach thereof if written notice thereof shall have been duly given within such period in accordance with Section 9.6 hereof.

SECTION 9.6.   Notice and Opportunity to Defend. If there occurs an event which a party asserts is an indemnifiable event pursuant to Section 9.1 or 9.2, the party or parties seeking indemnification shall notify the other party or parties obligated to provide indemnification (the “Indemnifying Party”) promptly. If such event involves any claim or the commencement of any action or Proceeding by a third person, the party seeking indemnification will give such Indemnifying Party prompt written notice of such claim or the commencement of such action or Proceeding. However, the failure to provide prompt notice as provided herein will relieve the Indemnifying Party of its obligations hereunder only if, and to the extent that, such failure actually and materially prejudices the Indemnifying Party hereunder. In case any such action shall be brought against any party seeking indemnification and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to assume the defense thereof, with counsel selected by the Indemnifying Party and, after notice from the Indemnifying Party to such party or parties seeking indemnification of such election so to assume the defense thereof, the Indemnifying Party shall not be liable to the party or parties seeking indemnification hereunder for any legal expenses of other counsel or any other expenses subsequently incurred by such party or parties in connection with the defense thereof. The Indemnifying Party and the party seeking indemnification agree to cooperate fully with each other and their respective counsel in connection with the defense, negotiation or settlement of any such action or asserted liability. The party or parties seeking indemnification shall have the right to participate at their own expense in the defense of such action or asserted liability. If the Indemnifying Party assumes the defense of an action, no settlement or compromise thereof may be effected (i) by the Indemnifying Party without the written consent of the indemnified party (which consent shall not be unreasonably withheld or delayed) unless all relief provided is paid or satisfied in full by the Indemnifying Party or (ii) by the indemnified party without the consent of the Indemnifying Party. In no event shall an Indemnifying Party be liable for any settlement effected without its written consent.

SECTION 9.7.  Tax Indemnity. Other than as specifically set forth in Section 9.4, indemnification with respect to Taxes shall be governed exclusively by Section 5.5, Section 5.6, Section 5.7 and Section 5.8.

SECTION 9.8.  Other Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, no Buyer Indemnified Person shall be entitled to indemnification under Article IX for any Losses to the extent that such Losses are reflected as a liability of the Business on the Final Statement of Net Asset Value.

ARTICLE X

MISCELLANEOUS

SECTION 10.1.  Governing Law. This Agreement shall be construed under and governed by the Laws of the State of New York.

SECTION 10.2.  Projections. In connection with the Buyers’ investigation of the Sold Companies and the Business, the Buyers may have received, or may receive, from the Sellers and/or their respective representatives certain projections and other forecasts for the Business, and certain business plan and budget information. The Buyers acknowledge that (i) there are uncertainties inherent in attempting to make such projections, forecasts, plans and budgets, (ii) the Buyers are familiar with such uncertainties, (iii) the Buyers are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them, and (iv) the Buyers will not assert any claim against the Sellers or any of their respective directors, officers, employees, Affiliates or representatives, or hold the Sellers or any such Persons liable, with respect to such projections, forecasts, business plans and budget information. Accordingly, the Buyers acknowledge that the Sellers make no representation or warranty with respect to such projections, forecasts, business plans or budget information and that the Sellers make only those representations and warranties explicitly set forth in Article III.

SECTION 10.3.  Materiality; Schedules.

(a) As used in this Agreement, unless the context would require otherwise, the terms “material” and the concept of the “material” nature of an effect upon the Sold Companies or the Business shall be measured relative to the entire Business, taken as a whole, as such business is currently being conducted.

(b) There have been included in the Schedules and may be included elsewhere in this Agreement items which are not “material” within the meaning of the immediately preceding sentence for informational purposes and in order to avoid any misunderstanding, and such inclusion shall not be deemed to be an agreement by the Sellers that such items are “material” or to further define the meaning of such term for purposes of this Agreement. With respect to the Schedules hereto, no disclosures made on any Schedule with respect to any representation or warranty shall be deemed to be made with respect to any other representation or warranty unless expressly made in a schedule related to such other representation and warranty (by cross-reference or otherwise) or unless, and only to the extent that, it is readily apparent on the face of such disclosure that such disclosure contains information which also modifies another representation and warranty herein.

SECTION 10.4.  Amendment. This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

SECTION 10.5.  Waiver. Any of the terms or conditions of this Agreement, which may be lawfully waived, may be waived in writing at any time by each party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any party hereto shall be binding only if set forth in an instrument in writing signed on behalf of such party. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

SECTION 10.6.  Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any Buyer or any Seller (including by operation of law in connection with a merger or consolidation of any Buyer or any Seller) without the prior written consent of the other parties hereto. Notwithstanding the foregoing, (a) prior to Closing, a Buyer may assign its right to purchase the Acquired Assets or any of its other rights or any portion thereof hereunder to one or more Affiliates of such Buyer without the prior written consent of Sellers; provided, that such assignment shall not relieve any Buyer of its obligations hereunder and further provided, that such assignment does not adversely impact or delay the obtaining of any material Consent required by this Agreement to be obtained, and (b) a Buyer may assign its rights hereunder by way of security for indebtedness necessary to fund the Buyers’ obligations hereunder and such secured party may assign such rights by way of exercise of remedies; provided, however, that no assignment shall relieve any Buyer of its obligations hereunder. Any attempted assignment in violation of this Section 10.6 shall be void. The Buyer may request consultation with the Seller regarding the feasibility, costs and Tax consequences for either party of any acquisition of a Sold Company effected through a reverse merger of any Sold Company into an Affiliate of the Buyer or Buyer, and the Seller shall not unreasonably withhold its consent and cooperation thereto, given compensation by the Buyer to the Seller for any related Seller’s Losses under the form of an increased purchase price.

SECTION 10.7.  Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if (a) personally delivered, (b) sent by an internationally recognized overnight courier service to the recipient at the address below indicated or (c) delivered by facsimile with email or telephonic confirmation of receipt:

If to any of the Buyers:

Doosan Infracore Co., Ltd.
Doosan Tower 18-12
Euljiro-6-ga, Jung-gu
Seoul, Korea
Attn: Sang Ha Lee
(822) 3398-1067 (telecopier)
(822) 3398-1040 (telephone)

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: David K. Lakhdhir
(212) 757-3990 (telecopier)
(212) 373-3000 (telephone)

With an additional copy to:

Kim & Chang
Seyang Building
223 Naeja-dong, Jongro-gu
Seoul, Korea 110-720
Attention: S. Y. Park
(822) 737-9091 (telecopier)
(822) 3703-1033 (telephone)

If to any of the Sellers:

c/o Ingersoll-Rand Company
155 Chestnut Ridge Road
P.O. Box 0445
Montvale, New Jersey 07645
Attn: General Counsel
(201) 573-3448 (telecopier)
(201) 573-3473 (telephone)

With a copy to:

Simpson, Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Mario A. Ponce
(212) 455-2502 (telecopier)
(212) 455-3442 (telephone)

or to such other address as any party hereto may, from time to time, designate in a written notice given in like manner. Except as otherwise provided herein, any notice under this Agreement will be deemed to have been given (x) on the date such notice is personally delivered or delivered by facsimile or (y) the second succeeding Business Day after the date such notice is delivered to the overnight courier service if sent by overnight courier; provided, that in each case notices received after 4:00 p.m. (local time of the recipient) shall be deemed to have been duly given on the next Business Day.

(b) For convenience only, the parties agree that all notices, consents, directions or other actions that may be given or taken hereunder by the Sellers may be given by IR or by Ingersoll-Rand Company on behalf of the Sellers pursuant to a written instruction or document duly executed by IR or by Ingersoll-Rand Company and that Buyers shall treat any such instrument or document as the action of the Sellers hereunder.

(c) For convenience only, the parties agree that all notices, consents, directions or other actions that may be given or taken hereunder by the Buyers may be given by Buyer Parents on behalf of the Buyers pursuant to a written instruction or document duly executed by Buyer Parents and that Sellers shall treat any such instrument or document as the action of the Buyers hereunder.

SECTION 10.8. Complete Agreement. This Agreement, the Confidentiality Agreement, the Closing Agreements and the other documents and writings referred to herein or delivered pursuant hereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

SECTION 10.9.  Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

SECTION 10.10.  Publicity; Confidentiality. The Sellers and the Buyers will consult with each other and will mutually agree upon any publication or press release of any nature with respect to this Agreement or the transactions contemplated hereby and shall not issue any such publication or press release prior to such consultation and agreement except as may be required by applicable Law or by obligations pursuant to any listing agreement with any securities exchange or any securities exchange regulation, in which case the party proposing to issue such publication or press release shall make reasonable efforts to consult in good faith with the other party or parties before issuing any such publication or press release and shall provide a copy thereof to the other party or parties prior to such issuance.

(b) Except as requested or required by applicable Law (including securities Laws of any jurisdiction and rules and regulations of any applicable stock exchange) or legal, judicial or regulatory process, from and after the date hereof, the parties hereto shall each keep confidential and not directly or indirectly disclose to any third party (other than its Affiliates, officers, directors, employees, attorneys, accountants, advisors, agents and other representatives) the terms and conditions of this Agreement or any Closing Agreement.

SECTION 10.11.  Headings. The headings contained in this Agreement are for reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.12.  Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

SECTION 10.13.  Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.

SECTION 10.14.  Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the borough of Manhattan in the City of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County, for the purposes of any suit, action or other Proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto irrevocably and fully waives the defense of an inconvenient forum to the maintenance of such suit, action or Proceeding. Each of the parties further agrees that service of any process, summons, notice or document to such party’s respective address listed above in one of the manners set forth in Section 10.7 hereof shall be deemed in every respect effective service of process in any such suit, action or Proceeding. Nothing herein shall affect the right of any Person to serve process in any other manner permitted by Law. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or Proceeding arising out of this Agreement or the transactions contemplated hereby in (a) the United States District Court for the Southern District of New York or (b) the Supreme Court of the State of New York, New York County, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or Proceeding brought in any such court has been brought in an inconvenient forum. The parties hereto hereby irrevocably and unconditionally waive trial by jury in any legal action or Proceeding relating to this Agreement or any other agreement entered into in connection therewith and for any counterclaim with respect thereto.

SECTION 10.15.  Enforcement of Agreement. Each party acknowledges and agrees that the other party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by a Seller or Buyer could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which any party may be entitled at law or in equity, prior to Closing it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officer, in each case as of the date first above written.

INGERSOLL-RAND COMPANY LIMITED

By:	/s/ Herbert L. Henkel
Name: Herbert L. Henkel
Title: Chairman, President and Chief Executive Officer

DOOSAN INFRACORE CO., LTD.

By:	/s/ Yong Sung Kim
Name: Yong Sung Kim
Title: President

DOOSAN ENGINE CO., LTD.

By:	/s/ Kyu Song Cho
Name: Kyu Song Cho
Title: President